As filed with the Securities and Exchange Commission on July 18, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EQUISTAR CHEMICALS, LP

EQUISTAR FUNDING CORPORATION

(Exact name of co-registrants as specified in their charters)

Delaware Delaware	2869 2869	76-0550481 51-0388569
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1221 McKinney Street, Suite 700 Houston, Texas 77010 (713) 652-7200		Gerald A. O’Brien Vice President, General Counsel and Secretary 1221 McKinney Street, Suite 700 Houston, Texas 77010 (713) 652-7200
(Address, including zip code, and telephone number, including area code, of each co-registrant’s principal executive offices)		(Name, address, including zip code, and telephone number, including area code, of agent for service for each co-registrant)

Copy to:

Stephen A. Massad

Baker Botts L.L.P.

One Shell Plaza

Houston, Texas 77002

(713) 229-1234

Approximate date of commencement of proposed sale of the securities to the public:  As soon as practicable following the effectiveness of this Registration Statement.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee (1)

10 5/8% Senior Notes Due 2011	$450,000,000	100%	$450,000,000	$36,405

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(f) under the Securities Act.

The co-registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the co-registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 18, 2003

PROSPECTUS

Equistar Chemicals, LP

Equistar Funding Corporation

$450,000,000

Offer to Exchange

Registered

10 5/8% Senior Notes due 2011

for

All Outstanding Unregistered

10 5/8% Senior Notes due 2011

The new notes:

•     will be freely tradeable;

•     are otherwise substantially identical to the outstanding notes issued on April 22, 2003;

•     will accrue interest at the same rate per annum as the outstanding notes, payable semiannually in arrears on each May 1 and November 1, beginning November 1, 2003;

•     will be unsecured and will rank equally with outstanding notes that are not exchanged and all other unsecured and unsubordinated indebtedness but will effectively be junior to all our secured indebtedness to the extent of the value of the assets securing that indebtedness; and

•     will not be listed on any securities exchange or on any automated dealer quotation system, but may be sold in the over-the-counter market, in negotiated transactions or through a combination of those methods.

The exchange offer:

•     expires at 5:00 p.m., New York City time,
on             , 2003, unless extended; and

•     is not conditioned on any minimum aggregate principal amount of notes being tendered.

In addition, you should note that:

•     all outstanding unregistered notes issued on April 22, 2003 that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of new notes that are registered under the Securities Act of 1933;

•     tenders of outstanding notes may be withdrawn any time before the expiration of the exchange offer;

•     the exchange of new notes for outstanding notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes; and

•     the exchange offer is subject to customary conditions, which we may waive in our sole discretion.

Please consider carefully the risk factors beginning on page 12 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the new notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2003.

This prospectus is part of a registration statement we filed with the SEC.

•	You should rely only on the information or representations provided in this prospectus.

•	We have not authorized any person to provide information in this prospectus other than that provided in this prospectus.

•	We have not authorized anyone to provide you with different information.

•	We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

•	You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

In this prospectus, except as the context otherwise requires:

•	“Equistar,” “we,” “us,” “our” and “ours” refer to Equistar Chemicals, LP and its subsidiaries, including Equistar Funding;

•	“Equistar Funding” refers to Equistar Funding Corporation, a wholly owned subsidiary of Equistar that was formed solely to act as co-obligor for debt securities issued by Equistar;

•	“issuers” refers to Equistar and Equistar Funding, who will jointly issue the new notes and jointly issued the outstanding notes;

•	“notes” refers to both the new notes and the outstanding notes; and

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•	“pro forma” means that the information has been adjusted to give effect to the use of the proceeds from the sale of the outstanding notes as described under “Use of Proceeds.”

This prospectus incorporates important business and financial information about us from documents that are not included in or delivered with this prospectus. This information is available to holders of the notes without charge upon written or oral request. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address and telephone number:

Equistar Chemicals, LP

1221 McKinney, Suite 700

Houston, Texas 77010

Attn: Investor Relations

(713) 652-4590

To obtain timely delivery of any of our filings, agreements or other documents, you must make your request to us no later than             , 2003. The exchange offer will expire at 5:00 p.m., New York City time, on             , 2003. The exchange offer can be extended by us in our sole discretion, but we currently do not intend to extend the expiration date. See the caption “The Exchange Offer” for more detailed information.

MARKET, RANKING AND INDUSTRY DATA

The data included or incorporated by reference in this prospectus regarding markets and ranking, including the size of certain markets and our position and the position of our competitors within these markets, are based on independent industry publications, reports from government agencies or other published industry sources and our estimates. Our estimates are based on information obtained from our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and our management’s knowledge and experience. We believe these estimates to be accurate as of the date of the document in which the estimates were made or as of the date specified in such document. However, this information may prove to be inaccurate because of the methods by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in a survey of market size.

NON-GAAP FINANCIAL MEASURES

The body of generally accepted accounting principles is commonly referred to as “GAAP.” For this purpose, a non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position, or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measures. From time to time we disclose so-called non-GAAP financial measures, primarily EBITDA, or earnings before interest, taxes and depreciation and amortization of long-lived assets. The non-GAAP financial measures described herein are not a substitute for the GAAP measures of earnings, for which management has responsibility.

EBITDA is a key measure used by the banking and high-yield investing communities in their evaluation of economic performance. Accordingly, management believes that disclosure of EBITDA provides useful information to investors because it is frequently cited by financial analysts in evaluating companies’ performance and it is a key measure in the calculation of financial covenants contained in our credit facility and the indentures governing our senior debt. Management believes that inclusion of EBITDA in certain disclosures is useful because it increases the visibility of this component of the covenant analysis to an investor. Additionally,

ii

multiples of EBITDA are one measure of the indicated fair value of certain long-lived assets. For example, we used the multiples-of-EBITDA approach in evaluating our goodwill for impairment.

We also periodically report adjusted net income (loss) or adjusted EBITDA, excluding specified items that are unusual in nature or not comparable from period to period and that are included in GAAP measures of earnings. Management believes that excluding these items generally helps investors to compare operating performance between two periods. Such adjusted data is not reported without an explanation of the items that are excluded.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or incorporated by reference into this prospectus to help you understand the terms of this exchange offer and the new notes. It likely does not contain all of the information that is important to you or that you should consider. To understand all of the terms of this exchange offer and the new notes and to obtain a more complete understanding of our business and financial situation, we encourage you to carefully read this entire prospectus, including “Risk Factors,” the consolidated financial statements included with this prospectus and the information we have incorporated by reference herein.

About Equistar

We are one of the largest chemical producers in the world, with total 2002 revenues of $5.5 billion and assets of $5.1 billion at the end of 2002. We are North America’s second largest producer of ethylene, the world’s most widely used petrochemical. We are also the third largest producer of polyethylene in North America. The chemicals we produce are fundamental to many diverse segments of the economy, including consumer products, housing and automotive components and other durable and nondurable goods.

We produce a variety of petrochemicals at eleven facilities located in five states, including:

•	Olefins—We produce ethylene, propylene and butadiene, which together account for a majority of our petrochemicals business. Ethylene, our most significant product, is the key building block for polyethylene and most of our oxygenated products. Propylene is used to make polypropylene and propylene oxide. The chemicals made from olefins are used to create a variety of products, including food packaging, antifreeze, carpet facing and backing, urethane foam seating and rubber for tires and hoses.

•	Oxygenated products—We produce ethylene oxide and its derivatives, ethylene glycol, ethanol and methyl tertiary butyl ether, commonly referred to as MTBE. These chemicals are used to produce paint, detergents, polyester fibers and film, antifreeze, gasoline additives and other products.

•	Aromatics—We produce benzene and toluene. Our aromatics products are used to make plastics, rubber and nylon carpet fiber and as additives to enhance octane value in gasoline.

•	Specialty products—We manufacture a number of specialty chemicals that are used as key inputs in inks, adhesives, polyester resins, rubber and other products.

Through facilities located at nine plants in four states, our polymers segment manufactures a wide variety of polymers, including:

•	Polyethylene—We manufacture high density polyethylene, low density polyethylene and linear low density polyethylene. Polyethylene is used in packaging film, trash bags and lightweight high-strength plastic bottles for milk, juices, shampoos and detergents.

•	Polypropylene—We manufacture polypropylene, which is used in plastic bottle caps and other closures, rigid packaging, automotive components and carpet facing.

•	Performance polymers—The majority of our performance polymers are sold for use as compounds for wire and cable insulation, bulk molding, hot-melt adhesives and carpet backing. We believe that, over a business cycle, average selling prices and profit margins for performance polymers tend to be higher than average selling prices and profit margins for higher volume commodity polyethylenes.

Equistar is a joint venture limited partnership owned by Lyondell Chemical Company and Millennium Chemicals Inc. Since August 2002, when Lyondell acquired Occidental Petroleum Corporation’s 29.5% partnership interest in Equistar, we have been owned 70.5% by Lyondell and 29.5% by Millennium. See “Ownership.” Under the terms of our partnership agreement, Lyondell manages our business, although significant decisions regarding acquisitions, indebtedness and other matters require the consent of representatives of each owner.

Competitive Strengths

Leading Positions in All of Our Key Products

We enjoy leading positions in our three key products: ethylene, propylene and polyethylene. Our product portfolio consists of chemicals used in a wide variety of commercial and industrial end markets, including packaging, paints, coatings, adhesives, cosmetics, automotive components, plastic bottles and caps and wire and cable insulation. The following table shows our leading positions for our key products:

	North American Capacity
Product	Position	Share
Ethylene	#2	15%
Propylene	#2	12%
Polyethylene	#3	13%

Large, Integrated Manufacturing Facilities

Our plants have an annual rated capacity of approximately 11.6 billion pounds of ethylene and 5.7 billion pounds of polyethylene. Our petrochemicals segment is highly integrated with our polymers segment and with several manufacturing facilities of our owners and their affiliates, to whom we sell a significant amount of our production. For example, for the year ended December 31, 2002, approximately 93% of our ethylene production, based on sales dollars, was consumed by our polymers and oxygenated chemicals businesses or sold to our owners and their affiliates (including Occidental) at market-related prices.

The significant size, integration and geographic locations of our operations allow system-wide optimization while providing our customers with reliable and efficient product supply. As of December 31, 2002, we operate a 1,430 mile petrochemical pipeline system on the U.S. Gulf Coast; we have approximately 16 million barrels of storage capacity; and we own or lease approximately 8,900 railcars. The combination of our pipeline system, storage capacity and railcar fleet enables us to efficiently transfer both raw materials and finished products. We also have two plants located in close proximity to U.S. Midwest customers, providing a freight cost advantage on sales to these customers relative to other U.S. Gulf Coast producers.

Low Cost Position

We continuously strive to lower overall costs through:

•

Feedstock Flexibility—We operate olefins plants that have the flexibility to consume a wide range of feedstocks in comparison to many olefins plants that have limited feedstock flexibility. During periods of volatile energy and raw material prices, this flexibility can be especially valuable, as cost differences between the prices of feedstocks can vary widely. The primary feedstocks used in the production of olefins (petroleum liquids and natural gas liquids (NGLs)) are the largest component of total cost for the petrochemicals business. Petroleum liquids have had a historical cost advantage over natural gas liquids. For example, facilities using petroleum liquids historically generated approximately four cents additional variable margin on average per pound of ethylene produced compared to using ethane (a natural gas liquid). This margin advantage is based on an average of historical data over a period of years and is subject to fluctuations, which can be significant. During the second half of 2001 and in 2002, the advantage has been significantly less than the historical average. We have the capability to realize this margin advantage due to our ability to process petroleum liquids at our Channelview, Corpus Christi and Chocolate Bayou, Texas facilities. Our Channelview facility is particularly flexible because it can process 100% petroleum liquids or up to 80% NGLs. Our Corpus Christi plant can process up to 70% petroleum liquids or up to 70% NGLs. Our Chocolate Bayou facility processes 100% petroleum liquids. In addition, our LaPorte facility can process natural gasoline and NGLs, including heavier NGLs such as butane.

•	Production Optimization—We are able to optimize operating rates at our manufacturing facilities to respond to changing industry conditions. We seek to maximize operating rates at each of our facilities and may idle less efficient manufacturing capacity and shift production to more efficient facilities in order to maximize cash flow during weak industry conditions.

•	Low Overhead Costs—Since our formation, we have been able to eliminate significant overhead costs by sharing services with Lyondell. Our selling, general and administrative expenses have declined 40% from $259 million in 1999 to $155 million in 2002.

Experienced Management Team

We are managed by an experienced team of executive officers that benefit from the collective best practices and experiences of our owners. Lyondell manages the daily operation of our business, while significant decisions are subject to the approval of representatives of each owner. Our senior management team, led by Dan F. Smith, chief executive officer of Equistar and president and chief executive officer of Lyondell, consists of five individuals with an average of more than 25 years of experience in the chemical industry. Our partnership governance committee consists of six individuals, three from Lyondell and three from Millennium.

About Equistar Funding

Equistar Funding is a wholly owned subsidiary of Equistar. It is a Delaware corporation formed for the sole purpose of facilitating the financing activities of Equistar. Other than financing activities as a co-issuer of Equistar indebtedness, Equistar Funding has no material assets or operations. Equistar Funding is a co-issuer with Equistar of the outstanding notes and the new notes.

Summary of the Exchange Offer

On April 22, 2003, we completed a private offering of the 10 5/8% senior notes due 2011, which we generally refer to as the outstanding notes in this prospectus. We are now offering to issue registered and fully tradeable notes, which we generally refer to as the new notes in this prospectus, with substantially identical terms as your outstanding notes in exchange for properly tendered outstanding notes.

This prospectus and the accompanying documents contain detailed information about us, the new notes and the exchange offer. You should read the discussion under the heading “The Exchange Offer” for further information regarding the exchange offer and resales of the new notes. You should also read the discussion under the headings “—Summary of Terms of the New Notes” and “Description of New Notes” for further information regarding the new notes.

The Exchange Offer	We are offering to issue to you new registered 10 5/8% senior notes due 2011 in exchange for your outstanding 10 5/8% senior notes due 2011.

Expiration Date	Unless sooner terminated, the exchange offer will expire at 5:00 p.m., New York City time, on , 2003, or at a later date and time to which we extend it. We do not currently intend to extend the expiration date.

Conditions to the Exchange Offer

We will not be required to accept outstanding notes for exchange if the exchange offer would violate applicable law or if any legal action has been instituted or threatened that would impair our ability to proceed with the exchange offer. The exchange offer is not conditioned on any minimum aggregate principal amount of outstanding notes being tendered. Please read the section “The Exchange Offer—Conditions to the Exchange Offer” for more information regarding the conditions to the exchange offer.

Procedures for Tendering Outstanding Notes

If you wish to participate in the exchange offer, you must complete, sign and date the letter of transmittal and mail or deliver the letter of transmittal, together with your outstanding notes, to the exchange agent. If your outstanding notes are held through The Depository Trust Company, or DTC, you may effect delivery of the outstanding notes by book-entry transfer.

In the alternative, if your outstanding notes are held through DTC and you wish to participate in the exchange offer, you may do so through the automated tender offer program of DTC. If you tender under this program, you will agree to be bound by the letter of transmittal that we are providing with this prospectus as though you had signed the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us, among other things, that:

• you are not our “affiliate,” as defined in Rule 405 of the Securities Act or a broker-dealer tendering outstanding notes acquired directly from us for your own account;

•      if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account, you are not engaged in and do not intend to participate in the distribution of the new notes;

• you have no arrangement or understanding with any person to participate in the distribution of the new notes or the outstanding notes within the meaning of the Securities Act;

• any new notes you receive will be acquired in the ordinary course of your business; and

•      if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, those outstanding notes were acquired as a result of market-making activities or other trading activities, and you will deliver a prospectus, as required by law, in connection with any resale of those new notes.

Please see “The Exchange Offer—Purpose and Effect of the Exchange Offer” and “The Exchange Offer—Your Representations to Us.”

Withdrawal Rights	You may withdraw outstanding notes that have been tendered at any time prior to the expiration date by sending a written or facsimile withdrawal notice to the exchange agent.

Procedures for Beneficial Owners	Only a registered holder of the outstanding notes may tender in the exchange offer. If you beneficially own outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes in the exchange offer, you should promptly contact the registered holder and instruct it to tender the outstanding notes on your behalf.

If you wish to tender your outstanding notes on your own behalf, you must either arrange to have your outstanding notes registered in your name or obtain a properly completed bond power from the registered holder before completing and executing the letter of transmittal and delivering your outstanding notes. The transfer of registered ownership may take considerable time.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and cannot comply before the expiration date with the requirement to deliver the letter of transmittal and notes or use the applicable procedures under the automated tender offer program of DTC, you must tender your outstanding notes according to the guaranteed delivery procedures described in “The Exchange Offer—Guaranteed Delivery Procedures.” If you tender using the guaranteed delivery procedures, the exchange agent must receive the properly completed and executed letter of transmittal or facsimile thereof, together with your outstanding notes or a book-entry confirmation and any other documents required by the letter of transmittal, within three business days after the expiration date.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes in the exchange offer, you will no longer be entitled to registration rights. You will not be able to offer or sell the outstanding notes unless they are later registered, sold pursuant to an exemption from registration or sold in a transaction not subject to the Securities Act or applicable state securities laws. Other than in connection with the exchange offer or as specified in the registration rights agreement, we are not obligated to, nor do we currently anticipate that we will, register the outstanding notes under the Securities Act. See “The Exchange Offer—Consequences of Failure to Exchange.”

U.S. Federal Income Tax Considerations

The exchange of new notes for outstanding notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. Please read “Material United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of new notes.

Plan of Distribution	All broker-dealers who receive new notes in the exchange offer have a prospectus delivery obligation.

Based on SEC no-action letters, broker-dealers who acquired the outstanding notes as a result of market-making or other trading activities may use this exchange offer prospectus, as supplemented or amended, in connection with resales of the new notes. We have agreed to make this prospectus available to any broker-dealer delivering a prospectus as required by law in connection with resales of the new notes for up to 180 days after the closing of the exchange offer.

Broker-dealers who acquired the outstanding notes from us may not rely on SEC staff interpretations in no-action letters. Broker-dealers who acquired the outstanding notes from us must comply with the registration and prospectus delivery requirements of the Securities Act, including being named as selling noteholders, in order to resell the outstanding notes or the new notes.

The Exchange Agent

We have appointed The Bank of New York as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

For Delivery by Mail, Overnight Delivery Only or by Hand:

The Bank of New York

101 Barclay Street

Floor 7 East

New York, NY 10286

Attn:

By Facsimile Transmission (for eligible institutions only):

Attn:

To Confirm Receipt:

Summary of Terms of the New Notes

The new notes will be freely tradeable and otherwise substantially identical to the outstanding notes. The new notes will not have registration rights. The new notes will evidence the same debt as the outstanding notes, and the outstanding notes and the new notes will be governed by the same indenture.

Issuers	The new notes will be joint and several obligations of Equistar Chemicals, LP and Equistar Funding Corporation. None of Lyondell, Millennium, nor any of their subsidiaries or affiliates, other than Equistar and Equistar Funding, is obligated to pay the new notes.

Securities Offered	$450 million principal amount of registered 10 5/8% Senior Notes due May 1, 2011.

Maturity Date	May 1, 2011.

Interest Payment Dates	Interest will be payable in cash on May 1 and November 1 of each year, beginning November 1, 2003.

Optional Redemption	We may redeem some or all of the new notes at any time prior to May 1, 2007 at a redemption price equal to 100% of the principal amount of the new notes, plus accrued interest and liquidated damages, if any, and a “make-whole” amount. On or after May 1, 2007, we may redeem the notes at the redemption prices described under “Description of New Notes—Optional Redemption.”

Change of Control

Upon the occurrence of a change of control event, as defined in “Description of New Notes,” you may require that we repurchase the notes at 101% of the principal amount of the notes on the date of repurchase plus accrued interest and liquidated damages, if any. We cannot assure you that we will have sufficient resources to satisfy our repurchase obligation in the event of a change of control. See “Risk Factors—Risks Relating to Our Indebtedness and the New Notes—We may be unable to repurchase the new notes upon a change of control.”

Transfers of interests in us among our owners (including, for this purpose, Occidental), as further described under “Description of New Notes,” will not constitute a change of control and, accordingly, you will not be able to require us to repurchase the new notes upon this type of transfer.

Ranking	The new notes will rank equally to our other unsecured and unsubordinated indebtedness, but will effectively be junior to all our secured indebtedness to the extent of the value of the assets securing that indebtedness. As of March 31, 2003, on a pro forma basis, the notes would have ranked junior to $174 million of our secured indebtedness. As of March 31, 2003, on the same basis, the notes would have ranked equally to $2.1 billion of our existing unsecured, unsubordinated indebtedness.

Subsidiary Guarantees	Any subsidiary of Equistar that guarantees indebtedness of Equistar or any of its subsidiaries will, subject to specified exceptions, be required to guarantee the new notes. The new notes will not initially be guaranteed by any of our subsidiaries and will therefore effectively rank junior to all liabilities of our subsidiaries, including trade payables. As of March 31, 2003, our subsidiaries, other than Equistar Funding, had approximately $159 million of outstanding total liabilities, excluding intercompany liabilities, that are effectively senior to the new notes.

Covenants	The indenture governing the new notes limits our ability and the ability of our subsidiaries to:

• incur additional indebtedness;

• create liens;

• engage in sale and lease-back transactions;

• purchase or redeem capital stock;

• make investments or other specified restricted payments;

• sell assets;

• issue or sell stock of restricted subsidiaries;

• enter into transactions with equity holders or affiliates; or

• effect a consolidation or merger.

These limitations are subject to a number of important qualifications and exceptions. Some of these covenants will no longer apply if the notes are rated “BBB-” or higher by Standard & Poor’s rating service of The McGraw-Hill Companies and “Baa3” or higher by Moody’s Investor Services.

Under our partnership agreement, we are required to distribute all of our surplus cash in excess of our estimated cash needs to our owners, and the indenture does not limit our ability to make distributions to our owners. However, we are required to pay additional interest on the new notes if we make a distribution to our owners and cannot satisfy certain financial tests. The additional interest will be payable in kind in the form of additional notes.

Form of New Notes	The new notes will be represented by one or more permanent global securities deposited with DTC. You will not receive certificates for your new notes unless one of the events described under the heading “Description of New Notes—Book-Entry, Delivery and Form” occurs. Instead, beneficial ownership interests in the new notes will be shown on, and transfers of beneficial ownership will be effected only through, book-entry records maintained by DTC.

Risk Factors

Please read and carefully consider the “Risk Factors” beginning on page 12 before participating in the exchange offer.

Principal Executive Offices

Our principal executive offices are located at 1221 McKinney Street, Suite 700, Houston, Texas 77010 and our telephone number at that address is (713) 652-7200.

Summary Historical Consolidated Financial and Operating Data

The following table presents summary historical consolidated financial and operating data. The historical consolidated financial data has been derived from our audited consolidated financial statements for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and from our unaudited financial statements for the three months ended March 31, 2002 and 2003. The financial data presented below is condensed and may not contain all of the information that you should consider. You should read this selected financial data in conjunction with the consolidated financial statements, including the related notes, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	For the years ended December 31,					For the three months ended March 31,
	1998(a)	1999	2000	2001	2002	2002	2003
	(dollars in millions)
Income statement data:
Sales and other operating revenues	$4,524	$5,594	$7,495	$5,909	$5,537	$1,136	$1,641
Cost of sales	3,928	5,002	6,908	5,755	5,388	1,162	1,676
Selling, general and administrative expenses	229	259	182	181	155	40	40
Operating income (loss)	282	162	334	(99)	(44)	(75)	(96)
Interest expense	(156)	(182)	(185)	(192)	(205)	(52)	(50)
Other income, net (b)	—	46	—	8	2	1	(1)
Net income (loss) (c)	143	32	153	(283)	(1,299)	(1,179)	(146)
Other operating data:
Depreciation and amortization (d)	268	300	308	319	298	73	78
Capital expenditures	200	157	131	110	118	(15)	(13)
Ratio of earnings to fixed charges (e)	1.7x	1.1x	1.7x	—	—	—	—
Balance sheet data (at end of period):
Cash and cash equivalents	$66	$108	$18	$202	$27	$15	112
Total assets	6,700	6,776	6,614	6,338	5,052	5,048	5,043
Total debt	2,220	2,261	2,248	2,337	2,228	2,286	2,228
Total partners’ capital	3,885	3,662	3,540	3,237	1,921	2,058	1,775
Sales volumes (in millions):
Selected petrochemical products:
Olefins (pounds)	16,716	18,574	18,490	16,236	16,851	4,137	3,921
Aromatics (gallons)	271	367	397	366	369	86	94
Polymer products (pounds)	6,488	6,388	6,281	5,862	6,098	1,508	1,397

(a)	The financial operating data for 1998 includes the operating results of the business contributed to us by Occidental prospectively from May 15, 1998, the date of contribution. The business contributed to us by Occidental was accounted for using the purchase method of accounting.

(b)	Other income, net in 1999 and 2001 primarily consists of gains on asset sales, including the sale of our concentrates and compounds business in April 1999.

(c)	The net loss for the year ended December 31, 2002 and the three months ended March 31, 2002 includes a $1,053 million charge related to goodwill impairment.

(d)

Effective January 1, 2002, we implemented Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS No. 142, we reviewed goodwill for impairment and concluded that the entire balance of goodwill was impaired, resulting in a $1.1 billion charge that was reported as the cumulative effect of an accounting change as of January 1, 2002. The conclusion was based on a comparison to our indicated fair value, using multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) for comparable companies as an indicator of fair value. As a result of implementing SFAS No. 142, earnings in 2002 and subsequent years will be favorably affected by approximately $33 million annually because of the elimination of goodwill amortization. The following table presents our income (loss) before cumulative effect of accounting change and net loss for all periods presented as adjusted to eliminate goodwill amortization.

	For the years ended December 31,					For the three months ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in millions)
Reported income (loss) before extraordinary item and cumulative effect of accounting change	$143	$32	$153	$(280)	$(246)	$(126)	$(146)
Add back: Goodwill amortization	31	33	33	33	—	—	—

Adjusted income (loss) before extraordinary item and cumulative effect of accounting change	$174	$65	$186	$(247)	$(246)	$(126)	$(146)

Reported net income (loss)	$143	$32	$153	$(283)	$(1,299)	$(1,179)	$(146)
Add back: Goodwill amortization	31	33	33	33	—	—	—

Adjusted net income (loss)	$174	$65	$186	$(250)	$(1,299)	$(1,179)	$(146)

(e)	The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by fixed charges. Earnings available for fixed charges consist of earnings before income taxes and cumulative effect of accounting change plus fixed charges, less capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, and the portion of operating lease rental expense that represents the interest factor. Earnings were insufficient to cover fixed charges by $280 million in the year ended December 31, 2001, $246 million in the year ended December 31, 2002, $126 million for the three months ended March 31, 2002 and $146 million for the three months ended March 31, 2003.

RISK FACTORS

There are many risks that may affect your investment in the new notes. Some of these risks, but not all of them, are listed below. You should carefully consider these risks as well as the other information included or incorporated by reference in this prospectus before exchanging your outstanding notes.

Risks Relating to the Exchange Offer

If you fail to exchange your outstanding notes, the existing transfer restrictions will remain in effect and the market value of your outstanding notes may be adversely affected because they may be more difficult to sell.

If you do not exchange your outstanding notes for new notes under the exchange offer, then you will continue to be subject to the existing transfer restrictions on the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except in connection with this exchange offer or as required by the registration rights agreement, we do not intend to register resales of the outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the principal amount of the notes outstanding. This may have an adverse effect upon, and increase the volatility of, the market price of any outstanding notes that you continue to hold following completion of the exchange offer due to a reduction in liquidity.

Risks Relating to Our Indebtedness and the New Notes

The risks described in this “Risks Relating to Our Indebtedness and the New Notes” that apply to the new notes also apply to any outstanding notes not tendered for new notes in the exchange offer.

Our balance sheet is highly leveraged, which could adversely affect our ability to operate our business.

As of March 31, 2003, after giving effect to the sale of the outstanding notes and the application of the net proceeds as described under “Use of Proceeds,” we would have had outstanding debt, including current maturities, of approximately $2.3 billion. This debt would have represented approximately 56% of our total capitalization. Also, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Accounting Changes,” beginning in third quarter 2003, we expect to consolidate an entity from which we lease certain railcars. The consolidation of this entity as of March 31, 2003 would have increased debt by $103 million. In addition, as of March 31, 2003, we had $338 million of available capacity (net of $16 million in outstanding letters of credit) under our revolving credit facility and we may borrow thereunder to fund working capital or other needs in the near term. We also have additional contractual commitments described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition for the Three Months Ended March 31, 2003 and 2002—Liquidity and Capital Resources.” Our level of debt and the limitations imposed on us by our existing or future debt agreements could have significant consequences on our business and future prospects, including the following:

•	we may not be able to obtain necessary financing in the future for working capital, capital expenditures, research and development efforts, acquisitions, debt service requirements or other purposes;

•	our less leveraged competitors could have a competitive advantage because they have greater flexibility to utilize their cash flow to improve their operations;

•	we may be exposed to risks inherent in interest rate fluctuations because some of our borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and

•	we could be more vulnerable in the event of continued poor business conditions that would leave us less able to take advantage of significant business opportunities and to react to changes in market or industry conditions.

We will require a significant amount of cash to service our indebtedness, including the new notes, and our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the new notes, will depend on our ability to generate cash in the future. Our ability to fund working capital and planned capital expenditures will also depend on our ability to generate cash in the future. We cannot assure you that:

•	our business will generate sufficient cash flow from operations;

•	future borrowings will be available under our current or future revolving credit facilities in an amount sufficient to enable us to pay our indebtedness on or before maturity; or

•	we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

Factors beyond our control will affect our ability to make these payments and refinancings. These factors include those discussed elsewhere in these risk factors and those listed in the “Forward-Looking Statements” section of this prospectus.

If, in the future, we cannot generate sufficient cash from our operations to meet our debt service obligations, we may need to reduce or delay capital expenditures or curtail research and development efforts. In addition, we may need to refinance our debt, obtain additional financing or sell assets, which we may not be able to do on commercially reasonable terms, if at all. We cannot assure you that our business will generate sufficient cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service obligations.

If we are not able to comply with the restrictive covenants in our debt agreements, we may be unable to repay the new notes.

Our credit facility and indentures relating to our debt securities impose restrictions on us. Our credit facility and indentures contain customary covenants that, subject to exceptions, restrict our ability to engage in sale and lease-back transactions, incur additional debt or liens, dispose of assets, make investments, make non-regulatory capital expenditures, make restricted payments (as defined in the agreements) or merge or consolidate with other entities. See “Description of Other Indebtedness—Credit Facility” and “—Existing Senior Notes” and “Description of New Notes.” In addition, the credit facility requires us to maintain specified financial ratios. As a result of continuing adverse conditions in our industry, we obtained amendments to our credit facility in March 2002 and March 2003 to provide additional financial flexibility by easing certain financial ratio requirements. The March 2003 amendments, however, make the maximum permitted debt ratios more restrictive beginning September 30, 2004. Our ability to comply with the new financial ratios required by the credit facility will be dependent on there being an improvement in our results of operations in the second half of 2003 and thereafter compared to 2002. The current financial ratio requirements under our credit facility generally become increasingly restrictive beginning in the fourth quarter 2003. A breach of these covenants would permit the lenders under our credit facility and the indentures governing the senior notes to declare the loans immediately payable. In that event, the lenders under our credit facility would be entitled to accelerate the loans outstanding under the facility and terminate future lending commitments. We would thereafter be unable to borrow under the credit facility to meet short term liquidity requirements. Moreover, if we were unable to pay the accelerated amounts, the lenders could proceed against the collateral granted to them to secure the indebtedness under the credit facility. We have pledged substantially all of our personal property, including inventory and accounts receivable, as well as a portion of our real property, as security under the credit facility. If the lenders accelerated their loans, our outstanding senior notes, including the new notes, would be in default and we cannot assure you that we would have sufficient assets to repay the new notes.

Our partnership agreement requires that we distribute surplus cash to our owners, and the indenture for the new notes will not restrict such distributions to our owners.

Under our partnership agreement, we are required to estimate the future cash needs for our business and to distribute surplus cash to our owners. See “Description of the Partnership Agreement.” Our credit facility and indentures do not contain any restrictions on our ability to make distributions to our owners in accordance with our partnership agreement, although our credit facility, the indenture for our 10-1/8% notes and the indenture for the new notes require that we pay additional interest if distributions are made when our fixed charge coverage ratio, as defined in the indentures, is less than 1.75 to 1. Distributions to our owners could materially adversely impact our financial condition and our ability to service debt and satisfy our other cash obligations in the future.

Our debt ratings were downgraded in 2002, are subject to a negative outlook and may be lowered again, which could increase our borrowing costs and reduce our access to capital.

During 2002, our debt rating was lowered by two major rating agencies, Moody’s and Standard & Poor’s, and Standard & Poor’s placed our ratings on credit watch with negative implications. Both agencies cited Lyondell’s acquisition of Occidental’s interest in us as the reason for the downgrade. The agencies stated that the acquisition resulted in a concentration of credit risk with Lyondell, which owns a 70.5% interest in us and whose debt currently has a non-investment grade credit rating. Standard & Poor’s also cited current trough conditions in the industry and our $1.1 billion goodwill write off. In January 2003, Moody’s changed the rating outlook for both us and Lyondell to negative from stable. Moody’s cited its belief that our credit profile is limited by the financial strength of Lyondell, whose outlook was changed primarily as a result of concerns regarding one of its other major joint ventures. The rating and outlook were reaffirmed in April 2003 in connection with our offering of the outstanding notes. Our ratings may be further reduced in the future, whether as the result of adverse developments affecting our business or developments affecting Lyondell, which may be beyond our control. The lowering of our credit rating could affect our borrowing costs, our ability to refinance in the future and could result in termination of the receivables sales agreement and a railcar lease.

The new notes will be effectively junior to all secured indebtedness.

The new notes will be effectively junior to all indebtedness under our secured credit facility. As of March 31, 2003, after giving pro forma effect to the issuance of the outstanding notes and the use of proceeds therefrom, we would have had approximately $174 million borrowed under our credit facility and $338 million (net of $16 million in outstanding letters of credit) available for borrowing. In addition, subject to specified limitations, the indenture governing the outstanding notes and the new notes permits us to incur additional secured indebtedness and both the outstanding and the new notes will be effectively junior to any additional secured indebtedness we may incur.

The new notes will be structurally junior to indebtedness of our subsidiaries.

None of our subsidiaries will initially guarantee the new notes. As a result, the new notes are not the debt of our subsidiaries, other than Equistar Funding, and thus indebtedness and other liabilities, including trade payables, of those subsidiaries will effectively be senior to your claims against those subsidiaries. As of March 31, 2003 our subsidiaries, excluding Equistar Funding, had approximately $159 million of outstanding total liabilities, excluding intercompany liabilities, that are effectively senior to the new notes. In addition, the indenture, subject to certain limitations, permits these subsidiaries to incur additional indebtedness and does not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

We may incur additional indebtedness ranking equally with the new notes.

If we incur any additional debt that ranks equally with the new notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

We may be unable to repurchase the new notes upon a change of control.

Upon the occurrence of specified change of control events, as described in “Description of New Notes,” you may require us to repurchase all of your new notes at 101% of their principal amount, plus accrued interest. The indenture for our 10 1/8% notes contains a similar provision. The credit facility provides that certain change of control events will be a default that will permit the lenders to accelerate the maturity of all borrowings under the credit facility and terminate commitments to lend under the credit facility and will also restrict our ability to repurchase the new notes upon a change of control. Any of our future debt agreements may contain similar provisions. Accordingly, we will not be able to satisfy our obligations to repurchase your new notes unless we are able to refinance or obtain waivers under the credit facility and other indebtedness with similar provisions. In addition, even if we were able to refinance that indebtedness, the refinancing may not be on terms favorable to us. We cannot assure you that we will have the financial resources to repurchase your new notes, particularly if a change of control event triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness.

None of Equistar’s owners or their affiliates will have any liability for payments of principal or interest on the new notes.

Our ability to make payments on the new notes is solely dependent upon our ability to generate sufficient cash from operations. If we fail to fulfill our obligations under the new notes or the indenture, you will not have the right to recover against any of Equistar’s owners, whether the owner of general partner interests or limited partner interests or otherwise, or against their respective parents or other affiliates.

There is a risk that the new notes are, or will become, subject to the federal income tax contingent payment rules.

The new notes include contingent payment rights, such as the right to receive Additional Dividend Notes (as defined under “Description of New Notes”), that could cause the federal income tax contingent payment rules to apply. If those rules applied, holders generally would not be entitled to treat any gain on the sale of the new notes as capital gain and probably would be required to accrue interest income with respect to the new notes at a rate in excess of the stated interest rate. However, the contingent payment rules do not apply to a debt instrument as to which, at the time of issuance, the likelihood that any contingent payments will be made is remote or as to which the timing and amount of every combination of contingent payments that could possibly be made on the debt instrument is known and it is significantly more likely than not that the only payments that will be made are the scheduled payments of principal and stated interest. We believe that the new notes, which should, for this purpose, constitute a continuation of the outstanding notes, will qualify for at least one of these exceptions, but it is possible that the Internal Revenue Service and the relevant court would disagree. In addition, in the event a contingent payment became payable on the new notes, they would, solely for purposes of determining the amount and timing of future interest or original issue discount income for federal income tax purposes, be treated as reissued at that time and would become subject to the contingent payment rules as of that date unless an exception to those rules, such as the exception for remote contingencies described above, was satisfied at that time. See “Material United States Federal Income Tax Consequences.”

The portfolio interest exemption from United States income and withholding tax on income and gain of certain non-United States persons may not apply to some contingent interest income with respect to the new notes or gain on the disposition of the notes.

There is a risk that non-United States holders of new notes will not be eligible for the portfolio interest exemption from United States income and withholding tax on certain income and gain on the new notes. The exemption does not apply to contingent interest or original issue discount on the new notes that is determined by reference to distributions we make on our equity interests. As a result, the portion of any interest or original issue discount on the new notes attributable to a non-United States holder’s right to receive Additional Dividend Notes upon our payment of certain permitted dividends may not be eligible for the exemption. This could include the portion of any accruals of original issue discount under the contingent payment rules (if those rules were to apply) attributable to the right to receive Additional Dividend Notes and any gain on the disposition of the new notes. Since we believe that only the stated interest payments on the new notes currently are required to be accrued for federal income tax purposes, we do not currently intend to treat payments on the new notes as ineligible for the exemption. See “Material United States Federal Income Tax Consequences.”

There is no trading market for the new notes and there may never be one.

The new notes will be new securities for which currently there is no established trading market. For these and other reasons, we cannot assure you that a trading market will develop for the new notes. Even if a market for the new notes does develop, we cannot assure you that there will be liquidity in that market or that the new news might not trade for less than their original value or face amount. If a liquid market for the new notes does not develop, you may be unable to resell the new notes for a long period of time, if at all. This means you may not be able to readily convert the new notes into cash, and the new notes may not be accepted as collateral for a loan.

Even if a market for the new notes develops, trading prices could be higher or lower than the initial offering prices. The prices of the new notes will depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. Declines in the market prices for debt securities generally may also materially and adversely affect the liquidity of the new notes, independent of our financial performance.

Risks Relating to Our Business

Costs of raw materials and energy may result in increased operating expenses and reduced results of operations.

We purchase large amounts of raw materials and energy for our businesses. The cost of these raw materials and energy, in the aggregate, represents a substantial portion of our operating expenses. The prices of raw materials and energy generally follow price trends of, and vary with market conditions for, crude oil and natural gas, which may be highly volatile and cyclical. For example, the benchmark price of crude oil trended upward from a low of $27.10 per barrel in January 2000 to a high of $34.30 per barrel in November 2000, a 27% increase. Benchmark crude oil prices then trended downward to a low of $19.30 per barrel in December 2001, a 44% decrease from the November 2000 high. During 2002, benchmark crude oil prices trended upward to $29.50 per barrel in December 2002, a 53% increase from the December 2001 low. Benchmark natural gas prices rose from $2.34 per million BTUs in January 2000 to a historical high of $9.84 per million BTUs in January 2001, a 320% increase. Benchmark natural gas prices then trended downward to a low of $1.82 per million BTUs in October 2001, an 81% decrease from the January 2001 spike. During 2002, benchmark natural gas prices resumed an upward trend, increasing to $4.05 per million BTUs in December 2002, a 123% increase from the October 2001 low. Prices also experienced increases and volatility in the first quarter 2003. Our results of operations have been and could be in the future significantly affected by increases in these costs. Price increases increase our working capital needs, and can therefore also adversely affect our liquidity and cash flow.

In addition, higher natural gas prices adversely affect the ability of many domestic chemical producers to compete internationally since U.S. producers are disproportionately reliant on natural gas and NGLs as an energy source and as a raw material. In addition to the impact that this had on our exports, reduced competitiveness of U.S. producers also has in the past increased the availability of chemicals in North America, as U.S. production that would otherwise have been sold overseas was instead offered for sale domestically, resulting in excess supply and lower prices in North America.

We sell commodity products in highly competitive markets and face significant price pressure.

We sell our products in highly competitive markets. Due to the commodity nature of most of our products, competition in these markets is based primarily on price and to a lesser extent on performance, product quality, product deliverability and customer service. As a result, we generally are not able to protect our market position for these products by product differentiation and may not be able to pass on cost increases to our customers. Accordingly, increases in raw material and other costs may not necessarily correlate with changes in prices for these products, either in the direction of the price change or in magnitude. Specifically, timing differences in pricing between raw material prices, which may change daily, and contract product prices, which in many cases are negotiated only monthly or less often, sometimes with an additional lag in effective dates for increases, have had and may continue to have a negative effect on profitability. Significant volatility in raw material costs tends to put pressure on product margins, as sales price increases generally tend to lag behind raw material cost increases. Conversely, when raw material costs decrease, customers tend to demand immediate relief in the form of lower sales prices.

The cyclicality and overcapacity of the petrochemical and polymer industries may cause significant fluctuation in our income and cash flow.

Our historical operating results reflect the cyclical and volatile nature of the supply-demand balance in the petrochemical and polymer industries. These industries historically have experienced alternating periods of inadequate capacity and tight supply, causing prices and profit margins to increase, followed by periods when substantial capacity is added, resulting in oversupply, declining capacity utilization rates and declining prices and profit margins. This cyclical pattern is most visible in the markets for ethylene and polyethylene, resulting in volatile profits and cash flow over the business cycle.

Currently, there is overcapacity in the petrochemical and polymer industries, as a number of our competitors in various segments of the petrochemical and polymer industries have added capacity. There can be no assurance that future growth in product demand will be sufficient to utilize current or any additional capacity. Excess industry capacity has depressed, and may continue to depress, our volumes and margins. The global economic and political environment continues to be uncertain, contributing to low industry operating rates, adding to the volatility of raw material and energy costs, and forestalling the industry’s recovery from trough conditions, all of which is placing, and may continue to place, pressure on our results of operations. As a result of excess industry capacity and weak demand for products, as well as rising energy costs and raw material prices, our operating income has declined and may remain volatile.

External factors beyond our control can cause fluctuations in demand for our products and in our prices and margins, which may negatively affect income and cash flow.

External factors beyond our control can cause volatility in the price of raw materials and other operating costs, as well as significant fluctuations in demand for our products, and can magnify the impact of economic cycles on our businesses. Examples of external factors include:

•	general economic conditions;

•	international events and circumstances;

•	competitor actions; and

•	governmental regulation in the United States and abroad.

We believe that events in the Middle East and Venezuela have had a particular influence in recent months and may continue to do so until tensions subside. In addition, a number of our products are highly dependent on durable goods markets, such as the housing and automotive markets, which are themselves particularly cyclical. If the global economy does not improve, demand for our products and our income and cash flow would continue to be adversely affected.

We may reduce production at or idle a facility for an extended period of time or exit a business because of high raw material prices, an oversupply of a particular product and/or a lack of demand for that particular product, which makes production uneconomical. These temporary outages sometimes last for several quarters or, in certain cases, longer and cause us to incur costs, including the expenses of maintaining and restarting these facilities. It is possible that factors like increases in raw material costs or lower demand in the future will cause us to further reduce operating rates or idle facilities or exit uncompetitive businesses.

In particular, events and conditions in the Middle East and/or the occurrence or threat of occurrence of future terrorist attacks such as those against the United States on September 11, 2001 could adversely affect the economies of the United States and other developed countries. A lower level of economic activity could result in a decline in demand for our products, which could adversely affect our revenues and margins and limit our future growth prospects. In addition, these risks have and may continue to increase volatility in prices for crude oil and natural gas and could result in increased raw material costs. In addition, these risks could cause increased instability in the financial and insurance markets and adversely affect our ability to access capital and to obtain insurance coverages that we consider adequate or are otherwise required by our contracts with third parties.

Our operations and assets are subject to extensive environmental, health and safety laws and regulations.

We cannot predict with certainty the extent of our future liabilities and costs under environmental, health and safety laws and regulations and we cannot assure you that they will not be material. In addition, we may face liability for alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our facilities or chemicals that we otherwise manufacture, handle or own. Although these types of claims have not historically had a material impact on our operations, a significant increase in the success of these types of claims could materially adversely affect our business, financial condition, operating results or cash flow.

Our production facilities are generally required to have permits and licenses regulating air emissions, discharges to land or water and storage, treatment and disposal of hazardous wastes. Companies such as us that are permitted to treat, store or dispose of hazardous waste and maintain underground storage tanks pursuant to the Resource Conservation and Recovery Act (“RCRA”) also are required to meet certain financial responsibility requirements. We believe that we have all permits and licenses generally necessary to conduct our business or, where necessary, are applying for additional, amended or modified permits and that we meet applicable financial responsibility requirements.

We (together with the industries in which we operate) are subject to extensive national, state and local environmental laws and regulations concerning emissions to the air, discharges onto land or waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Many of these laws and regulations provide for substantial fines and potential criminal sanctions for violations. Some of these laws and regulations are subject to varying and conflicting interpretations. In addition, we cannot accurately predict future developments, such as increasingly strict environmental laws, and inspection and enforcement policies, as well as higher compliance costs therefrom, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste. Some risk of environmental costs and liabilities is inherent in particular operations and products of ours, as it is with other companies engaged in similar businesses, and there is no assurance that material costs and liabilities will not be incurred. In general, however, with respect to the capital expenditures and risks described above, we do not expect that we will be affected differently from the rest of the chemicals industry where our facilities are located.

Environmental laws may have a significant effect on the nature and scope of cleanup of contamination at current and former operating facilities, the costs of transportation and storage of raw materials and finished products and the costs of the storage and disposal of wastewater. Also, U.S. “Superfund” statutes may impose joint and several liability for the costs of remedial investigations and actions on the entities that generated waste, arranged for disposal of the wastes, transported to or selected the disposal sites and the past and present owners and operators of such sites. All such responsible parties (or any one of them, including us) may be required to bear all of such costs regardless of fault, legality of the original disposal or ownership of the disposal site.

The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). As a result, in December 2000, the Texas Natural Resource Conservation Commission, now known as the Texas Commission on Environmental Quality (“TCEQ”), submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by November 2007. Ozone is a product of the reaction between volatile organic compounds and nitrogen oxides (“NOx”) in the presence of sunlight, and is a principal component of smog. Emission reduction controls for NOx must be installed at each of our six plants located in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx emission reduction levels from 90% to

80%. Compliance with the previously proposed 90% reduction standards would have resulted in increased capital investment, estimated at between $200 million and $260 million, before the 2007 deadline. Under the revised 80% standard, we estimate that our incremental capital expenditures would decrease to between $165 million and $200 million before the 2007 deadline, and could result in higher annual operating costs. However, the savings from this revision could be offset by the costs of stricter proposed controls over highly reactive, volatile organic compounds, or HRVOCs. Additionally, the TCEQ plans to make a final review of these rules (which are also subject to federal approval), with final rule revisions to be adopted by May 2004. The timing and amount of NOx and HRVOC expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals. We are still assessing the impact of these revisions and there can be no guarantee as to the ultimate cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline.

A significant portion of our products are sold to our owners and if they are unable or otherwise cease to continue to purchase our products, our revenues, margins and cash flows could be adversely affected.

Sales to our owners and their respective affiliates accounted for over 22% for the year ended December 31, 2002, of which sales to Lyondell and its affiliates (including Occidental) totaled $1.2 billion, or 22% of revenues. We expect to continue to derive a significant portion of our business from our owners. If they are unable or otherwise cease to purchase our products, our revenues, margins and cash flows could be adversely affected.

Operating problems in our business may adversely affect our income and cash flow.

The occurrence of material operating problems at our facilities, including, but not limited to, the events described below, may have a material adverse effect on the productivity and profitability of a particular manufacturing facility, or on our operations as a whole, during and after the period of such operational difficulties. Our income and cash flow is dependent on the continued operation of our various production facilities and the ability to complete construction projects on schedule.

Although we take precautions to enhance the safety of our operations and minimize the risk of disruptions, our operations, along with those of other members of the chemical industry, are subject to hazards inherent in chemical manufacturing and the related storage and transportation of raw materials, products and wastes. These hazards include:

•	pipeline leaks and ruptures;

•	explosions;

•	fires;

•	severe weather and natural disasters;

•	mechanical failure;

•	unscheduled downtime;

•	labor difficulties;

•	transportation interruptions;

•	remediation complications;

•	chemical spills;

•	discharges or releases of toxic or hazardous substances or gases;

•	storage tank leaks;

•	other environmental risks; and

•	potential terrorist acts.

Some of these hazards may cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

Furthermore, we are also subject to present and future claims with respect to workplace exposure, workers’ compensation and other matters. We maintain property, business interruption and casualty insurance which we believe is in accordance with customary industry practices, but we are not fully insured against all potential hazards incident to our business, including losses resulting from war risks or terrorist acts. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our financial position.

We pursue acquisitions, dispositions and joint ventures.

We seek opportunities to maximize efficiency or value through various transactions. These transactions may include various business combinations, purchases or sales of assets or contractual arrangements or joint ventures that are intended to result in the realization of synergies, the creation of efficiencies or the generation of cash to reduce debt. To the extent permitted under our credit facility and other debt agreements, some of these transactions may be financed by additional borrowings by us. Although these transactions are expected to yield longer-term benefits if the expected efficiencies and synergies of the transactions are realized, they could adversely affect our results of operations in the short term because of the costs associated with such transactions. Other transactions may advance future cash flows from some of our businesses, thereby yielding increased short-term liquidity, but consequently resulting in lower cash flows from these operations over the longer term.

Risks Relating to our Ownership and Relationship with our Owners

We cannot predict how a change in control of Lyondell or Millennium, or an exit of either of them, could affect our operations or business.

Lyondell or Millennium may transfer control of their interests in us or engage in mergers or other business combination transactions with a third party or with the other owner that could result in a change in control of any one of Lyondell, Millennium or us. Because of the unanimous approval requirements in our partnership governance structure, any transfer of an interest in us or change of control of any one of our owners could affect our governance. We cannot predict how a change of owners would affect our operations or business.

Unless waived by each of our owners, our partnership agreement provides that a direct or indirect transfer of an interest in us generally may occur only if the other owner is first offered the opportunity to purchase the interest and, if the transferee is a third party, the transferee has, or in the opinion of a nationally recognized investment bank could reasonably be expected to obtain, an “investment grade” debt rating. However, if interests are transferred in connection with a merger or sale of a majority of the other assets of Lyondell or Millennium, the other owner does not have a right of first option and the investment grade requirement is not applicable.

The types of transactions described above could involve third parties and/or either of Lyondell or Millennium. Our owners have discussed, and from time to time may continue to discuss, whether in connection with their ordinary course dialogue regarding our business or otherwise, transactions which if consummated could result in a transfer or modification, either directly or indirectly, of their ownership interest in us. For example, in August 2002, Lyondell purchased Occidental’s 29.5% ownership interest in us. We cannot be certain that our owners will not sell, transfer or otherwise modify their ownership interest in us, whether in transactions involving third parties and/or the other owner.

Our credit facility provides that an event of default occurs if Lyondell and/or Millennium or their successors cease to collectively hold at least a 50% interest in us. An event of default under our credit facility would permit the lenders to declare amounts outstanding under the credit facility immediately due and payable, which would result in an event of default under the indenture for our existing senior notes and the new notes offered hereby, and would permit the lenders under our credit facility to terminate future lending commitments. Moreover, if we were unable to pay the accelerated amounts, the lenders could proceed against the collateral granted to them to secure the indebtedness under the credit facility. We have pledged substantially all of our personal property, including inventory and accounts receivable and other property, as well as a portion of our real property, as security under the credit facility. If the lenders accelerated their loans, our outstanding senior notes, including the new notes offered hereby, would be in default. Our outstanding senior notes, including the new notes offered hereby, are unsecured and rank junior in right of payment to our secured debt under the credit facility.

Lyondell and Millennium control all important decisions affecting our governance and our operations and their interests may differ from our and your interests.

Circumstances may occur in which the interests of our owners could be in conflict with your interests as a noteholder. In particular, our owners may have an interest in pursuing transactions that, in their judgment, enhance the value of their investment in us even though such transactions may involve risks to you as noteholders. Further conflicts of interest may arise between you and our owners when we are faced with decisions that could have different implications for you and our owners, including financial budgets, potential competition, the issuance or disposition of securities, the payment of distributions by us, regulatory and legal positions and other matters. Because our owners control us, these conflicts could be resolved in a manner adverse to the noteholders.

In addition, conflicts of interest may arise between us and one or more of our owners when we are faced with decisions that could have different implications for us and our owners. Although our partnership agreement requires that any transaction or dealing between us and an owner or one of its affiliates be approved on our behalf by the disinterested owner, this does not address all conflicts of interest that may arise. For example, our owners are permitted, in certain circumstances, to compete with us. Because our owners control us, conflicts of interest arising because of competition between us and an owner could be resolved in a manner adverse to us. All of our executive officers are also executive officers of Lyondell. Pursuant to our partnership agreement, our chief executive officer is designated by Lyondell. It is possible that there will be situations where our owners’ interests are in conflict with our interests, and our owners, acting through the partnership governance committee or through our executive officers, could resolve these conflicts in a manner adverse to us.

We rely on Lyondell to provide important administrative and management services to us.

We are party to a shared services arrangement with Lyondell pursuant to which Lyondell provides us with many services that are essential to the administration and management of our business, including information technology, human resources, sales and marketing, raw material supply, supply chain, health, safety and environmental, engineering, research and development, facility services, legal, accounting, treasury, internal audit and tax. See “Related Party Transactions—Services and Shared-Site Agreements with Lyondell and Affiliates of Millennium and Occidental.” Accordingly, we depend to a significant degree on Lyondell for the administration of our business. If Lyondell did not fulfill its obligations under the shared services arrangement, it would disrupt our business and could have a material adverse effect on our business and results of operations.

The agreements that we have with our owners and their affiliates, while approved by the disinterested owner, may not be on the same terms as if we had entered into a contract with a third party.

We have entered into various agreements with our owners and their respective affiliates (including Occidental) that are material to the conduct of our business, and we expect to enter into additional agreements with them in the future. For example, we have entered into various product supply agreements with each of our owners and certain of their affiliates pursuant to which we sell a substantial amount of our products. Moreover, we are party to a shared services arrangement with Lyondell pursuant to which Lyondell provides us with many important administrative services. Our partnership agreement requires that agreements between us and an owner must first be approved on our behalf by the disinterested owner. Although we believe this process helps ensure that these arrangements are entered into on an arm’s length basis, we cannot assure you that each of these agreements is on the same terms as if we had entered into a contract with a third party.

Important decisions require the approval of both our owners, and a failure to agree could result in deadlock.

Under the terms of the partnership agreement, our partnership governance committee manages and controls our business, property and affairs, including the determination and implementation of our strategic direction. Our partnership governance committee consists of six members, called representatives, three appointed by each owner. Under the partnership agreement, many important decisions, including decisions relating to changes in our scope of business, our strategic plan, certain capital expenditures and business combinations, among other specified matters, require the unanimous agreement of at least two representatives of each of our owners. It is possible that, as to unanimous consent items, our partnership governance committee may not reach agreement regarding matters that are very important to us and could be deadlocked. The partnership agreement does not include procedures for resolving deadlocks, unless the deadlock relates to approval of our updated strategic plan. If deadlocks cannot be resolved, inaction may result, which could, among other things, result in us losing business opportunities.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the outstanding notes. We will not receive any cash proceeds from the issuance of the new notes. In consideration for issuing the new notes, we will receive in exchange a like principal amount of outstanding notes. The outstanding notes surrendered in exchange for the new notes will be retired and canceled, and cannot be re-issued. Accordingly, issuance of the new notes will not result in any change in our capitalization.

We used the net proceeds from the sale of the outstanding notes of approximately $440 million to:

•	redeem $300 million aggregate principal of 8.50% notes due 2004 at a price equal to 100% of their principal amount and an associated “make-whole” premium; and

•	prepay approximately $122 million of our senior secured term loan and pay a 1% prepayment premium. The term loan matures in August 2007 and bears an interest rate of LIBOR plus a margin which varies between 3.25% and 3.50%.

For additional information about the 8.50% notes due 2004 and our term loan, see “Description of Other Indebtedness.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2003 on a historical basis and on a pro forma basis. You should read this table in conjunction with “Management Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the notes thereto included in this prospectus.

	March 31, 2003
	Actual	Pro forma
	(unaudited)
	(dollars in millions)
Cash and cash equivalents	$112	$112

Long-term debt, including current maturities:
Credit facility:
Revolving loans (a)	$—	$—
Term loans	296	174
Medium-term notes (due 2003-2005)	30	30
8.50% notes due 2004	300	—
6.50% notes due 2006	150	150
8.75% notes due 2009	599	599
7.55% debentures due 2026	150	150
10.125% senior notes due 2008	700	700
10.625% senior notes due 2011	—	450
Other	3	3

Total debt	2,228	2,256
Partners’ capital (b)	1,775	1,755

Total capitalization	$4,003	$4,011

(a)	As of March 31, 2003, in connection with certain transactions with Sunoco, the total committed revolver capacity was reduced from $450 million to $354 million. Amounts available under the revolving credit facility are reduced to the extent of outstanding letters of credit provided under the credit facility, which totaled $16 million as of March 31, 2003. No other amounts were outstanding under the revolver as of March 31, 2003.

(b)	Reflects the charge of approximately $20 million related to the “make-whole” and prepayment premiums on the debt retired with proceeds from the sale of the outstanding notes and write-off of unamortized debt issuance costs.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents selected historical consolidated financial and operating data. The historical consolidated financial data has been derived from our audited consolidated financial statements for the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and from our unaudited financial statements for the three months ended March 31, 2002 and 2003.

The selected historical consolidated financial data presented below is condensed and may not contain all of the information that you should consider. You should read this selected financial data in conjunction with the consolidated financial statements, including the related notes, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	For the years ended December 31,					For the three months ended March 31,
	1998(a)	1999	2000	2001	2002	2002	2003
	(dollars in millions)
Income statement data:
Sales and other operating revenues	$4,524	$5,594	$7,495	$5,909	$5,537	$1,136	1,641
Cost of sales	3,928	5,002	6,908	5,755	5,388	1,162	1,676
Selling, general and administrative expenses	229	259	182	181	155	40	40
Operating income (loss)	282	162	334	(99)	(44)	(75)	(96)
Interest expense	(156)	(182)	(185)	(192)	(205)	(52)	(50)
Other income, net (b)	—	46	—	8	2	1	(1)
Net income (loss) (c)	143	32	153	(283)	(1,299)	(1,179)	(146)

Other operating data:
Depreciation and amortization (d)	268	300	308	319	298	73	78
Capital expenditures	200	157	131	110	118	(15)	(13)
Ratio of earnings to fixed charges (e)	1.7x	1.1x	1.7x	—	—	—	—

Balance sheet data (at end of period):
Cash and cash equivalents	$66	$108	$18	$202	$27	$15	112
Total assets	6,700	6,776	6,614	6,338	5,052	5,048	5,043
Total debt	2,220	2,261	2,248	2,337	2,228	2,286	2,228
Total partners’ capital	3,885	3,662	3,540	3,237	1,921	2,058	1,775

Sales volumes (in millions):
Selected petrochemical products:
Olefins (pounds)	16,716	18,574	18,490	16,236	16,851	4,137	3,921
Aromatics (gallons)	271	367	397	366	369	86	94
Polymer products (pounds)	6,488	6,388	6,281	5,862	6,098	1,508	1,397

(a)	The financial operating data for 1998 includes the operating results of the business contributed to us by Occidental prospectively from May 15, 1998, the date of contribution. The business contributed to us by Occidental was accounted for using the purchase method of accounting.
(b)	Other income, net in 1999 and 2001 primarily consists of gains on asset sales, including the sale of our concentrates and compounds business in April 1999.
(c)	The 2002 net loss includes a $1,053 million charge related to goodwill impairment.
(d)

Effective January 1, 2002, we implemented Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS No. 142, we reviewed goodwill for impairment and concluded that the entire balance of goodwill was impaired, resulting in a $1.1 billion charge that was reported as the cumulative effect of an accounting change as of January 1, 2002. The conclusion was based on a comparison to our indicated fair value, using multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) for comparable companies as an indicator of fair value. As a result of implementing SFAS No. 142, earnings in 2002 and subsequent years will be favorably affected by approximately $33 million annually because of the elimination of goodwill amortization. The following table presents our income (loss) before cumulative effect of accounting change and net loss for all periods presented as adjusted to eliminate goodwill amortization.

	For the years ended December 31,					For the three months ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in millions)
Reported income (loss) before extraordinary item and cumulative effect of accounting change	$143	$32	$153	$(280)	$(246)	$(126)	$(146)
Add back: Goodwill amortization	31	33	33	33	—	—	—

Adjusted income (loss) before extraordinary item and cumulative effect of accounting change	$174	$65	$186	$(247)	$(246)	$(126)	$(146)

Reported net income (loss)	$143	$32	$153	$(283)	$(1,299)	$(1,179)	$(146)
Add back: Goodwill amortization	31	33	33	33	—	—	—

Adjusted net income (loss)	$174	$65	$186	$(250)	$(1,299)	$(1,179)	$(146)

(e)	The ratio of earnings to fixed charges is computed by dividing earnings available for fixed charges by fixed charges. Earnings available for fixed charges consist of earnings before income taxes and cumulative effect of accounting change plus fixed charges, less capitalized interest. Fixed charges consist of interest, whether expensed or capitalized, and the portion of operating lease rental expense that represents the interest factor. Earnings were insufficient to cover fixed charges by $280 million in the year ended December 31, 2001 and $246 million in the year ended December 31, 2002, $126 million for the three months ended March 31, 2002 and $146 million for the three months ended March 31, 2003.

THE EXCHANGE OFFER

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decisions on what action to take.

We are offering to issue registered new 10 5/8% notes due 2011 in exchange for a like principal amount of our unregistered outstanding 10 5/8% senior notes due 2011. We may extend, delay or terminate the exchange offer in our sole discretion. Holders of outstanding notes who wish to tender their notes will need to complete and timely submit the exchange offer documentation related to the exchange.

Purpose and Effect of the Exchange Offer

We sold the outstanding notes in a transaction that was exempt from or not subject to the registration requirements of the Securities Act. In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed to file a registration statement relating to an offer to exchange the outstanding notes for new notes within 90 days of the closing of the offering and to use our reasonable best efforts to have it declared effective within 210 days of issuing the outstanding notes. We are offering the new notes under this prospectus to satisfy those obligations under the registration rights agreement.

If we fail to comply with the applicable deadlines for filing the registration statement or completion of the exchange offer, we may be required to pay liquidated damages to holders of the outstanding notes. Please read the section captioned “Registration Rights Agreement” for more details regarding the registration rights agreement.

To receive transferable new notes in exchange for your outstanding notes in the exchange offer, you, as the holder of that outstanding note, will be required to make the following representations:

•	you are not our “affiliate,” as defined in Rule 405 of the Securities Act, or a broker-dealer tendering outstanding notes acquired directly from us for your own account;

•	you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account in exchange for outstanding notes, you are not engaged in and do not intend to participate in a distribution of new notes;

•	you have no arrangement or understanding with any person to participate in a distribution of the new notes or the outstanding notes within the meaning of the Securities Act;

•	you are acquiring the new notes in the ordinary course of your business; and

•	if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you represent that the outstanding notes to be exchanged for new notes were acquired by you as a result of market-making activities or other trading activities and you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of any new notes. It is understood that you are not admitting that you are an “underwriter” within the meaning of the Securities Act by acknowledging that you will deliver, and by delivery of, a prospectus.

Resales of New Notes

Based on interpretations of the SEC staff in “no action letters” issued to third parties, we believe that each new note issued under the exchange offer may be offered for resale, resold and otherwise transferred by the holder of that new note without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you acquire such new notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to participate in, and have no arrangement or understanding to participate in, the distribution of new notes.

However, the SEC has not considered the legality of our exchange offer in the context of a “no action letter,” and there can be no assurance that the staff of the SEC would make a similar determination with respect to our exchange offer as it has in other interpretations to other parties.

If you tender outstanding notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes, you:

•	cannot rely on these interpretations by the SEC staff; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Unless an exemption from registration is otherwise available, any security holder intending to distribute new notes should be covered by an effective registration statement under the Securities Act containing the selling security holder’s information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act. This prospectus may be used for an offer to resell, resale or other retransfer of new notes only as specifically described in this prospectus. Failure to comply with the registration and prospectus delivery requirements by a holder subject to these requirements could result in that holder incurring liability for which it is not indemnified by us. With respect to broker-dealers, only those that acquired the outstanding notes for their account as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for outstanding notes acquired as a result of market-making activities or other trading activities may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus in connection with any resale of such notes. We have agreed to make this prospectus available in connection with resales of the notes by such broker-dealers for up to 180 days from the consummation of the exchange offer. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of new notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn before the expiration date. The material terms and conditions of the exchange offer are described in this prospectus. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in integral multiples of $1,000. The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $450 million aggregate principal amount of 10 5/8% senior notes due 2011 are outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer according to the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934 and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture governing the notes. However, these outstanding notes will not be freely tradeable. Other than in connection with the exchange offer and as specified in the registration rights agreement, we are not obligated to, nor do we currently anticipate that we will register the outstanding notes under the Securities Act. See “—Consequences of Failure to Exchange” below.

By Signing or agreeing to be bound by the letter of transmittal, you acknowledge that, upon request, you will execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of the outstanding notes tendered by you, including the transfer of such outstanding notes on the account books maintained by DTC.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent and complied with the applicable provisions of the registration rights agreement. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes.

If you tender outstanding notes in the exchange offer, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important for holders to read the section labeled “—Fees and Expenses” for more details regarding fees and expenses incurred in the exchange offer.

We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time on              , 2003 unless, in our sole discretion, we extend the exchange offer.

Extensions, Delay in Acceptance, Termination or Amendment

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. During any extensions, all outstanding notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We do not currently intend to extend the expiration date.

To extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will also make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise or otherwise communicate any public announcement, other than by making a timely release to the Dow Jones News Service.

If any of the conditions described below under “—Conditions to the Exchange offer” have not been satisfied, we reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•	to extend the exchange offer; or

•	to terminate the exchange offer,

by giving oral or written notice of a delay, extension or termination to the exchange agent. Subject to the terms of the registration rights agreement, we also reserve the right to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of the outstanding notes. If we amend the exchange offer in a manner we determine to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement. The supplement will be distributed to the registered holders of the outstanding notes. Depending upon the significance of the amendment and the manner of disclosure to the registered holders, we may extend the exchange offer if the exchange offer would otherwise expire during that period.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, if in our reasonable judgment the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC (do to a change in its current interpretations) or would be impaired by any action or proceeding that has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer:

•	we will not be required to accept for exchange, or exchange any new notes for, any outstanding notes; and

•	we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us the following representations:

•	the representations described under “—Purpose and Effect of the Exchange offer,” “—Procedures for Tendering” and “Plan of Distribution;” and

•	other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the new notes under the Securities Act.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions to the exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance or termination to the holders of the outstanding notes as promptly as practicable.

These conditions are for our sole benefit, and we may assert them or waive them in whole or in part at any time or at various times in our sole discretion. If we fail at any time to exercise any of these rights, this failure will not mean that we have waived our rights. Each right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any outstanding notes tendered and will not issue new notes in exchange for any outstanding notes, if at that time any stop order has been threatened or is in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.

Procedures for Tendering

How to Tender Generally

Only a registered holder of outstanding notes may tender their outstanding notes in the exchange offer. If you are a beneficial owner of outstanding notes and wish to have the registered owner tender on your behalf, please see “—How to Tender if You Are a Beneficial Owner” below. To tender in the exchange offer, you must either comply with the procedures for manual tender or comply with the automated tender offer program procedures of DTC described below under “—Tendering Through DTC’s Automated Tender Offer Program.”

To complete a manual tender, you must:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal;

•	have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires;

•	mail or deliver the letter of transmittal or a facsimile of the letter of transmittal to the exchange agent before the expiration date; and

•	deliver and the exchange agent must receive, before the expiration date:

—	the outstanding notes along with the letter of transmittal or

—	a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below under “—Book-Entry Transfer.”

If you wish to tender your outstanding notes and cannot comply with the requirement to deliver the letter of transmittal and your outstanding notes (including by book-entry transfer) or use the automated tender offer program of DTC before the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at its address provided above under “Prospectus Summary—The Exchange Agent” before the expiration date. To complete a tender through DTC’s automated tender offer program, the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such outstanding notes into the exchange agent’s account at DTC according to the procedure for book-entry transfer described below and a properly transmitted agent’s message.

Any tender by a holder that is not withdrawn before the expiration date will constitute an agreement between the holder and us according to the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or outstanding notes to us. You may request your broker, dealer, commercial bank, trust company or other nominee to perform the deliveries on your behalf.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC according to DTC’s procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or before the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Tendering Through DTC’s Automated Tender Offer Program

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s automated tender offer program to tender its outstanding notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent according to its procedures for transfer. DTC will then send an agent’s message to the exchange agent.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, stating that:

•	DTC has received an express acknowledgment from a participant in its automated tender offer program that is tendering outstanding notes that are the subject of book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	the agreement may be enforced against the participant.

How to Tender if You Are a Beneficial Owner

If you beneficially own outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender those notes, you should contact the registered holder promptly and instruct it to tender on your behalf. If you are a beneficial owner and wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be completed before the expiration date.

Signatures and Signature Guarantees

You must have signatures on a letter of transmittal or a notice of withdrawal described below guaranteed by:

•	a member firm of a registered national securities exchange;

•	a member of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

The above must be a member of one of the recognized signature guarantee programs identified in the letter of transmittal, unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal and the new notes are being issued directly to the registered holder of the outstanding notes tendered in the exchange for those new notes; or

•	for the account of a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution.

When Endorsements or Bond Powers are Needed

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. They should also submit evidence of their authority to deliver the letter of transmittal satisfactory to us unless we waive this requirement.

Determinations Under the Exchange Offer

We will determine in our sole discretion all questions as to the validity, form, eligibility, time of receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within the time we shall determine. Neither we, the exchange agent nor any other person will be under any duty to give notification of defects or irregularities with respect to tenders of outstanding notes, and none of the aforementioned will incur liability for failure to give notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

When We Will Issue New Notes

In all cases, we will issue new notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

Return of Outstanding Notes Not Accepted or Exchanged

If we do not accept any tendered outstanding notes for exchange for any reason described in the terms and conditions of the exchange offer or if outstanding notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged outstanding notes will be returned without expense to their tendering holder. In the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described below, the nonexchanged outstanding notes will be credited to an account maintained with DTC. These actions will occur as promptly as practicable after the expiration or termination of the exchange offer.

Your Representations to Us

By signing or agreeing to be bound by the letter of transmittal, you will represent that, among other things:

•	you are not an “affiliate,” as defined in Rule 405 of the Securities Act, of us or a broker-dealer tendering outstanding notes acquired directly from us for your own account;

•	if you are not a broker-dealer or are a broker-dealer but will not receive new notes for your own account in exchange for outstanding notes, you are not engaged in and do not intend to participate in a distribution of new notes within the meaning of the Securities Act;

•	you have no arrangement or understanding with any person to participate in a distribution of the outstanding notes or the new notes within the meaning of the Securities Act;

•	you are acquiring the new notes in the ordinary course of your business; and

•	if you are a broker-dealer that will receive new notes for your own account in exchange for outstanding notes, you represent that the outstanding notes to be exchanged for new notes were acquired by you as a result of market-making activities or other trading activities and you acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of any new notes. It is understood that you are not admitting that you are an “underwriter” within the meaning of the Securities Act by acknowledging that you will deliver, and by delivery of, a prospectus.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s automated tender offer program before the expiration date, you may tender if:

•	the tender is made through a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution;

•	before the expiration date, the exchange agent receives from the member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bank or trust company having an office or correspondent in the United States, or eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery,

—	stating your name and address, the registered number(s) of your outstanding notes and the principal amount of outstanding notes tendered,

—	stating that the tender is being made, and

—	guaranteeing that, within three business days after the expiration date, the letter of transmittal or facsimile thereof, together with the outstanding notes or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three business days after the expiration date.

Upon request to the exchange agent, the exchange agent will send you a notice of guaranteed delivery if you wish to tender your outstanding notes using the guaranteed delivery procedures described above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw your tender at any time before 5:00 p.m., New York City time, on the expiration date unless previously accepted for exchange. For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal at one of the addresses listed above under “Prospectus Summary—The Exchange Agent;” or

•	the withdrawing holder must comply with the appropriate procedures of DTC’s automated tender offer program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn (the “Depositor”);

•	identify the outstanding notes to be withdrawn, including the registration number or numbers and the principal amount of the outstanding notes;

•	be signed by the Depositor in the same manner as the original signature on the letter of transmittal used to deposit those outstanding notes or be accompanied by documents of transfer sufficient to permit the trustee for the outstanding notes to register the transfer into the name of the Depositor withdrawing the tender; and

•	specify the name in which the outstanding notes are to be registered, if different from that of the Depositor.

If outstanding notes have been tendered under the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of DTC.

We will determine, in our sole discretion, all questions as to the validity, form, eligibility and time of receipt of notice of withdrawal, and our determination shall be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer.

Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for the outstanding notes. This return or crediting will take place as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Holders may re-tender properly withdrawn outstanding notes by following one of the procedures described under “—Procedures for Tendering” above at any time on or before the expiration date.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitation by telephone, electronically or in person by the exchange agent, our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. A tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of any transfer taxes payable by a note holder is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to that tendering holder.

Consequences of Failure to Exchange

If you do not exchange their outstanding notes for new notes under the exchange offer your notes will remain subject to the existing restrictions on transfer. In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

In addition, if you fail to exchange your outstanding notes, the market value of your outstanding notes may be adversely affected because they may be more difficult to sell. The tender of outstanding notes under the exchange offer will reduce the outstanding aggregate principal amount of the outstanding notes. This may have an adverse effect upon, and increase the volatility of, the market price of any outstanding notes that you continue to hold due to a reduction in liquidity. See “Risk Factors—Risks Relating to the Exchange Offer—If you fail to exchange your outstanding notes, the existing transfer restrictions will remain in effect and the market value of your outstanding notes may be adversely affected because they may be more difficult to sell.”

Based on interpretations of the SEC staff, you may offer for resale, resell or otherwise transfer new notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you acquired the new notes in the ordinary course of your business; and

•	you have no arrangement or understanding with respect to the distribution of the new notes to be acquired in the exchange offer.

If you tender in the exchange offer for the purpose of participating in a distribution of the new notes,

•	you cannot rely on the applicable interpretations of the SEC; and

•	you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Accounting Treatment

We will not recognize a gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize expenses of the exchange offer over the term of the new notes under accounting principles generally accepted in the United States of America.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept, You are urged to consult your financial and tax advisors in making your decision on what action to take. We may, in the future, seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with information contained in our consolidated financial statements and the notes thereto included in this prospectus.

Results of Operations for the Three Months Ended March 31, 2003 and 2002

In addition to comparisons of current operating results with the same period in the prior year, we have included, as additional disclosure, certain “trailing quarter” comparisons of first quarter 2003 operating results to fourth quarter 2002 operating results. Our businesses are highly cyclical, in addition to experiencing some less significant seasonal effects. Trailing quarter comparisons may offer important insight into our current business direction.

References to industry benchmark prices or costs, including the weighted average cost of ethylene production, are generally to industry prices and costs reported by Chemical Marketing Associates, Incorporated (“CMAI”), except that crude oil and natural gas benchmark price references are to industry prices reported by Platts, a reporting service of The McGraw-Hill Companies.

Overview

General—In the first quarter 2003, the chemical industry was adversely affected by the level and volatility of raw material and energy costs. Despite some moderation late in the quarter, the industry experienced significantly higher and more volatile energy and raw material costs in the first quarter 2003 than in the first quarter 2002.

Crude oil and natural gas prices generally have been indicators of the level and direction of movement of our raw material and energy costs. The following table shows the average benchmark prices for crude oil and natural gas for the first quarter 2003 and 2002, as well as benchmark sales prices for ethylene and co-product propylene, which we produce and sell. The benchmark weighted average cost of ethylene production is based on the estimated ratio of petroleum liquids, or heavy liquids, and natural gas liquids (“NGLs”), or light raw materials, used in U.S. ethylene production and is subject to revision by CMAI based on the actual ratio of heavy liquids to NGLs.

	Average Benchmark Price and Percent Change Versus Prior Year Period Average
	First Quarter 2003	Percent Change	First Quarter 2002
Crude oil—dollars per barrel	34.07	58%	21.60
Natural gas—dollars per million BTUs	6.33	171%	2.34
Weighted average cost of ethylene production—cents per pound	22.68	68%	13.52
Ethylene—cents per pound	28.42	47%	19.33
Propylene—cents per pound	22.67	54%	14.75

We implemented significant price increases in the first quarter 2003 for substantially all of our petrochemicals and polymers products. However, the timing of implementation of these price increases was such that we experienced decreases in average product margins in the first quarter 2003 compared to the first quarter 2002.

U.S. demand for ethylene in the first quarter 2003 grew an estimated 3.8% compared to the first quarter 2002. However, demand for ethylene for all of 2002 only increased 2.2% compared to 2001, a year in which demand contracted by 9.0%.

On March 31, 2003, we completed transactions involving a 15-year propylene supply arrangement and the sale of a polypropylene production facility in Pasadena, Texas. We received total cash proceeds of approximately $194 million, including the value of the polypropylene inventory sold. Approximately $159 million of the total cash proceeds represented a partial prepayment under the propylene supply arrangement.

Net Loss—We had a net loss in the first quarter 2003 of $146 million compared to a net loss before the cumulative effect of an accounting change of $126 million in the first quarter 2002. The increase in net loss was primarily due to lower product margins as a result of rapid increases in raw material and energy costs in the first quarter 2003 compared to the first quarter 2002. In addition, demand was adversely impacted by the global economic uncertainties and product price increases. While the first quarter 2003 included a loss of $12 million from the sale of the polypropylene production facility, the first quarter 2002 included a $33 million negative impact from certain above-market fixed price natural gas and NGL purchase contracts.

First Quarter 2003 versus Fourth Quarter 2002

Our first quarter 2003 net loss of $146 million increased $32 million compared to the net loss of $114 million in the fourth quarter 2002. The $32 million increase in the net loss included the $12 million loss from the sale of the polypropylene production facility and reflected lower first quarter 2003 product margins. Escalating natural gas and crude oil prices in the first quarter 2003 resulted in significant increases in the cost of ethylene production. The benchmark cost of ethylene in the first quarter 2003 increased nearly 5 cents per pound, or 26%, from the fourth quarter 2002. The timing of petrochemicals and polymers product sales price increases lagged behind the increases in production costs, such that average product margins in the first quarter 2003 were lower than average fourth quarter 2002 product margins.

Segment Data

The following tables reflect selected actual sales volume data, including intersegment sales volumes, and summarized financial information for our business segments.

	For the three months ended March 31,
In millions	2003	2002
Selected petrochemicals products:
Olefins (pounds)	3,921	4,137
Aromatics (gallons)	94	86
Polymers products (pounds)	1,397	1,508

Millions of dollars
Sales and other operating revenues:
Petrochemicals segment	$1,536	$993
Polymers segment	513	410
Intersegment eliminations	(408)	(267)

Total	$1,641	$1,136

Cost of sales:
Petrochemicals segment	$1,564	$1,015
Polymers segment	520	414
Intersegment eliminations	(408)	(267)

Total	$1,676	$1,162

Other operating expenses:
Petrochemicals segment	$4	$2
Polymers segment	28	17
Unallocated	29	30

Total	$61	$49

Operating loss:
Petrochemicals segment	$(32)	$(24)
Polymers segment	(35)	(21)
Unallocated	(29)	(30)

Total	$(96)	$(75)

Petrochemicals Segment

Revenues—Revenues of $1.5 billion in the first quarter 2003 increased 55% compared to revenues of $1.0 billion in the first quarter 2002 due to higher sales prices partly offset by lower sales volumes. Benchmark ethylene prices averaged 47% higher in the first quarter 2003 compared to the first quarter 2002 in response to significant increases in the cost of ethylene production, while benchmark propylene sales prices averaged 54% higher. Sales volumes decreased 3% in the first quarter 2003 compared to the first quarter 2002 due to lower co-product production.

Cost of Sales—Cost of sales of $1.6 billion in the first quarter 2003 increased 54% compared to $1.0 billion in the first quarter 2002. The costs of both heavy liquid and NGL based raw materials as well as energy costs increased dramatically in the first quarter 2003 compared to the first quarter 2002. The first quarter 2002 included the effect of certain fixed price natural gas and NGL purchase contracts entered into in early 2001. Our costs under these fixed-price contracts, which largely expired by the end of the first quarter 2002, were approximately $33 million higher than market-based contracts would have been.

Operating Loss—The operating loss of $32 million in the first quarter 2003 compares to an operating loss of $24 million in the first quarter 2002, which included approximately $33 million of costs related to the above-market, fixed-price contracts discussed above. In addition to the effect of these contracts, the net loss increased $41 million primarily due to lower product margins as higher raw material costs were only partly offset by higher average sales prices in the first quarter 2003 compared to the first quarter 2002.

Polymers Segment

Revenues—Revenues of $513 million in the first quarter 2003 increased 25% compared to revenues of $410 million in the first quarter 2002. The increase was due to higher average sales prices partly offset by a 7% decrease in sales volumes. First quarter 2003 average sales prices increased in response to higher raw material as well as higher energy costs compared to the first quarter 2002. The lower sales volumes reflected a slowing of demand due to economic uncertainty and the negative impact on demand of the higher sales prices.

Cost of Sales—Cost of sales of $532 million in the first quarter 2003 increased 28% compared to $414 million in the first quarter 2002. This increase reflected higher raw material costs, primarily ethylene and propylene, as well as higher energy costs. Benchmark ethylene and propylene costs were 47% and 54% higher, respectively, in the first quarter 2003 compared to the first quarter 2002.

Other Operating Expenses—Other operating expenses were $28 million in the first quarter 2003 and $17 million in the first quarter 2002. The increase was primarily due to the March 31, 2003 sale of our polypropylene production facility in Pasadena, Texas, which resulted in a loss on the sale of $12 million.

Operating Loss—For the first quarter 2003, the polymers segment had an operating loss of $35 million compared to an operating loss of $21 million in the first quarter 2002. The higher first quarter 2003 operating loss included the $12 million loss on the sale of the plant as well as lower polymer margins and, to a lesser extent, lower sales volumes. Margins decreased in the first quarter 2003 compared to the first quarter 2002 as higher raw material costs were only partly offset by higher average sales prices.

Unallocated Items

Cumulative Effect of Accounting Change—Effective January 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. Upon implementation of SFAS No. 142, we reviewed goodwill for impairment and concluded that the entire balance of goodwill was impaired, resulting in a $1.1 billion charge that was reported as the cumulative effect of an accounting change as of January 1, 2002. See Note 3 to the March 31, 2003 Consolidated Financial Statements.

Results of Operations for the Years Ended December 31, 2002, 2001 and 2000

In addition to comparisons of 2002 annual operating results with the prior year, we have included, as additional disclosure, certain “trailing quarter” comparisons of fourth quarter 2002 operating results to third quarter 2002 operating results. Our businesses are highly cyclical, in addition to experiencing some less significant seasonal effects. Trailing quarter comparisons may offer important insight into our current business direction.

References to industry benchmark prices or costs, including the weighted average cost of ethylene, are generally to industry prices and costs reported by Chemical Marketing Associates, Incorporated (“CMAI”), except that crude oil and natural gas benchmark price references are to industry prices reported by Platts, a reporting service of The McGraw-Hill Companies.

Overview

For the year 2002, U.S. ethylene demand was estimated to be 2.8% higher than for 2001. Nonetheless, the 2002 demand growth was insufficient to absorb excess worldwide ethylene industry capacity and to fully offset the effects of a 9.0% contraction in U.S. ethylene demand in 2001 compared to 2000.

Crude oil and natural gas prices generally have been indicators of the level and direction of movement of our raw material and energy costs. The following table shows the average benchmark prices for crude oil and natural gas for the three-year comparison period as well as benchmark sales prices for ethylene and co-product propylene, which we produce and sell. The benchmark weighted average cost of ethylene production is based on the estimated ratio of petroleum liquids, or heavy liquids, and natural gas liquids (“NGLs”), or light raw materials, used in U.S. ethylene production and is subject to revision by CMAI based on the actual ratio of heavy liquids to NGLs.

	Average Benchmark Price for the Year and Percent Change Versus Prior Year Average
	2002	Percent Change	2001	Percent Change	2000
Crude oil—dollars per barrel	26.12	2%	25.73	(14)%	30.06
Natural gas—dollars per million BTUs	3.22	(25)%	4.28	10%	3.88
Weighted average cost of ethylene—cents per pound	15.10	(13)%	17.41	(11)%	19.62
Ethylene—cents per pound	22.23	(16)%	26.33	(13)%	30.19
Propylene—cents per pound	18.00	3%	17.42	(23)%	22.63

The considerable volatility in raw material prices during the three-year period is not apparent in the annual average raw material prices shown in the table above. For example, the benchmark price of crude oil trended upward from a low of $27.10 per barrel in January 2000 to a high of $34.30 per barrel in November 2000, a 27% increase. Benchmark crude oil prices then trended downward to a low of $19.30 per barrel in December 2001, a 44% decrease from the November 2000 high. During 2002, benchmark crude oil prices trended upward to $29.50 per barrel in December 2002, a 53% increase from the December 2001 low. Benchmark natural gas prices rose from $2.34 per million BTUs in January 2000 to a historical high of $9.84 per million BTUs in January 2001, a 320% increase. Benchmark natural gas prices then trended downward to a low of $1.82 per million BTUs in October 2001, an 81% decrease from the January 2001 spike. During 2002, benchmark natural gas prices resumed an upward trend, increasing to $4.05 per million BTUs in December 2002, a 123% increase from the October 2001 low.

Significant volatility in raw material costs tends to put pressure on product margins, as sales price increases generally tend to lag behind raw material cost increases. Conversely, when raw material costs decrease, customers tend to demand immediate relief in the form of lower sales prices. These dynamics are particularly pronounced during periods of excess industry capacity and contributed to the trough conditions experienced by the chemical industry in 2001 and 2002.

Net Income (Loss)—We had a 2002 net loss of $246 million, before the cumulative effect of an accounting change, compared to a 2001 net loss of $283 million. The 2001 period included $33 million of goodwill amortization, $22 million of shutdown costs for our Port Arthur, Texas polyethylene facility and a $3 million extraordinary loss due to debt retirement. Apart from these items, the $21 million increase in the net loss primarily reflected a $129 million decrease in petrochemicals segment operating income and $13 million of higher interest expense, partly offset by a $112 million improvement in the polymers segment operating loss. Petrochemicals segment operating income decreased as sales prices decreased more than raw material costs, resulting in lower petrochemicals product margins in 2002 compared to 2001. The polymers segment operating loss was reduced as raw material costs, primarily ethylene and propylene, decreased more than the decreases in average polymers product sales prices, resulting in higher polymers product margins in 2002 compared to 2001.

We had a net loss in 2001 of $283 million compared to net income of $153 million for 2000. The significant decrease of $436 million primarily reflected lower petrochemicals segment margins as well as lower volumes for both the petrochemicals and polymers segments. The lower petrochemicals margins were due to lower sales prices, which decreased more than raw material costs, in 2001 compared to 2000. The lower sales prices and volumes reflected weaker industry demand in 2001. The polymers segment 2001 operating loss was comparable to 2000. Results for 2001 also included the $22 million of costs associated with the shutdown of the Port Arthur, Texas polyethylene facility in the first quarter 2001. Both periods included goodwill amortization.

Fourth Quarter 2002 versus Third Quarter 2002

We had a net loss of $114 million in the fourth quarter 2002 compared to net income of $22 million in the third quarter 2002. Fourth quarter 2002 performance was primarily impacted by higher raw material costs. The benchmark cost of ethylene production increased by approximately 3 cents per pound, or 22%, in the fourth quarter 2002 compared to the third quarter 2002. During the fourth quarter 2002 these cost increases were only partly offset by a 1 cent per pound reported increase in benchmark ethylene sales prices. We also were affected by a scheduled maintenance turnaround of the Chocolate Bayou, Texas olefins plant in the fourth quarter 2002. This heavy liquid cracking plant has significant co-product production capabilities and normally further processes olefins by-product volumes from our other plants. We were not able to utilize this capability during the turnaround.

Segment Data

The following tables reflect selected sales volume data, including intersegment sales volumes, and summarized financial information for our business segments.

	For the year ended December 31,
In millions	2002	2001	2000
Selected petrochemicals products:
Olefins (pounds)	16,851	16,236	18,490
Aromatics (gallons)	369	366	397
Polymers products (pounds)	6,098	5,862	6,281

Millions of dollars
Sales and other operating revenues:
Petrochemicals segment	$4,957	$5,384	$7,031
Polymers segment	1,868	1,980	2,351
Intersegment eliminations	(1,288)	(1,455)	(1,887)

Total	$5,537	$5,909	$7,495

Cost of sales:
Petrochemicals segment	$4,801	$5,100	$6,330
Polymers segment	1,875	2,088	2,465
Unallocated—facility closing costs	—	22	—
Intersegment eliminations	(1,288)	(1,455)	(1,887)

Total	$5,388	$5,755	$6,908

Other operating expenses:
Petrochemicals segment	$10	$9	$7
Polymers segment	67	78	71
Unallocated	116	166	175

Total	$193	$253	$253

Operating income (loss):
Petrochemicals segment	$146	$275	$694
Polymers segment	(74)	(186)	(185)
Unallocated	(116)	(188)	(175)

Total	$(44)	$(99)	$334

Petrochemicals Segment

Revenues—Revenues of $5.0 billion in 2002 decreased 8% compared to revenues of $5.4 billion in 2001 as lower 2002 average sales prices were only partly offset by a 4% increase in sales volumes. Our sales prices in 2002 averaged 11% lower than in 2001, reflecting lower raw material costs and low demand growth coupled with excess industry capacity. Benchmark ethylene sales prices averaged 22.2 cents per pound in 2002, a 16% decrease compared to 2001. These lower ethylene sales prices were slightly offset by higher 2002 propylene sales prices. Benchmark propylene sales prices averaged 3% higher in 2002 than in 2001.

Revenues of $5.4 billion in 2001 decreased 23% compared to revenues of $7.0 billion for 2000 as a result of lower average sales prices and lower sales volumes in 2001. Benchmark ethylene sales prices averaged 13% lower in 2001 compared to 2000, while benchmark propylene sales prices averaged 23% lower. Our sales volumes decreased 12% compared to 2000 due to weaker business conditions in 2001.

Cost of Sales—Cost of sales of $4.8 billion in 2002 decreased 6% compared to $5.1 billion in 2001, or 2% less than the percent decrease in revenues. While the costs of natural gas and NGL raw materials decreased from historically high levels experienced in 2001, other raw material costs, such as heavy liquids, did not decrease similarly.

Cost of sales of $5.1 billion in 2001 decreased 19% compared to $6.3 billion in 2000 due to the effect of the 12% decrease in sales volumes and lower average raw material costs. Benchmark crude oil prices, which affect the cost of raw materials, averaged 14% lower in 2001 compared to 2000.

Operating Income—Operating income of $146 million in 2002 decreased $129 million from $275 million in 2001 as sales prices decreased more than raw material costs, resulting in lower product margins. The effect of the lower 2002 product margins was only partly offset by the benefit of a 4% increase in sales volumes, which was in line with industry demand growth.

Operating income of $275 million in 2001 decreased $419 million from $694 million in 2000. The decrease was primarily due to lower product margins and, to a lesser extent, lower sales volumes. The lower margins primarily reflected lower sales prices for ethylene and for co-products, such as propylene and benzene, in 2001 compared to 2000. The lower prices and volumes were due to weaker market demand in 2001 compared to 2000.

Polymers Segment

Revenues—Revenues of $1.9 billion in 2002 decreased 6% compared to revenues of $2.0 billion in 2001 due to a 9% decrease in average sales prices offset by a 4% increase in sales volumes. Lower sales prices in 2002 reflected generally lower raw material costs compared to 2001. Sales volumes increased due to stronger demand in 2002 compared to 2001.

Revenues of $2.0 billion in 2001 decreased 16% compared to revenues of $2.4 billion in 2000 due to a decrease in average sales prices and a 7% decrease in sales volumes. The decreases in sales prices and volumes were both due to weaker demand in 2001.

Cost of Sales—Cost of sales of $1.9 billion in 2002 decreased 10% compared to $2.1 billion in 2001, or 4% more than the percent decrease in revenues noted above. The decrease during 2002 reflected lower raw material costs, primarily ethylene, and lower energy costs, partly offset by the 4% increase in sales volumes. Benchmark ethylene prices were 16% lower and were only partly offset by a 3% increase in benchmark propylene prices in 2002 compared to 2001.

Cost of sales of $2.1 billion in 2001 decreased 15% compared to $2.5 billion in 2000 due to lower raw material costs in 2001 and the 7% decrease in sales volumes. Benchmark prices of ethylene and propylene, the principal raw materials for polymers, averaged 13% and 23% lower, respectively, in 2001 than in 2000.

Operating Loss—The operating loss of $74 million in 2002 decreased $112 million compared to the operating loss of $186 million in 2001. The $112 million improvement was due to higher polymers product margins and, to a lesser extent, higher sales volumes. Margins improved in 2002 compared to 2001, as decreases in sales prices were less than the decreases in polymers raw material costs.

The 2001 operating loss of $186 million was comparable to the operating loss of $185 million in 2000 as the effect of lower polymers sales prices was offset by lower raw material costs.

Unallocated Items

The following discusses costs and expenses that were not allocated to the petrochemicals or polymers segments.

Cost of Sales—We discontinued production at our higher-cost Port Arthur, Texas polyethylene facility in February 2001 and shut down the facility. During 2001, we recorded a $22 million charge, which included environmental remediation liabilities of $7 million, other exit costs of $3 million and severance and pension benefits of $7 million for approximately 125 people employed at the Port Arthur facility. The remaining $5 million balance primarily related to the write down of certain assets. See Note 3 to the December 31, 2002 Consolidated Financial Statements.

Other Operating Expenses—These include unallocated general and administrative expenses and, in 2001 and 2000, goodwill amortization. Unallocated expenses were $116 million in 2002, $166 million in 2001 and $175 million in 2000. The decrease from 2001 to 2002 was primarily due to goodwill amortization of $33 million that ceased in 2002. See Note 2 to the December 31, 2002 Consolidated Financial Statements.

The following discusses items that are not included in operating income, but that affected our net income. See Note 16 to the December 31, 2002 Consolidated Financial Statements.

Extraordinary Loss—As part of a 2001 refinancing, we wrote off unamortized debt issuance costs and amendment fees of $3 million related to the early repayment of a $1.25 billion bank credit facility and reported the charge as an extraordinary loss on early extinguishment of debt.

Cumulative Effect of Accounting Change—Upon implementation of Statement of Financial Accounting Standards (“SFAS”) No. 142, we reviewed goodwill for impairment and concluded that the entire balance of goodwill was impaired, resulting in a $1.1 billion charge that was reported as the cumulative effect of an accounting change as of January 1, 2002. See Note 2 to the December 31, 2002 Consolidated Financial Statements.

Financial Condition for the Three Months Ended March 31, 2003 and 2002

Operating Activities—Operating activities provided cash of $67 million in the first quarter 2003 and used cash of $119 million in the first quarter 2002. Several factors affected cash provided by operations in the first quarter 2003. The first quarter of each year includes significant payments of annual and semiannual property taxes, interest and compensation-related items, which totaled $152 million in 2003 and $167 million in 2002. Offsetting these payments in 2003, we received approximately $159 million as a partial prepayment for propylene to be delivered over a period of 15 years in connection with the long-term propylene supply arrangement entered into on March 31, 2003. The net effect of these transactions is reflected in the changes in other assets and liabilities in the March 31, 2003 Consolidated Statements of Cash Flows.

In addition, by managing the main components of working capital—receivables, inventory and payables—we provided cash of $73 million during the first quarter 2003 compared to $44 million in the first quarter 2002, despite the escalating price environment in the first quarter 2003. In consideration of discounts offered to certain customers for early payment for product delivered in March 2003, some receivable amounts were collected in March 2003 that otherwise would have been expected to be collected in April 2003, including $23 million from Lyondell and $46 million from Occidental.

Investing Activities—On March 31, 2003, concurrent with the transaction involving the long-term propylene supply arrangement, we sold a polypropylene production facility in Pasadena, Texas. We received cash proceeds of approximately $35 million, including the value of the polypropylene inventory sold. We recognized a $12 million loss on the sale.

Our capital expenditures were $13 million in the first quarter 2003 and $15 million in the first quarter 2002. The level of expenditures in both periods reflects cash conservation efforts as a result of the continuing poor business environment. Our capital budget for 2003 is $97 million, including regulatory and environmental compliance projects.

Financing Activities—Cash used by financing activities was $4 million in the first quarter 2003 compared to $53 million in the first quarter 2002. Upon completion of the transactions involving the 15-year propylene supply arrangement and the sale of the polypropylene production facility, we used a portion of the total cash proceeds of approximately $194 million to repay $104 million of borrowing under the revolving credit facility as of March 31, 2003. We will reinvest the remaining net proceeds in our business. In connection with these transactions, the commitment under the revolving credit facility was reduced by $96 million, to $354 million.

The first quarter 2002 included the scheduled retirement of $100 million principal amount of 9.125% notes, which was partly funded by net borrowing of $50 million under the revolving credit facility.

As a result of continuing adverse conditions in the industry and its debt service obligations, we made no distributions to our partners in the first quarter 2003 nor were any made in 2002.

We obtained amendments to our credit facility and receivables sales agreement in March 2003. See “—Long-Term Debt” and “—Receivables Sale” below.

Liquidity and Capital Resources—At March 31, 2003, our long-term debt, including current maturities, totaled $2.2 billion, or approximately 55% of our total capitalization. We had cash on hand of $112 million, reflecting the working capital management efforts noted above under “—Operating Activities” as well as our continuing focus on cash conservation, such as limiting capital expenditures, restricting operating costs, and the product price increases described above. The $354 million revolving credit facility, which matures in August 2006, was undrawn at March 31, 2003. Amounts available under the revolving credit facility are reduced to the extent of outstanding letters of credit provided under the credit facility, which totaled $16 million as of March 31, 2003.

In January 2003, Moody’s changed the rating outlook for both Equistar and Lyondell to negative from stable. Moody’s cited its belief that our credit profile is limited by the financial strength of Lyondell, whose outlook was changed primarily as a result of concerns regarding one of its other major joint ventures. The rating and outlook were reaffirmed by Moody’s and Standard & Poor’s (“S&P”), a rating service of the McGraw-Hill Companies, in April 2003 in connection with our debt offering—see “—Long-Term Debt” below. The lowering of our debt rating could affect our borrowing costs and our ability to refinance debt in the future, and could result in termination of the receivables sales agreement—see “—Receivables Sale” below—and a rail car lease.

Management believes that conditions will be such that cash balances, cash generated by operating activities and funds under the credit facility will be adequate to meet anticipated future cash requirements, including scheduled debt repayments, other contractual obligations, necessary capital expenditures and ongoing operations. Future operating performance could be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. If future operating cash flows are less than currently anticipated due to raw material prices or other factors, we may need to reduce or delay capital expenditures, sell assets, or reduce operating expenses.

Long-Term Debt—As a result of continuing adverse conditions in the industry, in March 2003, we obtained amendments to our credit facility to provide additional financial flexibility by making certain financial ratio requirements less restrictive, except that the maximum permitted debt ratios become more restrictive beginning September 30, 2004. The amended credit facility and the indentures governing our senior notes contain covenants that, subject to certain exceptions, restrict sale and leaseback transactions, lien incurrence, debt incurrence, sales of assets, investments, non-regulatory capital expenditures, certain payments, and mergers. In addition, the credit facility requires us to maintain specified financial ratios. The financial ratio requirements under our credit facility become increasingly restrictive beginning in the fourth quarter 2003. The breach of these covenants would permit the lenders under our credit facility and the indentures governing the senior notes to declare the loans immediately payable and would permit the lenders under our credit facility to terminate future lending commitments. We were in compliance with all covenants under our debt instruments as of March 31, 2003.

In April 2003, we completed a private placement of $450 million of 10.625% senior notes due in 2011. The proceeds, net of associated fees, were used to prepay $300 million of 8.5% notes due in the first quarter 2004, approximately $122 million of the $296 million of outstanding term loans under our credit facility and prepayment premiums of approximately $17 million.

Deferred Revenues—On March 31, 2003, we received an advance of approximately $159 million, representing a partial prepayment for product to be delivered under a long-term product supply arrangement, primarily at cost-based prices. We will recognize this deferred revenue over 15 years, as the associated product is delivered. See Note 6 to the March 31, 2003 Consolidated Financial Statements.

Receivables Sale—During October 2002, we entered into an agreement with an independent issuer of receivables-backed commercial paper under which we sold receivables and received cash proceeds of $100 million. The agreement has annual renewal provisions for up to three years. Under the terms of the agreement, we agreed to maintain a debt rating of at least B1 by Moody’s and BB- by S&P. In March 2003, we obtained an amendment to reduce the minimum required debt rating of Moody’s to at least B2, making the Moody’s minimum debt rating consistent with the S&P minimum rating at two rating levels below Moody’s and S&P’s current rating of our debt. If we do not maintain the minimum ratings, the receivables agreement may be terminated.

Financial Condition for the Years Ended December 31, 2002, 2001 and 2000

Operating Activities—Operating activities provided cash of $55 million in 2002, $230 million in 2001 and $339 million in 2000. The $175 million decrease in operating cash flow in 2002 compared to 2001 was due to higher cash expenditures in 2002 for maintenance, interest, employee benefits and railcar leases. These were partly offset by the decreases in working capital levels described below and a $37 million lower net loss, after adjusting for the $1.1 billion non-cash charge related to the cumulative effect of an accounting change in the 2002 period.

During 2002, changes in other assets and liabilities, net in the Consolidated Statements of Cash Flows indicated a use of cash of $66 million, while in 2001 such changes indicated cash provided of $40 million. The $106 million difference between 2002 and 2001 was primarily due to higher cash expenditures for maintenance turnarounds, interest, employee benefits and railcar leases in 2002 than in 2001. Spending for maintenance turnarounds was $34 million higher in 2002, primarily due to a scheduled turnaround at the Chocolate Bayou, Texas plant. Our interest payments were $30 million higher in 2002 compared to 2001, as a result of the refinancing of our debt during August 2001. As a result of the refinancing, monthly interest payments on variable-rate debt were converted to semi-annual interest payments on fixed rate debt, with the first payment occurring in 2002. Additionally, interest rates on the fixed rate debt were higher than interest rates on the previous variable-rate debt. Cash expenditures related to employee benefits and compensation, including contributions to our pension plans, were $22 million higher in 2002 than in 2001. In addition, we made payments totaling $34 million, discussed below under “—Operating Leases,” related to our railcar leases. These higher 2002 cash outlays were partially offset by receipt of a $25 million customer advance related to a new, long-term processing agreement. The above items total to a net $95 million and explain a substantial portion of the $106 million year-to-year variance in the effect of changes in other assets and liabilities, net.

The major controllable components of our working capital—receivables, inventory and payables—decreased $69 million during 2002 compared to a $154 million decrease during 2001. The $69 million decrease during 2002 was primarily due to the sale of $81 million of receivables under an agreement we entered into in October 2002. See “—Receivables Sale” below. Had the sale not occurred, the components of working capital would have increased $12 million as sales prices increased from December 31, 2001 levels, putting upward pressure on working capital levels in 2002. In 2001, sales prices steadily decreased from December 31, 2000 levels, helping to reduce working capital levels.

Cash flow from operations decreased to $230 million in 2001 compared to $339 million in 2000. The $109 million decrease primarily reflected a $283 million net loss in 2001 compared to net income of $153 million in 2000. This was partly offset by a $222 million net reduction in receivables, which occurred despite the termination of a $130 million receivables securitization program in August 2001. The net reduction in receivables reflected the effects of lower sales prices as well as improved collection efficiency in 2001.

Investing Activities—Our capital expenditures were $118 million in 2002, $110 million in 2001 and $131 million in 2000. The 2002 expenditures included $47 million of purchases of previously leased railcars, discussed below under “—Operating Leases.” Excluding the railcar purchases, our reduced level of expenditures in 2002 and 2001 reflected lower discretionary spending in view of the continuing poor business environment. Capital expenditures in 2002 and 2001 primarily included reliability improvement as well as regulatory compliance projects.

Our capital budget for 2003 is $97 million. The increase over 2002 spending, excluding the 2002 railcar purchases, is primarily to ensure regulatory and environmental compliance. See “—Environmental Matters” below.

During the second quarter 2002, we contributed $6 million to a mutual insurance company formed by us and other companies in the industry to provide catastrophic business interruption and excess property damage insurance coverage for its members.

Financing Activities—Financing activities used cash of $106 million in 2002, provided cash of $61 million in 2001, and used cash of $302 million in 2000. Financing activities in 2002 included the scheduled retirement of $100 million principal amount of the 9.125% notes and $4 million principal amount of our term loan and medium-term notes. The scheduled retirements were financed by the sale of accounts receivable discussed under “—Receivables Sale” below.

We obtained amendments to our credit facility in late March 2002, making certain financial ratio requirements less restrictive, making the covenant limiting acquisitions more restrictive and adding a covenant limiting certain non-regulatory capital expenditures. The amendment increased the interest rate on the credit facility by 0.5% per annum.

In August 2001, we completed a $1.5 billion debt refinancing. The refinancing included an amended credit facility consisting of a $500 million secured revolving credit facility maturing in August 2006 and a $300 million secured term loan maturing in August 2007. The refinancing also included the issuance of $700 million of new unsecured 10.125% senior notes maturing in August 2008. The refinancing replaced a $1.25 billion credit facility, $820 million of which was outstanding. A portion of the net proceeds was also used to repay $90 million of our medium-term notes that matured on August 30, 2001. The remaining net proceeds were used for general business purposes. The amended credit facility also made certain financial ratio requirements less restrictive. We previously had amended our credit facility in March 2001, easing certain financial ratio requirements.

As a result of continuing adverse conditions in the industry and our debt service obligations, we made no distributions to partners in 2002 and 2001, compared to distributions of $280 million in 2000.

Liquidity and Capital Resources—At December 31, 2002, our long-term debt, including current maturities, totaled $2.2 billion, or approximately 55% of our total capitalization. In addition, we had cash on hand of $27 million. The $450 million revolving credit facility, which matures in August 2006, was undrawn at December 31, 2002. Amounts available under the revolving credit facility are reduced to the extent of certain outstanding letters of credit provided under the credit facility, which totaled $16 million as of December 31, 2002.

During 2002, our debt rating was lowered by two major rating agencies, Moody’s Investors Service (“Moody’s”) and the Standard & Poor’s (“S&P”) rating service of The McGraw-Hill Companies. Moody’s reduced our noninvestment grade corporate debt rating from a Ba1 to a Ba3. S&P reduced our corporate rating from an investment grade BBB- to a noninvestment grade BB. Both agencies cited Lyondell’s acquisition of Occidental’s interest in us as the reason for the downgrade. The agencies stated that the acquisition resulted in a concentration of credit risk with Lyondell, which owns a 70.5% interest in us and whose debt currently has a noninvestment grade credit rating. S&P also cited current trough conditions in the industry and our $1.1 billion goodwill write off.

In January 2003, Moody’s changed the rating outlook for both Equistar and Lyondell to negative from stable. Moody’s cited its belief that our credit profile is limited by the financial strength of Lyondell, whose outlook was changed primarily as a result of concerns regarding one of its other major joint ventures. The lowering of our credit rating could affect our borrowing costs, our ability to refinance in the future and could result in termination of the receivables sales agreement—see “—Receivables Sale” below.

Management believes that conditions will be such that cash balances, cash generated by operating activities and funds under the credit facility will be adequate to meet anticipated future cash requirements, including scheduled debt repayments, other contractual obligations, necessary capital expenditures and ongoing operations. Future operating performance could be affected by general economic, financial, competitive, legislative, regulatory, business and other factors, many of which are beyond our control. If future operating cash flows are less than currently anticipated due to raw material prices or other factors, we may need to reduce or delay capital expenditures, sell assets, or reduce operating expenses.

In addition to long-term debt, we are required to make payments relating to various types of obligations, some of which were incurred in lieu of financing to obtain the rights to use certain assets. The following table summarizes our minimum payments as of December 31, 2002 relating to long-term debt, purchase obligations and operating leases for the next five years and thereafter.

		Payments Due By Period
Millions of dollars	Total	2003	2004	2005	2006	2007	Thereafter
Long-term debt	$2,228	$32	$303	$4	$153	$284	$1,452
Purchase obligations	2,558	164	168	169	157	151	1,749
Operating leases—
Minimum lease payments	554	73	65	53	41	35	287
Residual value guarantees	83	—	61	22	—	—	—

Total	$5,423	$269	$597	$248	$351	$470	$3,488

Long-Term Debt—The credit facility and the indenture governing our senior notes contain covenants that, subject to certain exceptions, restrict sale and leaseback transactions, lien incurrence, debt incurrence, sales of assets, investments, non-regulatory capital expenditures, certain payments, and mergers. In addition, the bank credit facility requires us to maintain specified financial ratios. The financial ratio requirements under our credit facility become increasingly restrictive on a quarterly basis. The breach of these covenants could permit the lenders under our credit facility and the indenture governing the senior notes to declare the loans immediately payable and could permit the lenders under our credit facility to terminate future lending commitments. See Note 10 to the December 31, 2002 Consolidated Financial Statements for a description of our long-term debt and credit facility.

We were in compliance with all covenants under our debt instruments as of December 31, 2002. As a result of continuing adverse conditions in the industry, in March 2003, we obtained amendments to our credit facility to provide additional financial flexibility by easing certain financial ratio requirements.

Purchase Obligations—We are a party to various unconditional obligations to purchase products and services, as summarized in the above table. These primarily include commitments for steam and power from a new co-generation facility, which reached full capacity in mid-2002. These commitments are designed to assure sources of supply and are not expected to be in excess of normal requirements. See the “Commitments” section of Note 14 to the December 31, 2002 Consolidated Financial Statements.

Operating Leases—We lease various facilities and equipment, including railcars, under noncancelable operating lease arrangements for various periods.

During 2002, we leased certain railcars, under three operating leases, from unaffiliated entities established for the purpose of serving as lessors with respect to these leases. One of these operating leases remains outstanding at December 31, 2002. This lease includes an option for us to purchase the railcars during the lease term. If we do not exercise the purchase option, the affected railcars will be sold upon termination of the lease. In the event the sales proceeds are less than the related guaranteed residual value, we will pay the difference to the lessor, but no more than the guaranteed residual value. As described above, our debt rating was lowered during 2002, allowing the early termination of this railcar lease by the lessor. As a result, we renegotiated the lease during 2002, resulting in a payment of additional fees and a $17 million prepayment, which is being amortized over the remaining lease term through 2004. The prepayment reduced the guaranteed residual value under the lease, and reduced future lease payments. The guaranteed residual value at December 31, 2002 was $83 million.

The other two railcar leases contained financial and other covenants substantially the same as those contained in our credit facility discussed under “—Long-Term Debt” above. Under one of the leases, we amended the covenants to incorporate the March 2002 amendment to the credit facility. The amendment required the payment of additional fees and a $17 million prepayment, which was amortized in full through December 2002, when the lease was terminated and we entered into a new lease arrangement with another lessor. The new lease covered a substantial portion of the subject railcars, and we purchased the remaining railcars for $10 million. The new operating lease contains standard terms and does not guarantee a residual value or contain financial or other non-standard covenants.

Under the third railcar lease, the covenants were automatically updated with the March 2002 amendment to the credit facility. This lease terminated in November 2002, and we purchased the railcars for $37 million. We may pursue leases for a portion of the purchased railcars. See Note 11 to the December 31, 2002 Consolidated Financial Statements for related operating lease disclosures.

Advance from Customer—In addition to the items reflected in the table above, in December 2002, we received a $25 million initial advance from a customer in connection with a long-term product processing agreement under which we are obligated to deliver product at cost-based prices. The advance was treated as deferred revenue and included in other liabilities. We will amortize the deferred revenue to earnings over the nine-year term of the contract.

Receivables Sale—During October 2002, we entered into an agreement with an independent issuer of receivables-backed commercial paper under which we sold receivables and received cash proceeds of $100 million. Under the terms of the agreement, we agreed to sell, on an ongoing basis and without recourse, designated accounts receivable as existing receivables are collected. The agreement has annual renewal provisions for up to three years and is subject to maintaining a debt rating of at least B1 by Moody’s and BB- by S&P. We are seeking an amendment to reduce the minimum required debt ratings and expect the amendment to be effective prior to March 31, 2003. Upon entering into the agreement, the commitment under the revolving credit facility was reduced by $50 million, to $450 million, in accordance with the terms of the revolving credit facility and would not be restored if the receivables agreement were terminated. We used the proceeds of the sold receivables to reduce borrowing under the revolving credit facility and for general corporate purposes. As of December 31, 2002, the balance of our accounts receivable sold, which is not reflected in the table above, was $81 million.

Pension Obligations—We maintain several defined benefit pension plans, as described in Note 13 to the December 31, 2002 Consolidated Financial Statements. At December 31, 2002, the projected benefit obligation for our plans exceeded the fair value of plan assets by $68 million. Subject to future actuarial gains and losses, as well as actual asset earnings, we will be required to fund the $68 million, with interest, in future years. The minimum required contribution is not expected to be more than approximately $25 million per year over the next five years. Pension contributions were $18 million, $7 million and $31 million for the years 2002, 2001 and 2000, and are estimated to be approximately $16 million for 2003.

Related Party Transactions

We make significant sales of product to Lyondell, Occidental Chemical (“Occidental Chemical”), LYONDELL-CITGO Refining LP (“LCR”), affiliates of Millennium Chemicals Inc (“Millennium”), Oxy Vinyls, LP (“Oxy Vinyls”) and provide services and raw materials to Lyondell Methanol Company, L.P. (“LMC”), which is wholly owned by Lyondell effective May 1, 2002. In turn, we make significant purchases of raw materials and products from LCR and receive significant administrative services from Lyondell.

Prior to August 22, 2002, we were owned 41% by Lyondell, 29.5% by Millennium, and 29.5% by Occidental. On August 22, 2002, Lyondell completed the purchase of Occidental’s interest in us, increasing its ownership interest in us to 70.5%. As a result of this transaction, Occidental has two representatives on Lyondell’s board of directors and, as of December 31, 2002, Occidental owned approximately 22% of Lyondell.

In view of Occidental’s relationship to Lyondell, which owns 70.5% of us, Occidental’s transactions with us subsequent to August 22, 2002 will continue to be reported as related party transactions in our Consolidated Statements of Income and Consolidated Balance Sheets.

We believe that all such aforementioned related party transactions are effected on terms substantially no more or less favorable than those that would have been agreed upon by unrelated parties on an arm’s length basis. See the section captioned “Related Party Transactions” herein and Note 5 to the December 31, 2002 Consolidated Financial Statements for a description of related party transactions.

Critical Accounting Policies

We apply those accounting policies that management believes best reflect the underlying business and economic events, consistent with accounting principles generally accepted in the U.S. Our more critical accounting policies include those related to long-lived assets, including the costs of major maintenance turnarounds and repairs, and accruals for long-term employee benefit costs such as pension and postretirement costs. Inherent in such policies are certain key assumptions and estimates made by management. Management periodically updates its estimates used in the preparation of the financial statements based on its latest assessment of the current and projected business and general economic environment. Our significant accounting policies are summarized in Note 2 to the December 31, 2002 Consolidated Financial Statements.

Long-Lived Assets—With respect to long-lived assets, key assumptions include the estimates of useful asset lives and the recoverability of the carrying values of fixed assets and intangible assets as well as the existence of any obligations associated with the retirement of fixed assets. Such estimates could be significantly modified and/or the carrying values of the assets could be impaired by such factors as new technological developments, new chemical industry entrants with significant raw material or other cost advantages, uncertainties associated with the U.S. and world economies, the cyclical nature of the chemical industry, and uncertainties associated with governmental regulatory actions.

Due to temporary decreases in demand for our products, certain facilities may remain idle until market conditions improve. Assets that are temporarily idled are tested for impairment at the time they are temporarily idled. Fixed assets with a net book value of $160 million were temporarily idled at December 31, 2002. Those assets continue to be depreciated over their remaining useful lives. No impairments were recorded in 2002, 2001 or 2000 for temporarily idled facilities.

We defer the costs of turnaround maintenance and repair activities in excess of $5 million, amortizing such costs over the period until the next expected major turnaround of the affected unit. During 2002, 2001 and 2000, cash expenditures of $49 million, $15 million and $29 million, respectively, were deferred and are being amortized, generally over a period of 5 years. Amortization in 2002, 2001 and 2000, of previously deferred turnaround costs was $24 million, $20 million and $24 million, respectively.

The estimated useful lives of long-lived assets range from 3 to 30 years. Depreciation and amortization of these assets, including amortization of deferred turnaround costs, under the straight-line method over their estimated useful lives totaled $298 million in 2002. If the useful lives of the assets were found to be shorter than originally estimated, depreciation charges would be accelerated.

Additional information on long-lived assets, deferred turnaround costs and related depreciation and amortization appears in Note 8 to the December 31, 2002 Consolidated Financial Statements.

Long-Term Employee Benefit Costs—The costs to us of long-term employee benefits, particularly pension and postretirement medical and life benefits, are incurred over long periods of time, and involve many uncertainties over those periods. The net periodic benefit cost attributable to current periods is based on several assumptions about such future uncertainties, and is sensitive to changes in those assumptions. It is management’s responsibility, often with the assistance of independent experts, to select assumptions that in its judgment represent best estimates of those uncertainties. It also is management’s responsibility to review those assumptions periodically to reflect changes in economic or other factors that affect those assumptions.

The current benefit service costs, as well as the existing liabilities, for pensions and other postretirement benefits are measured on a discounted present value basis. The discount rate is a current rate, related to the rate at which the liabilities could be settled. Our assumed discount rate is based on average rates published by Moody’s Investor Service, Inc, and Merrill Lynch for high-quality (Aa rating) 10-year fixed income securities. For the purpose of measuring the benefit obligations at December 31, 2002, we lowered our assumed discount rate from 7.0% to 6.5%, reflecting the general decline in market interest rates during 2002. The 6.5% rate also will be used to measure net periodic benefit cost during 2003. A further one percentage point reduction in the assumed discount rate for us would increase our benefit obligation by approximately $50 million, and would reduce our net income by approximately $6 million.

The benefit obligation and the periodic cost of postretirement medical benefits also are measured based on assumed rates of future increase in the per capita cost of covered health care benefits. As of December 31, 2002, the assumed rate of increase was 10.0% for 2003 through 2004, 7.0% for 2005 through 2007 and 5.0% thereafter. A one percentage point change in the health care cost trend rate assumption would have no significant effect on either the benefit liability or the net periodic cost, due to limits on our maximum contribution level under the medical plan.

The net periodic cost of pension benefits included in expense also is affected by the expected long-term rate of return on plan assets assumption. Investment returns that are recognized currently in net income represent the expected return on plan assets rate applied to a market-related value of plan assets which, for us, is defined as the market value of assets. The expected return on plan assets rate is normally changed less frequently than the assumed discount rate, and reflects long-term expectations, rather than current fluctuations in market conditions. Our expected long-term asset return on plan assets rate of 9.5% has been based on the average level of earnings that our independent pension investment advisor had advised could be expected to be earned over time. The expectation was based on an asset allocation of 50% US equity securities (11% expected return), 20% non-US equity securities (11.7% expected return), and 30% fixed income securities (6.5% expected return) that had been recommended by the advisor, and was adopted for the plans. The actual rate of return on plan assets may differ from the expected rate due to the volatility normally experienced in capital markets. Management’s goal is to manage the investments over the long term to achieve optimal returns with an acceptable level of risk and volatility. Based on the market value of plan assets at December 31, 2002, a one percentage point decrease in this assumption for us would decrease our net income by approximately $1 million.

Over the three-year period ended December 31, 2002, our actual return on plan assets was a loss averaging 7.1% per year. Net periodic pension cost recognized each year includes the expected asset earnings, rather than the actual earnings or loss. As a result of asset earnings significantly below the expected return on plan assets rate over the three-year period, the level of unrecognized investment losses, together with the net actuarial gains and losses, is $76 million at December 31, 2002. This unrecognized amount, to the extent it exceeds 10% of the projected benefit obligation for the respective plan, will be recognized as additional net periodic benefit cost over the average remaining service period of the participants in each plan. This annual amortization charge will be approximately $7 million per year based on the December 31, 2002 unrecognized amount.

We are currently in the process of obtaining an updated asset allocation study from the independent pension investment advisor upon which we may update plan asset allocations and expected return on plan assets rates. In view of market returns in the last three years, it is likely that we will decrease our assumption for expected return on plan assets for 2003.

Additional information on the key assumptions underlying these benefit costs appears in Note 13 to the December 31, 2002 Consolidated Financial Statements.

Accounting Changes

Effective January 1, 2002, we implemented Statement of Financial Accounting Standards (“SFAS”) No. 141, Business Combinations, SFAS No. 142, Goodwill and Other Intangible Assets, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Implementation of SFAS No. 141 and SFAS No. 144 did not have a material effect on our consolidated financial statements.

Upon implementation of SFAS No. 142, we reviewed goodwill for impairment and concluded that the entire balance of goodwill was impaired, resulting in a $1.1 billion charge to earnings that was reported as the cumulative effect of an accounting change as of January 1, 2002. As a result of implementing SFAS No. 142, income in 2002 and subsequent years is favorably affected by $33 million annually because of the elimination of goodwill amortization.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The primary impact of the statement on us, beginning in 2003, will be the classification of gains or losses that result from the early extinguishment of debt as an element of income before extraordinary items. Also, gains or losses that were originally reported as extraordinary items in prior periods will be reclassified. This change had no effect on the periods ending March 31, 2003 and 2002.

In January 2003, the FASB issued Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities. FIN No. 46 addresses situations in which a company should include in its financial statements the assets, liabilities and activities of another entity. FIN No. 46 applies immediately to entities created after January 31, 2003 and, for us, will apply to existing entities beginning in the third quarter 2003. We expect the application of FIN No. 46 to result in the consolidation of the entity from which we lease certain railcars. The consolidation of this entity as of March 31, 2003 would have resulted in a net increase in property, plant and equipment of $114 million, a decrease in prepaid expense of approximately $11 million, a $103 million increase in debt and an immaterial charge reported as the cumulative effect of the accounting change. We do not expect implementation of FIN No. 46 to affect our compliance with the covenants under our debt facilities.

Other Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, Accounting for Asset Retirement Obligations, which addresses obligations associated with the retirement of tangible long-lived assets. In July 2002, the FASB issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146

addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities and facility closings. SFAS No. 146 will be effective for activities initiated after December 31, 2002. We do not expect adoption of SFAS No. 143 or SFAS No. 146 to have a material impact on our consolidated financial statements.

In November 2002, the FASB issued Interpretation No. 45 (“FIN No. 45”), Guarantor’s Accounting and Disclosure Requirements. FIN No. 45 expands required disclosures for certain types of guarantees for the period ended December 31, 2002 and requires recognition of a liability at fair value for guarantees granted after December 31, 2002. We have provided required disclosures with respect to guarantees in Notes 11 and 12 to the December 31, 2002 Consolidated Financial Statements.

Environmental Matters

Various environmental laws and regulations impose substantial requirements upon our operations. Our policy is to be in compliance with such laws and regulations, which include, among others, the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) as amended, the Resource Conservation and Recovery Act (“RCRA”) and the Clean Air Act Amendments. We do not specifically track all recurring costs associated with managing hazardous substances and pollution in ongoing operations. Such costs are included in cost of sales. We also make capital expenditures to comply with environmental regulations. Such capital expenditures totaled approximately $14 million, $16 million and $6 million for 2002, 2001 and 2000, respectively. Capital expenditures increased in 2002 and 2001 as a result of new emission reduction rules, discussed below, and we currently estimate 2003 expenditures at approximately $30 million, prior to including any expenditures for proposed revisions to emission control standards for highly reactive, volatile organic compounds (“HRVOC”). We are still completing our assessment of the impact of the proposed HRVOC emission standards.

The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency (“EPA”). Emission reduction controls for nitrogen oxides (“NOx”) must be installed at each of our six plants located in the Houston/Galveston region during the next several years. Recently adopted revisions by the regulatory agencies changed the required NOx reduction levels from 90% to 80%. Compliance with the previously proposed 90% reduction standards would have resulted in increased capital investment, estimated at between $200 million and $260 million, before the 2007 deadline, as well as higher annual operating costs for us. Under the revised 80% standard, we estimate that capital expenditures would decrease to between $165 million and $200 million, of which $29 million had been incurred as of March 31, 2003. However, the savings from this revision could be offset by the costs of stricter proposed controls over HRVOCs. We are still assessing the impact of the proposed HRVOC regulations and there can be no guarantee as to the ultimate cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline. The timing and amount of these expenditures are also subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals.

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain federal and state governmental initiatives in the U.S. have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. Our MTBE sales represented approximately 3% of our total 2002 revenues. The U.S. House of Representatives and the U.S. Senate each passed versions of an omnibus energy bill during 2001 and 2002, respectively. The Senate version of the energy bill would have resulted in a ban on the use of MTBE. The two energy bills were not reconciled during the conference process and an omnibus energy bill was not passed during 2002.

Both the U.S. House of Representatives and the U.S. Senate are pursuing an energy bill during the 2003/2004 legislative cycle. Fuel content, including MTBE use, is a subject of legislative debate. Factors considered in this debate include renewable fuel usage, the impact on gasoline price and supply and the potential for degradation of air and water quality.

At the state level, a number of states have legislated future MTBE bans. Of these, a number are mid-West states that use ethanol as the oxygenate of choice. Bans in these states should not have an impact on MTBE demand. However, Connecticut, California and New York have bans of MTBE in place effective October 1, 2003, January 1, 2004, and January 1, 2004, respectively. We estimate that California represents 34% of the U.S. MTBE industry demand and 20% of the worldwide MTBE industry demand, while Connecticut and New York combined represent 12% of the U.S. MTBE industry demand and 7% of the worldwide MTBE industry demand.

At this time, we cannot predict the impact that these initiatives will have on MTBE margins or volumes during 2003. However, several major oil companies have announced plans, beginning in 2003, to discontinue the use of MTBE in gasoline produced for California markets. We estimate that the California-market MTBE volumes of these companies account for an estimated 18% of U.S. MTBE industry demand and 10% of worldwide MTBE industry demand. We intend to continue marketing MTBE in the U.S. However, should it become necessary or desirable to reduce MTBE production, we would need to convert raw materials used in MTBE to production of other products. It may be desirable to make capital expenditures to add the flexibility to produce alternative gasoline blending components. The profit margins on these alternatives are likely to be lower than those historically realized on MTBE.

Our accrued liability for environmental remediation as of March 31, 2003 was $1 million and related to the Port Arthur facility, which was permanently shut down on February 28, 2001. In the opinion of management, there is currently no material estimable range of loss in excess of the liability recorded for environmental matters.

DISCLOSURE OF MARKET AND REGULATORY RISK

Commodity Price Risk

A substantial portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with changes in the business cycle. We try to protect against such instability through various business strategies. These include increasing the olefins plants’ raw material flexibility, entering into multi-year processing and sales agreements, and forward integration into olefins derivatives products whose pricing is more stable.

We have, from time to time, entered into over-the-counter derivatives, primarily price swap contracts, related to crude oil to help manage our exposure to commodity price risk with respect to crude oil-related raw material purchases. As of December 31, 2002 and 2001, there were no outstanding over-the-counter derivatives. Our exposure has not changed materially in the quarter ended March 31, 2003.

Interest Rate Risk

Our interest rate risk at December 31, 2002 is limited to the $296 million outstanding balance of our variable-rate term loan due 2007 and any borrowing under the revolving credit facility, which was undrawn at December 31, 2002. The associated interest rate risk is not material. Sensitivity analysis was used for purposes of this analysis. Our exposure has not changed materially in the quarter ended March 31, 2003.

Regulatory Risk

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as MTBE, in gasoline sold in areas not meeting specified air quality standards. However, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern about the use of MTBE. Certain federal and state governmental initiatives in the U.S. have sought either to rescind the oxygen requirement for reformulated gasoline or to restrict or ban the use of MTBE. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters.”

New air pollution standards promulgated by federal and state regulatory agencies in the U.S., including those specifically targeting the eight-county Houston/Galveston region, will affect a substantial portion of our operating facilities. Compliance with these standards will result in increased capital investment during the next several years and higher annual operating costs for us. Recently adopted revisions by the regulatory agencies would change the required nitrogen oxides, or NOx, reduction levels from 90% to 80%. However, any potential resulting savings from this proposed revision could be offset by the costs of stricter proposed controls over HRVOCs. We are still assessing the impact of these proposed regulations and there can be no guarantee as to the ultimate capital cost of implementing any final plan developed to ensure ozone attainment by the 2007 deadline. See “Clean Air Act” section of Note 8 to the March 31, 2003 Consolidated Financial Statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters.”

ABOUT EQUISTAR CHEMICALS, LP

Overview

We are one of the world’s largest producers of basic chemicals, with total 2002 revenues of $5.5 billion and assets of $5.1 billion at the end of 2002. We are North America’s second largest producer of ethylene, the world’s most widely used petrochemical. We also are the third largest producer of polyethylene in North America.

Our petrochemicals segment manufactures and markets olefins, oxygenated products, aromatics and specialty products. Our olefins products are primarily ethylene, propylene and butadiene. Olefins and their co-products are basic building blocks used to create a wide variety of products. Our oxygenated products include ethylene oxide (“EO”) and its derivatives, ethylene glycol (“EG”), ethanol, and MTBE. Oxygenated products have uses ranging from paint to cleaners to polyester fibers to gasoline additives. Our aromatics are benzene and toluene.

Our polymers segment manufactures and markets polyolefins, including high-density polyethylene, low-density polyethylene, linear low-density polyethylene, polypropylene and performance polymers. Polyethylene is used to produce packaging film, trash bags and lightweight high-strength plastic bottles for milk, juices, shampoos and detergents. Polypropylene is used in a variety of products including plastic caps and other closures, rigid packaging, automotive components, and carpet facing and backing. Our performance polymers include enhanced grades of polyethylene such as wire and cable insulating resins and polymeric powders. For additional segment information, see Note 16 of Notes to the December 31, 2002 Consolidated Financial Statements.

We were formed in October 1997 as a Delaware limited partnership. We began operations in December 1997 when Lyondell contributed substantially all of the assets of its petrochemicals and polymers business segments to us and Millennium contributed substantially all of the assets of Millennium Petrochemicals’ ethylene, polyethylene and related products, performance polymers and ethanol businesses to us. In May 1998, Lyondell, Millennium, Equistar and Occidental consummated a series of transactions to expand Equistar through the addition of Occidental’s petrochemical assets. From May 1998 to August 2002, our owners were subsidiaries of Lyondell, Millennium and Occidental, with Lyondell owning a 41% interest in us, and each of Millennium and Occidental owning a 29.5% interest in us. On August 22, 2002, Lyondell purchased Occidental’s 29.5% interest in us. Lyondell financed its purchase of Occidental’s interest in us by selling the following to a subsidiary of Occidental: (1) 34 million shares of newly issued Lyondell Series B common stock, (2) five-year warrants to acquire five million shares of Lyondell original common stock and (3) a right to receive contingent payments based on our cash distributions related to 2002 and 2003. As a result of these transactions, Lyondell owns a 70.5% interest in us, and Millennium owns the remaining 29.5% interest in us.

Petrochemicals Segment

Overview

Petrochemicals are fundamental to many segments of the economy, including the production of consumer products, housing and automotive components and other durable and nondurable goods. We produce a variety of petrochemicals, including olefins, oxygenated products, aromatics and specialty products, at eleven facilities located in five states. Olefins include ethylene, propylene and butadiene. Oxygenated products include EO and derivatives, EG, ethanol, and MTBE. Aromatics produced are benzene and toluene. Our petrochemical products are used to manufacture polymers and intermediate chemicals, which are used in a variety of consumer and industrial products. Ethylene is the most significant petrochemical in terms of worldwide production volume and is the key building block for polyethylene and a large number of other chemicals, plastics and synthetics.

Our Chocolate Bayou, Corpus Christi and two Channelview, Texas olefins plants use petroleum liquids, including naphtha, condensates and gas oils, to produce ethylene. The use of petroleum liquids results in the production of a significant amount of co-products such as propylene, butadiene, benzene and toluene, and specialty products, such as dicyclopentadiene (“DCPD”), isoprene, resin oil and piperylenes. Based upon independent third-party surveys, management believes that our Channelview facility is one of the lowest cash production cost olefins facilities in the United States. Our Morris, Illinois; Clinton, Iowa; Lake Charles, Louisiana; and the LaPorte (Deer Park), Texas plants are designed to consume primarily NGLs, including ethane, propane and butane, to produce ethylene with some co-products such as propylene. The Corpus Christi and Channelview plants also may consume NGL’s to produce ethylene, depending upon the relative economic advantage of the alternative raw materials. A comprehensive pipeline system connects the Gulf Coast plants with major olefins customers. Raw materials are sourced both internationally and domestically and are shipped via vessel and pipeline. Our Lake Charles, Louisiana facility has been idled since the first quarter of 2001. Olefins accounted for approximately 59% of our total revenues in 2002, 60% in 2001 and 63% in 2000.

We produce EO and its primary derivative, EG, at facilities located in Bayport (Pasadena), Texas and through a 50/50 joint venture with DuPont in Beaumont, Texas. The Bayport facility also produces other derivatives of EO, principally ethers and ethanolamines. EG is used in antifreeze, polyester fibers, resins and films. EO and its derivatives are used in many consumer and industrial end uses, such as detergents and surfactants, brake fluids and polyurethane seating and bedding foams.

We produce synthetic ethanol at our Tuscola, Illinois plant by a direct hydration process that combines water and ethylene. We also own and operate a facility in Newark, New Jersey for denaturing ethanol by the addition of certain chemicals. In addition, we produce small volumes of diethyl ether, a by-product of our ethanol production, at our Tuscola facility. These ethanol products are ingredients in various consumer and industrial products as described more fully in the table below. In March 2002, we permanently shut down our Anaheim, California ethanol denaturing facility.

The following table outlines our primary petrochemical products, annual processing capacity as of January 1, 2003, and the primary uses for such products. Unless otherwise specified, annual processing capacity was calculated by estimating the number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design raw material mix. Because the processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the capacities set forth below.

Product	Annual Capacity	Primary Use

OLEFINS:

Ethylene	11.6 billion pounds (a)	Ethylene is used as a raw material to manufacture polyethylene, EO, ethanol, ethylene dichloride and ethylbenzene.

Propylene	5 billion pounds (a) (b)	Propylene is used to produce polypropylene, acrylonitrile and propylene oxide.

Butadiene	1.2 billion pounds	Butadiene is used to manufacture styrene-butadiene rubber and polybutadiene rubber, which are used in the manufacture of tires, hoses, gaskets and other rubber products. Butadiene is also used in the production of paints, adhesives, nylon clothing, carpets and engineered plastics.
OXYGENATED PRODUCTS:

Ethylene Oxide (EO)	1.1 billion pounds ethylene oxide equivalents, 400 million pounds as pure ethylene oxide	EO is used to produce surfactants, industrial cleaners, cosmetics, emulsifiers, paint, heat transfer fluids and ethylene glycol.

Ethylene Glycol (EG)	1 billion pounds	EG is used to produce polyester fibers and film, polyethylene terephthalate (“PET”) resin, heat transfer fluids and automobile antifreeze.

Ethylene Oxide Derivatives	225 million pounds	EO derivatives are used to produce paint and coatings, polishes, solvents and chemical intermediates.

Ethanol	50 million gallons	Ethanol is used in the production of solvents as well as household, medicinal and personal care products.

MTBE	284 million gallons (18,500 barrels/day)(c)	MTBE is a gasoline component for reducing emissions in reformulated gasoline and enhancing octane value.
AROMATICS:

Benzene	310 million gallons	Benzene is used to produce styrene, phenol and cyclohexane. These products are used in the production of nylon, plastics, rubber and polystyrene. Polystyrene is used in insulation, packaging and drink cups.

Toluene	66 million gallons	Toluene is used as an octane enhancer in gasoline, as a chemical feedstock for benzene and/or paraxylene production, and a core ingredient in toluene diisocyanate, a compound used in urethane production.
SPECIALTY PRODUCTS:

Dicyclopentadiene (DCPD)	130 million pounds	DCPD is a component of inks, adhesives and polyester resins for molded parts such as tub and shower stalls and boat hulls.

Isoprene	145 million pounds	Isoprene is a component of premium tires, adhesive sealants and other rubber products.

Resin Oil	150 million pounds	Resin oil is used in the production of hot-melt-adhesives, inks, sealants, paints and varnishes.

Piperylenes	100 million pounds	Piperylenes are used in the production of adhesives, inks and sealants.

Alkylate	337 million gallons (d)	Alkylate is a premium gasoline blending component used by refiners to meet Clean Air Act standards for reformulated gasoline.

Diethyl Ether	5 million gallons	Diethyl ether is used in laboratory reagents, gasoline and diesel engine starting fluid, liniments, analgesics and smokeless gunpowder.

(a)	Includes 850 million pounds/year of ethylene capacity and 200 million pounds/year of propylene capacity at our Lake Charles, Louisiana facility. Our Lake Charles facility has been idled since the first quarter of 2001.

(b)	Does not include refinery-grade material or production from the product flexibility unit at our Channelview facility, which can convert ethylene and other light petrochemicals into propylene. This facility has an annual processing capacity of one billion pounds per year of propylene.

(c)	Includes up to 44 million gallons/year of capacity processed by us for LYONDELL-CITGO Refining LP (“LCR,” a joint venture of which Lyondell owns a 58.75% interest) and returned to LCR.

(d)	Includes up to 172 million gallons/year of capacity processed by us for LCR and returned to LCR.

Raw Materials

The raw materials cost for olefins production is the largest component of total cost for the petrochemicals business. Olefins plants with the flexibility to consume a wide range of raw materials historically have had lower variable costs than olefins plants that are restricted in their raw material processing capability to NGLs. The primary raw materials used in the production of olefins are petroleum liquids (also referred to as “heavy raw materials”) and NGLs (also referred to as “light raw materials”). Petroleum liquids generally are delivered by ship or barge. NGLs are delivered to our facilities primarily via pipeline. Petroleum liquids have had a historical cost advantage over NGLs such as ethane and propane, assuming the co-products were recovered and sold. For example, facilities using petroleum liquids historically have generated approximately four cents additional variable margin on average per pound of ethylene produced compared to using ethane. This margin advantage is based on an average of historical data over a period of years and is subject to short-term fluctuations, which can be significant. During the second half of 2001 and in 2002, the advantage has been significantly less than the historical average. We have the capability to realize this margin advantage due to our ability to process petroleum liquids at our Channelview, Corpus Christi and Chocolate Bayou, Texas facilities.

Our Channelview facility is particularly flexible because it can process 100% petroleum liquids or up to 80% NGLs. Our Corpus Christi plant can process up to 70% petroleum liquids or up to 70% NGLs. Our Chocolate Bayou facility processes 100% petroleum liquids. Our LaPorte facility can process natural gasoline and NGLs, including heavier NGLs such as butane. Our three other olefins facilities process only NGLs.

As described above, we believe that our raw material flexibility is a key advantage in the production of olefins. As a result, although the majority of our petroleum liquids requirements are purchased via contractual arrangements from a variety of domestic and international sources, we also purchase petroleum liquids on the spot market from domestic and international sources in order to maintain our raw material flexibility and to take advantage of raw material pricing opportunities. Similarly, we purchase a majority of our NGLs requirements via contractual arrangements from a variety of sources, but also purchase NGLs on the spot market. We also obtain a portion of our petroleum liquids requirements from LCR at market-related prices. We purchase all of our methanol requirements from Lyondell and its subsidiaries at a mix of cost-based and market-based prices. Also, we purchase large amounts of natural gas to be used as energy for consumption in our business via market-based contractual arrangements with a variety of sources.

Our raw materials are, in general, commodity chemicals with numerous suppliers and ready availability at competitive prices. Historically, raw material availability has not been an issue for our petrochemicals business segment. For additional discussion regarding the effects of raw material pricing on recent operating performance, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Marketing and Sales

Ethylene produced by our Clinton and Morris facilities generally is consumed as a raw material by the polymers operations at those sites, or is transferred to Tuscola from Morris by pipeline for the production of ethanol. Ethylene produced by our LaPorte facility is consumed as a raw material by our polymers operations and Millennium’s vinyl acetate operations in LaPorte and also is distributed by pipeline for other internal uses and to third parties. Ethylene and propylene produced at the Channelview, Chocolate Bayou, Corpus Christi and Lake Charles olefins plants are generally distributed by pipeline or via exchange agreements to our Gulf Coast polymer and EO and EG facilities as well as to our affiliates and third parties. Our Lake Charles facility has been idled since the first quarter of 2001. For the year ended December 31, 2002, approximately 93% of our ethylene production, based on sales dollars, was consumed by our polymers or oxygenated products businesses or sold to our owners and their affiliates at market-related prices.

With respect to sales to unaffiliated parties, we sell a majority of our olefins products to customers with whom we have had long-standing relationships. These sales generally are made under written agreements that typically provide for monthly negotiation of price; customer purchases of a specified minimum quantity; and three- to six-year terms with automatic one- or two-year term extension provisions. Some contracts may be terminated early if deliveries have been suspended for several months. No single customer accounted for 10% or more of our total revenues in 2002.

EO and EG typically are sold under three- to five-year contracts, with monthly pricing based on current market conditions. Lyondell provides sales services for us outside of North America for EO derivatives. Glycol ethers are sold primarily into the solvent and distributor markets at current market prices, as are ethanolamines and brake fluids. Ethanol and ethers primarily are sold under one-year contracts at market prices.

We license MTBE technology under a license from a subsidiary of Lyondell and sell a significant portion of MTBE produced at one of our two Channelview units to Lyondell at market-related prices. The production from the second unit is processed by us and returned to LCR for gasoline blending. MTBE produced at Chocolate Bayou is sold at market-related prices to Lyondell for resale.

We sell most of our aromatics production under contracts that have initial terms ranging from one to three years and that typically contain automatic one-year term extension provisions. These contracts generally provide for monthly price adjustments based upon current market prices. Benzene produced by LCR is sold directly to us at market-related prices. We serve as LCR’s sole agent to market toluene produced by LCR.

We at times purchase ethylene, propylene, benzene and butadiene for resale, when necessary, to satisfy customer demand for these products above production levels. Volumes of ethylene, propylene, benzene and butadiene purchases made for resale can vary significantly from period to period. However, purchased volumes have not historically had a significant impact on profitability.

Most of the ethylene and propylene production of the Channelview, Chocolate Bayou, Corpus Christi and Lake Charles facilities is shipped via a 1,430-mile pipeline system which has connections to numerous Gulf Coast ethylene and propylene consumers. This pipeline system, some of which is owned and some of which is leased by us, extends from Corpus Christi to Mont Belvieu to Port Arthur, Texas as well as around the Lake Charles, Louisiana area. In addition, exchange agreements with other olefins producers allow access to customers who are not directly connected to our pipeline system. Some ethylene is shipped by railcar from Clinton, Iowa to Morris, Illinois. A pipeline owned and operated by a third party is used to transport ethylene from Morris, Illinois to Tuscola, Illinois. Some propylene is shipped by ocean-going vessel. Ethylene oxide is shipped by railcar, and its derivatives are shipped by railcar, truck, isotank or ocean-going vessel. Butadiene, aromatics and other petrochemicals are distributed by pipeline, railcar, truck, barge or ocean-going vessel.

We have recently entered into a long-term propylene supply arrangement with a subsidiary of Sunoco. Beginning April 1, 2003, we will supply 700 million pounds of propylene annually to Sunoco for a period of 15 years, and a majority of the propylene to be supplied will be provided under a cost-based formula. This supply arrangement replaces a previous contract under which we supplied 400 million pounds of propylene annually to Sunoco.

Competition and Industry Conditions

The bases for competition in our petrochemicals products are price, product quality, product deliverability and customer service. We compete with other large domestic producers of petrochemicals, including BP p.l.c. (“BP”), Chevron Phillips Chemical Company LP (“Chevron Phillips”), The Dow Chemical Company (“Dow”), Exxon Mobil Corporation (“ExxonMobil”), Huntsman Chemical Company, NOVA Chemicals Corporation (“NOVA Chemicals”) and Shell Chemical Company (“Shell”). Industry consolidation, including the combinations of British Petroleum and Amoco, Exxon and Mobil, and Dow and Union Carbide Corporation and the formation of Chevron Phillips, has brought North American production capacity under control of fewer, although larger and stronger, competitors.

Our combined rated ethylene capacity at January 1, 2003 was approximately 11.6 billion pounds of ethylene per year, or approximately 15% of total North American production capacity. Based on published rated production capacities, we believe we are the second largest producer of ethylene in North America. North American ethylene rated capacity at January 1, 2003 was approximately 79 billion pounds per year. Approximately 78% of the total ethylene production capacity in North America is located along the Gulf Coast.

Petrochemicals profitability is affected by raw materials costs and the level of demand for petrochemicals and derivatives, along with vigorous price competition among producers which may intensify due to, among other things, the addition of new capacity. Ethylene markets continue to be affected by excess capacity as a result of recent capacity additions, which have not yet been absorbed by demand growth. In general, demand is a function of economic growth in the United States and elsewhere in the world, which fluctuates. It is not possible to predict accurately the changes in raw material costs, market conditions and other factors that will affect petrochemical industry margins in the future. The petrochemicals industry historically has experienced significant volatility in profitability due to fluctuations in capacity utilization.

Our other major commodity chemical products also experience cyclical market conditions similar to, although not necessarily coincident with, those of olefins.

Polymers Segment

Overview

Through facilities located at nine plant sites in four states, our polymers segment manufactures a wide variety of polyolefins, including polyethylene, polypropylene and various performance polymers. Polyolefins are used in a variety of consumer and industrial products, including packaging film, trash bags, automotive parts, plastic bottles and caps and compounds for wire and cable insulation.

We manufacture polyethylene using a variety of technologies at five facilities in Texas and at our Morris, Illinois and Clinton, Iowa facilities. The Morris and Clinton facilities enjoy a freight cost advantage over Gulf Coast producers in delivering products to customers in the U.S. Midwest and on the East Coast of the United States. Polyethylene accounted for approximately 27% of our total revenues in 2002, 27% in 2001 and 26% in 2000.

We produce performance polymer products, which include enhanced grades of polyethylene and polypropylene, at several of our polymers facilities. We believe that, over a business cycle, average selling prices and profit margins for performance polymers tend to be higher than average selling prices and profit margins for higher-volume commodity polyethylenes. We also produce wire and cable insulating resins and compounds at LaPorte, Texas; and Morris, Illinois, and wire and cable insulating compounds at Fairport Harbor, Ohio; and Tuscola, Illinois. Wire and cable insulating resins and compounds are used to insulate copper and fiber optic wiring in power, telecommunication, computer and automobile applications. In August 2002, we permanently shutdown our Peachtree City, Georgia wire and cable insulating compounds facility. Our Morris, Illinois facility manufactures polypropylene using propylene produced as a co-product of our ethylene production as well as propylene purchased from unaffiliated parties. Polypropylene is sold for various applications in the automotive, housewares and appliance industries. On March 31, 2003, we sold our Bayport polypropylene manufacturing unit in Pasadena, Texas to a subsidiary of Sunoco.

The following table outlines our polymers and performance polymers products, annual processing capacity at January 1, 2003, and the primary uses for such products. Unless otherwise specified, annual processing capacity was calculated by estimating the number of days in a typical year that a production unit of a plant is expected to operate, after allowing for downtime for regular maintenance, and multiplying that number by an amount equal to the unit’s optimal daily output based on the design raw material mix. Because the processing capacity of a production unit is an estimated amount, actual production volumes may be more or less than the capacities set forth below.

Product	Annual Capacity	Primary Uses
POLYETHYLENE:
High density polyethylene (HDPE)	3.1 billion pounds	HDPE is used to manufacture grocery, merchandise and trash bags; food containers for items from frozen desserts to margarine; plastic caps and closures; liners for boxes of cereal and crackers; plastic drink cups and toys; dairy crates; bread trays; pails for items from paint to fresh fruits and vegetables; safety equipment such as hard hats; house wrap for insulation; bottles for household and industrial chemicals and motor oil; milk, water, and juice bottles; and large (rotomolded) tanks for storing liquids such as agricultural and lawn care chemicals.

Low density polyethylene (LDPE)	1.5 billion pounds	LDPE is used to manufacture food packaging films; plastic bottles for packaging food and personal care items; dry cleaning bags; ice bags; pallet shrink wrap; heavy-duty bags for mulch and potting soil; boil-in-bag bags; coatings on flexible packaging products; and coatings on paper board such as milk cartons. Ethylene vinyl acetate is a specialized form of LDPE used in foamed sheets, bag-in-box bags, vacuum cleaner hoses, medical tubing, clear sheet protectors and flexible binders.

Linear low density polyethylene (LLDPE)	1.1 billion pounds	LLDPE is used to manufacture garbage and lawn-leaf bags; industrial can liners; housewares; lids for coffee cans and margarine tubs, dishpans, home plastic storage containers, kitchen trash containers; large (rotomolded) toys like outdoor gym sets; drip irrigation tubing; protective coating for telephone wires, and film; shrink wrap for multi-packaging canned food, bag-in-box bags, produce bags, and pallet stretch wrap.

POLYPROPYLENE:

Polypropylene	280 million pounds (a)	Polypropylene is used to manufacture fibers for carpets, rugs and upholstery; housewares; automotive battery cases; automotive fascia, running boards and bumpers; grid-type flooring for sports facilities; fishing tackle boxes; and bottle caps and closures.

PERFORMANCE POLYMERS:

Wire and Cable Insulating Resins and Compounds	(b)	Wire and cable insulating resins and compounds are used to insulate copper and fiber optic wiring in power, telecommunication, computer and automobile applications.

Polymeric Powders	(b)	Polymeric powders are component products in structural and bulk molding compounds, parting agents and filters for appliance, automotive and plastics processing industries.

Polymers for Adhesives, Sealants and Coatings	(b)	Polymers are components in hot-melt-adhesive formulations for case, carton and beverage package sealing, glue sticks, automotive sealants, carpet backing and adhesive labels.

Reactive Polyolefins	(b)	Reactive polyolefins are functionalized polymers used to bond non-polar and polar substrates in barrier food packaging, wire and cable insulation and jacketing, automotive gas tanks and metal coating applications.

(a)	Adjusted to reflect the sale on March 31, 2003 of the Bayport polypropylene manufacturing unit, which had 400 million pounds/year of polypropylene capacity.

(b)	These are enhanced grades of polyethylene and are included in the capacity figures for HDPE, LDPE and LLDPE above, as appropriate.

Raw Materials

The primary raw materials for our polymers segment are ethylene and propylene. With the exception of the Chocolate Bayou polyethylene plant, our polyethylene and polypropylene production facilities can receive their ethylene and propylene directly from our petrochemical facilities via our olefins pipeline system, by third-party pipelines or from on-site production. Most of the raw materials consumed by our polymers segment are produced internally by our petrochemicals segment. The polyethylene plants at Chocolate Bayou, LaPorte and Bayport, Texas are connected by pipeline to third parties and can receive ethylene via exchanges or purchases. The polypropylene facility at Morris, Illinois also receives propylene from third parties. On March 31, 2003, we sold our Bayport polypropylene manufacturing unit to Sunoco.

Our raw materials are, in general, commodity chemicals with numerous bulk suppliers and ready availability at competitive prices. Historically, raw material availability has not been an issue for our polymers business segment. For additional discussion regarding the effects of raw material pricing on recent operating results, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Marketing and Sales

Our polymers products are primarily sold to an extensive base of established customers. Approximately 45% of our polymers products volumes are sold to customers under term contracts, typically having a duration of one to three years. The remainder generally is sold without contractual term commitments. In either case, in most of the continuous supply relationships, prices are subject to change upon mutual agreement between us and the customer. No single customer accounted for 10% or more of our total revenues in 2002.

Polymers are primarily distributed via railcar. We own or lease, pursuant to long-term lease arrangements, approximately 7,500 railcars for use in our polymers business. We sell the vast majority of our polymers products in the United States and Canada, and such sales primarily are through our own sales organization. We generally engage sales agents to market our polymers in the rest of the world.

Competition and Industry Conditions

The bases for competition in our polymers products are price, product performance, product quality, product deliverability and customer service. We compete with other large producers of polymers, including BP Solvay Polyethylene, Chevron Phillips, Dow, Eastman Chemical Company, ExxonMobil, Formosa Plastics, Huntsman Chemical Company, NOVA Chemicals, TotalFinaElf and Westlake Polymers. Industry consolidation, including the combinations of British Petroleum and Amoco, Exxon and Mobil, and Dow and Union Carbide Corporation, the formation of Chevron Phillips, and the polymers business combinations between BP and Solvay, has brought North American production capacity under control of fewer, although larger and stronger, competitors.

Based on published rated industry capacities, we are the third largest producer of polyethylene in North America. We also believe that we are a leading domestic producer of polyolefins powders, wire and cable insulating resins and compounds, and polymers for adhesives. The combined rated capacity of our polyethylene units as of January 1, 2003 was approximately 5.7 billion pounds per year, or approximately 13% of total industry capacity in North America. There are 15 other North American producers of polyethylene, including BP Solvay Polyethylene, Chevron Phillips, Dow, ExxonMobil and NOVA Chemicals. On March 31, 2003, we sold our Bayport polypropylene manufacturing unit to a subsidiary of Sunoco.

Polymers profitability is affected by raw material costs and the worldwide level of demand for polymers, along with vigorous price competition among producers which may intensify due to, among other things, the addition of new capacity. In general, demand is a function of economic growth in the United States and elsewhere in the world, which fluctuates. It is not possible to predict accurately the changes in raw material costs, market conditions and other factors, which will affect polymers industry margins in the future.

Properties Owned or Leased by Us

Our principal manufacturing facilities and principal products as of March 31, 2003 are set forth below. All of these facilities are wholly owned by us unless otherwise noted.

Location	Principal Products
Beaumont, Texas (a)*	EG
Channelview, Texas (b)*	Ethylene, Propylene, Butadiene, Benzene, Toluene, DCPD, Isoprene, Resin Oil, Piperylenes, Alkylate and MTBE
Corpus Christi, Texas*	Ethylene, Propylene, Butadiene and Benzene
Chocolate Bayou, Texas (c)*	HDPE
Chocolate Bayou, Texas (c) (d)*	Ethylene, Propylene, Butadiene, Benzene, Toluene, DCPD, Isoprene, Resin Oil and MTBE
LaPorte (Deer Park), Texas*	Ethylene, Propylene, LDPE, LLDPE, Wire and Cable Insulating Resins and Polymers for Adhesives, Sealants and Coatings
Matagorda, Texas*	HDPE
Bayport (Pasadena), Texas*	EO, EG and Other EO Derivatives
Bayport (Pasadena), Texas (e)*	LDPE
Victoria, Texas (d)*	HDPE
Lake Charles, Louisiana (f)*	Ethylene and Propylene
Morris, Illinois*	Ethylene, Propylene, LDPE, LLDPE and Polypropylene
Tuscola, Illinois*	Ethanol, Diethyl Ether, Wire and Cable Insulating Compounds and Polymeric Powders
Clinton, Iowa*	Ethylene, Propylene, LDPE, HDPE and Reactive Polyolefins
Fairport Harbor, Ohio (g)	Wire and Cable Insulating Compounds
Newark, New Jersey	Denatured Alcohol

*	As of January 1, 2003, facilities which received the OSHA Star Certification, which is the highest safety designation issued by the U.S. Department of Labor.

(a)	The Beaumont facility is owned by PD Glycol, a partnership owned 50% by us and 50% by DuPont.

(b)	The Channelview facility has two ethylene processing units. LMC owns a methanol plant located within the Channelview facility on property LMC leases from us. A third party owns and operates a facility on land leased from us that is used to purify hydrogen from LMC’s methanol plant. We also operate a styrene maleic anhydride unit and a polybutadiene unit, which are owned by a third party and are located on property leased from us within the Channelview facility.

(c)	Millennium and Occidental each contributed a facility located in Chocolate Bayou. These facilities are not on contiguous property.

(d)	The land is leased, and the facility is owned.

(e)	This facility is operated for us by Sunoco.

(f)	The Lake Charles facility has been idled since the first quarter of 2001. The facilities and land are leased from an affiliate of Occidental under a lease that expires in May 2005.

(g)	The building and land are leased.

In March 2002, we permanently shut down our Anaheim, California ethanol denaturing facility. In August 2002, we permanently shut down our Peachtree City, Georgia wire and cable insulating compounds facility.

We own a storage facility, a tract of land with four brine ponds and a tract of vacant land in Mont Belvieu, Texas, located approximately 15 miles east of the Channelview facility. Storage capacity for up to approximately 13 million barrels of NGLs, ethylene, propylene and other hydrocarbons is provided in caverns within the salt dome at the Mont Belvieu facility. There are an additional 3 million barrels of ethylene and propylene storage and four brine ponds operated by us on leased property in Markham, Texas.

We use an extensive olefins pipeline system, some of which we own and some of which we lease, extending from Corpus Christi to Mont Belvieu to Port Arthur and around the Lake Charles area. We own other pipelines in connection with our Chocolate Bayou, Matagorda, Victoria, Corpus Christi and the LaPorte facilities. We use a pipeline owned and operated by an unaffiliated party to transport ethylene from our Morris facility to our Tuscola facility.

We own and lease several pipelines connecting the Channelview facility, the LCR refinery and the Mont Belvieu storage facility. These pipelines are used to transport feedstocks, butylenes, hydrogen, butane, MTBE and unfinished gasolines. We also own a barge docking facility near the Channelview facility capable of berthing eight barges and related terminal equipment for loading and unloading raw materials and products. We own or lease pursuant to long-term lease arrangements approximately 8,900 railcars for use in our petrochemicals and polymers businesses.

Lyondell provides office space to us for our executive offices and headquarters in downtown Houston, Texas as part of a shared services arrangement. See “Related Party Transactions—Services and Shared-Site Agreements with Lyondell and Affiliates of Millennium and Occidental.” In addition, we own facilities which house the Morris, Cincinnati and Chocolate Bayou research operations. We also lease sales facilities and lease storage facilities, primarily in the Gulf Coast area, from various parties for the handling of products.

Employee Relations

As of April 1, 2003, we employed approximately 3,300 full-time employees. In addition to our own employees, we use the services of Lyondell employees pursuant to a Shared Services Agreement and also use the services of independent contractors in the routine conduct of our business. Approximately 5% of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good. See “Related Party Transactions—Services and Shared-Site Agreements with Lyondell and Affiliates of Millennium and Occidental.”

Research and Technology; Patents and Trademarks

We conduct research and development principally at our Cincinnati, Ohio technical center, with additional facilities located in Morris, Illinois and Chocolate Bayou, Texas. Our research and development expenditures were $38 million for 2002, $39 million for 2001 and $38 million for 2000, all of which were expensed as incurred.

We maintain a growing patent portfolio that is continuously supplemented by new patent applications related to our petrochemicals and polymers businesses. As of March 31, 2003, we owned 206 United States patents and 358 worldwide patents. We have numerous trademarks and trademark registrations in the United States and other countries, including the Equistar logo. We do not regard our business as being materially dependent upon any single patent or trademark.

Legal Proceedings

On January 19, 2001, Equistar and LCR, individually, and Lyondell, individually and as part of the BCCA Appeal Group (a group of industry participants), filed a lawsuit against the TCEQ in State District Court in Travis County, Texas to encourage the adoption of the plaintiffs’ alternative plan to achieve the same air quality improvement as the TCEQ plan, with less negative economic impact on the region. In June 2001, the parties entered into a consent order with respect to the lawsuit. Pursuant to the consent order, the TCEQ agreed to review, by June 2002, the scientific data for ozone formation in the Houston/Galveston region. In October 2001, the EPA approved the original TCEQ plan, and the BCCA Appeal Group filed a timely petition for judicial review of that action in the United States Fifth Circuit Court of Appeals in January 2002. In December 2002, the TCEQ adopted revised NOx and HRVOC rules in response to this litigation. For a discussion of the impact of these rules, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Environmental Matters.” On March 5, 2003, the plaintiffs’ filed a voluntary dismissal of the case brought in State District Court in Travis County, Texas. The petition for judicial review filed in January 2002 regarding the EPA approval of the original December 2000 TCEQ plan (the 90% reduction requirement) remains active before the United States Fifth Circuit Court of Appeals.

In addition, we are, from time to time, a defendant in lawsuits, some of which are not covered by insurance. Many of these suits make no specific claim for relief. Although final determination of legal liability and the resulting financial impact with respect to any such litigation cannot be ascertained with any degree of certainty, we do not believe that any ultimate uninsured liability resulting from the legal proceedings in which we currently are involved (directly or indirectly) will individually, or in the aggregate, have a material adverse effect on our business or financial condition.

From time to time we receive notices from federal, state or local governmental entities of alleged violations of environmental laws and regulations pertaining to, among other things, the disposal, emission and storage of chemical and petroleum substances, including hazardous wastes. Although we have not been the subject of significant penalties to date, such alleged violations may become the subject of enforcement actions or other legal proceedings and may (individually or in the aggregate) involve monetary sanctions of $100,000 or more (exclusive of interest and costs).

In April 1997, the Illinois Attorney General’s Office filed a complaint in Grundy County, Illinois Circuit Court seeking monetary sanctions for releases into the environment at Millennium’s Morris, Illinois plant in alleged violation of state regulations. The Morris, Illinois plant was contributed to us on December 1, 1997 in connection with our formation. We now believe that a civil penalty in excess of $100,000 could result, without giving effect to contribution or indemnification obligations of others. We do not believe that the ultimate resolution of this complaint will have a material adverse effect on our business or financial condition.

Lyondell, Millennium Petrochemicals and Occidental and certain of its subsidiaries have each agreed to provide certain indemnifications to us with respect to the petrochemicals and polymers businesses they each contributed. In addition, we have agreed to assume third party claims that are related to certain contingent liabilities arising prior to the contribution transactions. Lyondell, Millennium Petrochemicals and Occidental each remain liable under these indemnification arrangements to the same extent following Lyondell’s acquisition of Occidental’s interest in us as they were before. See “Related Party Transactions–Asset Contributions by Lyondell and Affiliates of Millennium and Occidental” for more information regarding these indemnification obligations.

OUR MANAGEMENT

A Partnership Governance Committee manages and controls our business, property and affairs, including the determination and implementation of our strategic direction. The general partners exercise their authority to manage and control us only through the Governance Committee, subject to delegation to the executive officers discussed below. The Governance Committee consists of six members, called representatives, three appointed by each general partner. The participation rights of any general partner’s representatives may be curtailed to the extent that the general partner or its affiliates cause a default under the partnership agreement. See “Description of the Partnership Agreement” below.

Partnership Governance Committee

The following biographical information is furnished with respect to each of the members of the Governance Committee. The information includes age as of March 31, 2003, present position, if any, with us, period served as a member of the Governance Committee, and other business experience during at least the past five years.

Dan F. Smith, 56	Mr. Smith has been a member and Co-Chairman of the Governance Committee since December 1997 and has been our Chief Executive Officer since December 1997. Mr. Smith has been a director of Lyondell since October 1988. He has been President of Lyondell since August 1994 and Chief Executive Officer of Lyondell since December 1996. Mr. Smith was Chief Operating Officer of Lyondell from May 1993 to December 1996. Prior thereto, Mr. Smith held various senior executive positions with Lyondell and Atlantic Richfield Company (“ARCO”), including Executive Vice President and Chief Financial Officer of Lyondell, Vice President, Corporate Planning of ARCO and Senior Vice President in the areas of management, manufacturing, control and administration for Lyondell and the Lyondell Division of ARCO. Mr. Smith is a director of Cooper Industries, Inc. Mr. Smith also is a member of the Board and the Executive Committee for the American Chemistry Council and is past Chairman of the Operating Board and a member of the Executive Committee for the American Plastics Council.

William M. Landuyt, 47	Mr. Landuyt has been a member and Co-Chairman of the Governance Committee since December 1997. Mr. Landuyt has been Chairman of the Board and Chief Executive Officer of Millennium since 1996. Since June 1997, he also has been President of Millennium. He also is a director of Bethlehem Steel Corporation.

T. Kevin DeNicola, 48	Mr. DeNicola has been a member of the Governance Committee since May 1998. Mr. DeNicola was appointed Senior Vice President and Chief Financial Officer of Lyondell effective as of June 30, 2002. Prior thereto, he served as Vice President, Corporate Development of Lyondell since April 1998, overseeing strategic planning. From 1996 until April 1998, Mr. DeNicola was Director of Investor Relations of Lyondell. Mr. DeNicola served as Ethylene Products Manager of Lyondell from 1993 until 1996. Mr. DeNicola also serves as a member of the Partnership Governance Committee of LCR.

Kerry A. Galvin, 42	Ms. Galvin has been a member of the Governance Committee since May 2002. Ms. Galvin was appointed Senior Vice President, General Counsel and Secretary of Lyondell in May 2002. Prior thereto, she served as Vice President, General Counsel and Secretary since July 2000. Ms. Galvin has responsibility for legal and governmental affairs for the Lyondell enterprise. Ms. Galvin originally joined Lyondell in 1990 and held various positions in the legal department prior to July 2000, including Associate General Counsel with responsibility for international legal affairs.

Peter P. Hanik, 56	Mr. Hanik has been a member of the Governance Committee since October 2002. Mr. Hanik has been Senior Vice President—Technology of Millennium since March 21, 2001. He was President and Chief Executive Officer of Millennium Petrochemicals from March 1998 to March 21, 2001. Prior to that time, he was Vice President, Chemicals and Supply Chain of Millennium Petrochemicals, where he was responsible for Millennium’s Acetyls business segment.

John E. Lushefski, 47	Mr. Lushefski has been a member of the Governance Committee since December 1997. Mr. Lushefski has been Senior Vice President and Chief Financial Officer of Millennium since 1996.

Executive Officers

The Governance Committee has delegated responsibility for day-to-day operations to our executive officers. The executive officers consist of a Chief Executive Officer and others as determined from time to time by the Governance Committee. Except for the Chief Executive Officer, the approval of at least two representatives of each of Lyondell and Millennium is required to appoint or discharge executive officers, based upon the recommendation of the Chief Executive Officer.

The Chief Executive Officer holds office for a five-year term, assuming he does not resign or die and is not removed, and need not be an employee of Equistar. The Chief Executive Officer may be removed at any time by action of the Governance Committee. Lyondell has the right to designate our Chief Executive Officer, provided the person designated is reasonably acceptable to Millennium.

The following table sets forth the names and ages of our executive officers as of March 31, 2003.

Name	Age	Partnership Position
Dan F. Smith	56	Chief Executive Officer
Morris Gelb	56	Chief Operating Officer
Edward J. Dineen	48	Senior Vice President, Chemicals and Polymers
W. Norman Phillips, Jr.	48	Senior Vice President, Fuels and Raw Materials
Charles L. Hall	53	Vice President and Controller

Mr. Smith has been our Chief Executive Officer since December 1997. Mr. Smith has been a director of Lyondell since October 1988. He has been President of Lyondell since August 1994 and Chief Executive Officer of Lyondell since December 1996. Mr. Smith was Chief Operating Officer of Lyondell from May 1993 to December 1996. Prior thereto, Mr. Smith held various senior executive positions with Lyondell and ARCO, including Executive Vice President and Chief Financial Officer of Lyondell, Vice President, Corporate Planning of ARCO and Senior Vice President in the areas of management, manufacturing, control and administration for Lyondell and the Lyondell Division of ARCO. Mr. Smith is a director of Cooper Industries, Inc. and is a member of our Governance Committee. Mr. Smith also is a member of the Board and the Executive Committee for the American Chemistry Council and is past Chairman of the Operating Board and a member of the Executive Committee for the American Plastics Council.

Mr. Gelb was appointed as our Chief Operating Officer in March 2002. Mr. Gelb has served as Executive Vice President and Chief Operating Officer of Lyondell since December 1998. Previously, he served as Senior

Vice President, Manufacturing, Process Development and Engineering of Lyondell from July 1998 to December 1998. He was named Vice President for Research and Engineering of ARCO Chemical in 1986 and Senior Vice President of ARCO Chemical in July 1997. Mr. Gelb also serves as a member of the Partnership Governance Committee of LCR.

Mr. Dineen was appointed as our Senior Vice President, Chemicals and Polymers in March 2002 and Senior Vice President, Chemicals and Polymers of Lyondell in May 2002. Prior thereto, he served as Senior Vice President, Intermediates and Performance Chemicals of Lyondell since May 2000. Prior to this position, he served as Senior Vice President, Urethanes and Performance Chemicals of Lyondell since July 1998. He served as Vice President, Performance Products and Development for ARCO Chemical beginning in June 1997, and served as Vice President, Planning and Control for ARCO Chemical European Operations from 1993 until his appointment as Vice President, Worldwide CoProducts and Raw Materials in 1995.

Mr. Phillips was appointed as our Senior Vice President, Fuels and Raw Materials in March 2002 and Senior Vice President, Fuels and Raw Materials of Lyondell in May 2002. Prior thereto, he served as our Senior Vice President, Polymers since August 1998. He was previously our Vice President, Petrochemicals from December 1997 to August 1998. Mr. Phillips also has served as a Senior Vice President of Lyondell since October 2000. He previously served as Vice President, Polymers of Lyondell from January 1997 to December 1997, and as Vice President of Lyondell with responsibilities in the areas of marketing and operations from 1993 to January 1997. Mr. Phillips also serves as a member of the Partnership Governance Committee of LCR.

Mr. Hall was appointed Vice President and Controller of Equistar and Lyondell in October 2001. Prior thereto, Mr. Hall was with BP plc (formerly BP Amoco plc) for sixteen years in a variety of financial positions, including General Manager—Accounting and Reporting for BP’s North American operations, Controller of Amoco Chemical Company and Assistant Controller of Amoco Corporation. Prior to joining Amoco, Mr. Hall spent 10 years with Arthur Young & Company.

Compensation

Our Annual Report on Form 10-K for 2002 presents information on executive compensation and our incentive plans that were in effect on December 31, 2002. These plans remain in effect.

OWNERSHIP

We are wholly owned by subsidiaries of Lyondell and Millennium. Lyondell’s subsidiaries own 70.5% of our equity and Millennium’s subsidiaries own 29.5%. Lyondell’s interest increased from 41% to 70.5% on August 22, 2002 when it acquired the equity of entities that were previously subsidiaries of Occidental. Lyondell and Millennium each file reports and other information with the SEC, and you may read and copy any document filed by Lyondell or Millennium at the SEC’s public reference room or on the SEC’s Internet site located at www.sec.gov. Information Lyondell and Millennium file with the SEC is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Name and Address of Beneficial Owner	Nature of Beneficial Ownership	Percentage Partnership Interest

Lyondell Petrochemical L.P. Inc. Two Greenville Crossing 4001 Kennett Pike, Suite 238 Greenville, DE 19807	Limited Partner	21.617%

Lyondell (Pelican) Petrochemical L.P.1, Inc. Two Greenville Crossing 4001 Kennett Pike, Suite 238 Greenville, DE 19807	Limited Partner	6.623%

Lyondell (Pelican) Petrochemical L.P.2, Inc. Two Greenville Crossing 4001 Kennett Pike, Suite 238 Greenville, DE 19807	Limited Partner	11.439%

Lyondell LP3 Partners, LP Two Greenville Crossing 4001 Kennett Pike, Suite 238 Greenville, DE 19807	Limited Partner	30.000%

Millennium Petrochemicals LP LLC 230 Half Mile Road Red Bank, NJ 07701	Limited Partner	28.910%

Lyondell Petrochemical G.P. Inc. 1221 McKinney Street, Suite 700 Houston, TX 77010	General Partner	0.821%

Millennium Petrochemicals GP LLC 230 Half Mile Road Red Bank, NJ 07701	General Partner	0.590%

Lyondell directly or indirectly owns 100% of the outstanding capital stock of each of Lyondell Petrochemical L.P. Inc., Lyondell (Pelican) Petrochemical L.P.1, Inc., Lyondell (Pelican) Petrochemical L.P.2, Inc., Lyondell LP3 Partners, LP and Lyondell Petrochemical G.P. Inc. (collectively, the “Lyondell Owner Subsidiaries”). Lyondell has pledged its interests in each of the Lyondell Owner Subsidiaries under its bank credit facility. Millennium indirectly owns 100% of the outstanding equity interests of each of Millennium Petrochemicals LP LLC and Millennium Petrochemicals GP LLC (collectively, the “Millennium Owner Subsidiaries”). Millennium has pledged its interest in each of the Millennium Owner Subsidiaries under its bank credit facility. None of the general partners holds any significant assets other than its partnership interest.

Lyondell

Lyondell is a global chemical company. Lyondell had revenues of approximately $3.3 billion for the year ended December 31, 2002, and approximately $7.4 billion of assets at December 31, 2002. Lyondell is vertically integrated into its key raw materials through its equity ownership in us. Lyondell operates in the following businesses:

•	Intermediate Chemicals and Derivatives. Lyondell is a leading producer of propylene oxide, commonly referred to as PO, and a leading worldwide producer and marketer of PO derivatives. Lyondell also is a leading supplier of toluene diisocyanate and a major producer and marketer of styrene monomer and tertiary butyl alcohol, co-products of Lyondell’s proprietary PO technology.

•	Petrochemicals and Polymers. Lyondell operates in these businesses through its ownership interest in us.

•	Refining. Lyondell owns 58.75% of LCR, which owns one of the largest crude oil refineries in the United States processing heavy Venezuelan crude oil. The refinery is located in Houston, Texas and is a full conversion refinery with heavy crude oil processing capability of approximately 268,000 barrels per day of 17 degree API gravity crude oil.

Millennium

Millennium is a major international chemical company, with leading market positions in a broad range of commodity, industrial, performance and specialty chemicals. Millennium manufactures products in 14 plants on four continents. Millennium had revenues of approximately $1.6 billion for the year ended December 31, 2002, and approximately $2.5 billion of assets at December 31, 2002. In addition to its interest in us, Millennium operates in three business segments: Titanium Dioxide and Related Products; Acetyls; and Specialty Chemicals.

Millennium has leading market positions in the United States and the world:

•	Through its Titanium Dioxide and Related Products business segment, Millennium is the second-largest producer of titanium dioxide in the world, with manufacturing facilities in the United States, the United Kingdom, France, Brazil and Australia. Millennium is also the largest merchant seller of titanium tetrachloride in North America and Europe and a major producer of zirconia, silica gel and cadmium-based pigments;

•	Through its Acetyls business segment, Millennium is the second-largest producer of vinyl acetate monomer and acetic acid in North America;

•	Through its Specialty Chemicals business segment, Millennium is a leading producer of terpene-based fragrance and flavor chemicals;

•	Through its 29.5% interest in us, Millennium is a partner in the second-largest producer of ethylene and the third-largest producer of polyethylene in North America, and a leading producer of performance polymers, oxygenated chemicals, aromatics and specialty petrochemicals.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT

Our partnership agreement governs, among other things, our management, ownership, cash distributions and capital contributions. A description of our management, consisting of a Governance Committee and executive officers, is included above under “Our Management.” A description of our ownership structure is set forth above under “Ownership.” The following is a summary of the material provisions of the partnership agreement. This summary is qualified in its entirety by reference to the full and complete text of the partnership agreement, which is available upon written request as provided under “Where You Can Find More Information.”

Actions Requiring Unanimous Voting by the Governance Committee

Unless approved by two or more representatives of each of Lyondell and Millennium, the Governance Committee may not take any actions that would permit or cause us, any of our subsidiaries, or any person acting in the name of or on behalf of any of them, directly or indirectly, whether in a single transaction or a series of related transactions, to:

•	engage, participate or invest in any business outside the scope of our business as described in the partnership agreement;

•	approve any strategic plan, as well as any amendments or updates to the strategic plan, including the annual update described under “—Strategic Plans and Preparation of an Annual Budget” below;

•	authorize any disposition of assets having a fair market value exceeding $30 million in any one transaction or a series of related transactions not contemplated in an approved strategic plan;

•	authorize any acquisition of assets or any capital expenditure exceeding $30 million that is not contemplated in an approved strategic plan;

•	require capital contributions to us within any fiscal year if the total of contributions required from the partners within that year would exceed $100 million, or if the total of contributions required from the partners within that year and the immediately preceding four years would exceed $300 million, other than contributions:

—	contemplated by the asset contribution agreements for each of Lyondell and Millennium,

—	contemplated by an approved strategic plan or

—	required to achieve or maintain compliance with health, safety and environmental laws;

•	authorize the incurrence of debt for borrowed money, unless:

—	the debt is to refinance all or a portion of our credit facility as contemplated below,

—	after giving effect to the incurrence of the debt and any related transactions, we would be expected to have an “investment grade” debt rating by Moody’s and Standard & Poor’s or

—	the debt is incurred to refinance the public or bank debt assumed or incurred by us as contemplated by documents relating to our formation and the contribution of the Occidental contributed business or to refinance any such refinancing debt;

and in the case of each of the three exceptions above, the agreement relating to the debt does not provide that the transfer by a partner of its partnership interests, or a change of control with respect to any partner or any of its affiliates, would either:

—	constitute a default under the debt instruments,

—	otherwise accelerate the maturity of the debt or

—	give the lender or holder any “put rights” or similar rights with respect to the debt instrument;

however, unanimous consent is not required for us to refinance any of our synthetic or capitalized leases in effect on March 31, 2002 with debt for borrowed money if the amount of the debt incurred does not in the aggregate exceed the amount required to terminate the synthetic or capitalized lease;

•	make borrowings under one or more of our bank credit facilities, uncommitted lines of credit or any credit facility or debt instruments that refinances all or any portion of our credit facility or facilities, at any time, if, as a result of any such borrowing, the aggregate principal amount of all such borrowings outstanding at that time would exceed $1.75 billion;

•	enter into interest rate protection or other hedging agreements, other than hydrocarbon hedging agreements in the ordinary course of business;

•	enter into any capitalized lease or off-balance sheet financing arrangements involving payments, individually or in the aggregate, by us in excess of $30 million in any fiscal year;

•	cause us or any of our subsidiaries to issue, sell, redeem or acquire any partnership interests in us or other equity securities, or any rights to acquire, or any securities convertible into or exchangeable for, partnership interests or other equity securities;

•	make cash distributions from us in excess of Available Net Operating Cash, as defined below under “—Distribution of Available Net Operating Cash to Our Partners,” or to make non-cash distributions, except as provided in the partnership agreement in respect of a dissolution or liquidation;

•	appoint or discharge executive officers, other than the Chief Executive Officer, based on the recommendation of the Chief Executive Officer;

•	approve material compensation and benefit plans and policies, material employee policies and material collective bargaining agreements for our employees;

•	initiate or settle any litigation or governmental proceedings if the effect of the litigation or proceedings would be material to our financial condition;

•	change our independent accountants;

•	change our method of accounting as adopted in the partnership agreement or make tax elections under the Internal Revenue Code of 1986, as amended, determined to be appropriate by the Governance Committee;

•	create or change the authority of any auxiliary committee;

•	merge, consolidate or convert us or any of our subsidiaries with or into any other entity, other than a wholly owned subsidiary of Equistar;

•	engage in certain bankruptcy and reorganization actions specified in the partnership agreement;

•	exercise any of the powers or rights described below under “—Transactions with Affiliates” with respect to a business conflict involving either:

—	LCR, its successors or assigns,

—	Lyondell Methanol Company, L.P. (“LMC”), its successors or assigns or

—	any other affiliate of any of the general partners, if the affiliate’s actions with respect to the conflict circumstance are not controlled by Lyondell or Millennium, other than a business conflict involving the exercise of any rights and remedies with respect to a default under any agreement that is the subject of the conflict; or

•	repay any of our long-term debt or any of its long-term synthetic leases that are treated as debt for purposes of federal income tax if, by doing so, the aggregate amount of all such indebtedness would be reduced below $1.825 billion prior to May 15, 2005, and thereafter, below $1.5 billion.

Although unanimous approval by all six members of the Governance Committee is never required, the requirements described above are referred to as “unanimous voting requirements” because two representatives of each of the general partners must agree on any action taken in respect of the enumerated matters.

Transactions with Affiliates

Except as described above under “—Actions Requiring Unanimous Voting by the Governance Committee,” if a business conflict caused by any transaction or dealing between us, or any of our subsidiaries, and one or more of our general partners, or any of their affiliates, occurs, the other general partner will have sole and exclusive power, at our expense, to both (1) control all decisions, elections, notifications, actions, exercises or non-exercises and waivers of all rights, privileges and remedies provided to, or possessed by, us with respect to the conflict and (2) retain and direct legal counsel and to control, assert, enforce, defend, litigate, mediate, arbitrate, settle, compromise or waive any and all claims, disputes and actions if any potential, threatened or asserted claim, dispute or action about a conflict occurs. Any action by the Governance Committee with respect to such a conflict, except as described above under “—Actions Requiring Unanimous Voting by the Governance Committee,” will require the approval of at least two representatives of the uninvolved general partner, and the representatives of the interested general partner will have no votes.

Strategic Plans and Preparation of an Annual Budget

We are managed under a five-year strategic business plan which is updated annually under the direction of our Chief Executive Officer and presented for approval by the Governance Committee no later than 90 days before the start of the first fiscal year covered by the updated plan. The strategic plan must be approved each year by at least two representatives of each of the general partners. The strategic plan establishes our strategic direction, including:

•	plans relating to capital maintenance and enhancement;

•	geographic expansion, acquisitions and dispositions;

•	new product lines;

•	technology;

•	long-term supply and customer arrangements;

•	internal and external financing;

•	environmental and legal compliance; and

•	plans, programs and policies relating to compensation and industrial relations.

In addition, our executive officers prepare an annual budget for each fiscal year. Each annual budget includes an operating budget and capital expenditure budget. Each annual budget must be consistent with the information for its fiscal year included in the most recently approved strategic plan. Unless otherwise provided in the most recently approved strategic plan, each annual budget utilizes a format and provides a level of detail consistent with our previous annual budget.

If for any fiscal year the Governance Committee fails to approve an updated strategic plan, for that year and each subsequent year before the approval of an updated strategic plan, our executive officers will prepare and promptly furnish to the Governance Committee an annual budget consistent with the projections and other information for that year included in the strategic plan most recently approved. Our Chief Executive Officer, acting in good faith, shall be entitled to modify any annual budget:

•	to satisfy current contractual and compliance obligations; and/or

•	to account for other changes in circumstances resulting from the passage of time or the occurrence of events beyond our control.

Our Chief Executive Officer is not authorized to cause us to proceed with capital expenditures to accomplish capital enhancement projects except to the extent that the expenditures would enable us to continue or complete any capital project reflected in the last strategic plan that was approved by the Governance Committee.

After a strategic plan and an annual budget have been approved by the Governance Committee, or an annual budget has been developed as described above in cases where an updated strategic plan has not yet been approved, the Chief Executive Officer is authorized, without further action by the Governance Committee, to cause us to make expenditures consistent with the updated strategic plan and annual budget, provided that all internal control policies and procedures, including those regarding the required authority for expenditures, shall have been followed.

Governance Committee Deadlock Over the Strategic Plan

If the Governance Committee has not agreed upon and approved an updated strategic plan by 12 months after the beginning of the first fiscal year that would have been covered by the plan, then our general partners are required to submit to a non-binding dispute resolution process. The general partners are required to continue the dispute resolution process until either:

•	agreement is reached by the general partners, acting through their representatives, on an updated strategic plan; or

•	at least 24 months have elapsed since the beginning of the first fiscal year that was to be covered by the first updated strategic plan for which agreement was not reached and one general partner determines and notifies the other general partner in writing that no agreement resolving the dispute is likely to be reached.

Following receipt of notice described above, either general partner may elect to dissolve us.

Distribution of Available Net Operating Cash to Our Partners

The partnership agreement provides that we must distribute to the partners, as soon as practicable following the end of each month, all Available Net Operating Cash, as defined below.

“Available Net Operating Cash” is defined in the partnership agreement, at the relevant time of determination, as:

•	all cash and cash equivalents on hand as of the most recent month’s end, plus the excess, if any, of our targeted level of indebtedness over our actual indebtedness as of that month’s end; less

•	the Projected Cash Requirements, if any, as of that month’s end, as determined by the executive officers.

The targeted level of indebtedness is shown in the most recently updated strategic plan. The actual indebtedness is determined according to generally accepted accounting principles and represents all short term and long term debt.

“Projected Cash Requirements” means, for the 12-month period following any month’s end, the excess, if any, of the sum of:

•	our (1) forecast capital expenditures; (2) forecast cash payments for taxes, debt service, including principal and interest payment requirements and other non-cash credits to income; and (3) forecast cash reserves for future operations or other requirements;

     over the sum of:

•	our (1) forecast net income; (2) forecast depreciation, amortization, other non-cash charges to income, interest expense and tax expenses, in each case to the extent deducted in determining net income; (3) forecast decreases in working capital or minus forecast increases in working capital; and (4) forecast cash proceeds of disposition of assets, net of expenses.

Our Projected Cash Requirements are calculated, subject to changes in certain circumstances, consistently with the most recently updated strategic plan.

Distributions to the partners of cash or property arising from our liquidation would be made according to the capital account balances of the partners. Unless otherwise agreed by the general partners not involved with a business conflict as described under “—Transactions with Affiliates” above, any amount otherwise distributable to a partner as described above will be applied by us to satisfy obligations to us resulting from a partner’s or its affiliate’s failure to (1) pay any interest or principal when due on any indebtedness for borrowed money to us, (2) make any indemnification payment required by its asset contribution agreement that has been finally determined to be due or (3) make any capital contribution required by the partnership agreement, other than as required by the applicable asset contribution agreement.

Indemnification of Each Partner

We have agreed, to the fullest extent permitted by applicable law, to indemnify, defend and hold harmless each partner, its affiliates and its respective officers, directors and employees. This indemnification is from, against and in respect of any liability which the indemnified person may sustain, incur or assume as a result of, or relative to, any third-party claim arising out of or in connection with our business, property or affairs. This indemnification does not apply to the extent that it is finally determined that the third-party claim arose out of or was related to actions or omissions of the indemnified partner, its affiliates or any of their respective officers, directors or employees acting in those capacities constituting a breach of the partnership agreement or any related agreement. This indemnification obligation is not intended to, nor will it, affect or take precedence over the indemnity provisions contained in any related agreement. See “Related Party Transactions—Asset Contributions by Lyondell and Affiliates of Millennium and Occidental.”

Transfers and Pledges of a Partner’s Interest in Us

Without the consent of the general partners, no partner may transfer less than all of its interest in us, nor can any partner transfer its interest other than for cash. If one of the limited partners and its affiliated general partner desire to transfer, via a cash sale, all of their units, they must give written notice to us and the other partners and the non-selling partners shall have the option, exercisable by delivering written acceptance notice of the exercise to the selling partners within 45 days after receiving notice of the proposed sale, to elect to purchase all of the partnership interests of the selling partners on the terms described in the initial notice. If all of the other non-selling partners deliver notice of acceptance, then all of the partnership interests shall be transferred in proportion to the partners’ current percentage interest unless otherwise agreed. If less than all of the non-selling partners deliver notice of acceptance, the partner who delivers notice of acceptance will have the option of purchasing all of the partnership interests up for sale. The notice of acceptance will set a date for closing the purchase which is not less than 30 nor more than 90 days after delivery of the notice of acceptance, subject to extension. The purchase price for the selling partners’ partnership interests will be paid in cash.

If the non-selling partners do not elect to purchase the selling partners’ partnership interests within 45 days after the receipt of initial notice of the proposed sale, the selling partners will have a further 180 days during which they may consummate the sale of their units to a third-party purchaser. The sale to a third-party purchaser must be at a purchase price and on other terms that are no more favorable to the purchaser than the terms offered to the non-selling partners. If the sale is not completed within the 180-day period, the initial notice will be deemed to have expired, and a new notice and offer shall be required before the selling partners may make any transfer of their partnership interests.

Before the selling partners may consummate a transfer of their partnership interests to a third party under the partnership agreement, the selling partners must demonstrate that the person willing to serve as the proposed purchaser’s guarantor must have outstanding indebtedness that is rated investment grade by Moody’s and Standard & Poor’s. If the proposed guarantor has no rated indebtedness outstanding, it shall provide an opinion from a nationally recognized investment banking firm that it could be reasonably expected to obtain suitable ratings. In addition, a partner may transfer its partnership interests only if, together with satisfying all other requirements:

•	the transfer is accomplished in a nonpublic offering in compliance with, and exempt from, the registration and qualification requirements of all federal and state securities laws and regulations;

•	the transfer does not cause a default under any material contract to which Equistar is a party or by which Equistar or any of its properties is bound;

•	the transferee executes an appropriate agreement to be bound by the partnership agreement;

•	the transferor and/or the transferee bears all reasonable costs incurred by Equistar in connection with the transfer;

•	the guarantor of the transferee delivers an agreement to the ultimate parent entity of the non-selling partners and to Equistar substantially in the form of the parent agreement; and

•	the proposed transferor is not in material default in the timely performance of any of its material obligations to us.

A partner will not in any transaction or series of actions, directly or indirectly, pledge all or any part of its partnership interest. However, a partner may at any time assign its right to receive distributions from us so long as the assignment does not purport to assign any:

•	right of the partner to participate in or manage our affairs;

•	right of the partner to receive any information or accounting of our affairs;

•	right of the partner to inspect our books or records; or

•	other right of a partner under the partnership agreement or the Delaware Revised Uniform Limited Partnership Act.

In addition, except for any restrictions imposed by the parent agreement described under “Description of The Parent Agreement,” nothing in our partnership agreement will prevent the transfer or pledge by the owner of any capital stock, equity ownership interests or other security of the partner or any affiliate of a partner.

The partnership agreement specifically provides for transfers of a partner’s partnership interest to an affiliate without consent of the other partners. A general partner may transfer all of its units in the partnership to another general partner that is its affiliate if this transfer would not cause our dissolution. A limited partner may transfer its units as follows:

•	up to 99% of its units may be transferred to a general partner that is its affiliate, whereupon the limited partner units so transferred will become general partner units;

•	up to 99% of its units may be transferred to another limited partner that is its affiliate; and

•	all of its units may be transferred to another limited partner that is its affiliate if this transfer would not cause our dissolution.

In addition, any partner may transfer all of its partnership interest in us to one of its wholly owned affiliates that is not at that time a partner if the transferee executes an instrument reasonably satisfactory to all of the general partners accepting the partnership agreement.

Business Opportunities Which Must be Offered to Us

Except as described below, each partner’s affiliates are free to engage in or possess an interest in any other business of any type and to avail themselves of any business opportunity available to it without having to offer us or any partner the opportunity to participate in that business. If a partner’s affiliate desires to initiate or pursue an opportunity to undertake, engage in, acquire or invest in a “related business,” as defined in the partnership agreement, that partner or its affiliate will offer us the business opportunity. A related business is any business related to:

•	the manufacturing, marketing and distribution of the types of olefins, polyolefins, ethyl alcohol, ethyl ether and ethylene oxide, ethylene glycol and derivatives of ethylene oxide and ethylene glycol that are specifically set forth in the partnership agreement;

•	the purchasing, processing and disposing of raw materials in connection with the manufacturing, marketing and distributing of the chemicals identified in the previous bullet point; and

•	any research and development in connection with the previous two bullet points.

When a proposing partner offers a business opportunity to us, we will elect to do one of the following within a reasonably prompt period:

•	acquire or undertake the business opportunity for our benefit as a whole, at our cost, expense and benefit; or

•	permit the proposing partner to acquire or undertake the business opportunity for its own benefit and account without any duty to us or the other partners.

If the business opportunity is in direct competition with our then-existing business and we do not elect to acquire or undertake the business opportunity for our own benefit, then the proposing partner and we shall, if either so elects, seek to negotiate and implement an arrangement whereby we would either:

•	acquire or undertake the competing opportunity at the sole cost, expense and benefit of the proposing partner under a mutually acceptable arrangement, in which case the competing opportunity will be treated as a separate business within us; or

•	enter into a management agreement with the proposing partner to manage the competing opportunity on behalf of the proposing partner on terms and conditions mutually acceptable to the proposing partner and us.

If we and the proposing partner do not reach agreement as to an arrangement, the proposing partner may acquire or undertake the competing opportunity for its own benefit and account without any duty to us or the other partners.

In addition, if the business opportunity constitutes less than 25% of an acquisition of or investment in assets, activities, operations or businesses that is not otherwise a related business, then a proposing partner may acquire or invest in a business opportunity without first offering it to us. The 25% figure is based on annual revenues for the most recently completed fiscal year. After completion of the above acquisition or investment, the proposing partner must offer the business opportunity to us under the terms described above. If we elect to pursue the business opportunity, it will be acquired by us at its fair market value as of the date of the acquisition.

If we are presented with an opportunity to acquire or undertake a business opportunity that we determine not to acquire or undertake, and the representatives of one general partner, but not the other general partner, desire that we acquire or undertake the business opportunity, then we will permit the general partner and its affiliates to acquire or undertake such business opportunity, and the business opportunity shall be treated in the same manner as if the general partner and its affiliates were a proposing partner with respect to the business opportunity.

Limitation on Fiduciary Duty of Partners

Under our partnership agreement, the liability of our partners and their affiliates to us or another partner for any act or omission by a partner in its capacity as such that is imposed by law is waived and eliminated to the extent permitted by law, except in the case of observing the unanimous voting requirements described under “—Actions Requiring Unanimous Voting by the Governance Committee.”

Amendment of Partnership Agreement

All waivers, modifications, amendments or alterations of the partnership agreement require the written approval of all of our partners.

DESCRIPTION OF THE PARENT AGREEMENT

Lyondell, Millennium and Equistar are parties to an amended and restated parent agreement dated November 6, 2002. The following is a summary of the material provisions of the parent agreement. This summary is qualified in its entirety by reference to the full and complete text of the parent agreement, which is available upon written request as provided under “Where You Can Find More Information.”

Guarantee of Obligations Under the Partnership Agreement and Related Party Agreements

Pursuant to the parent agreement, each of Lyondell and Millennium (the “Parents”) has guaranteed, undertaken and promised to cause the due and punctual payment and the full and prompt performance of all of the amounts to be paid and all of the terms and provisions under various agreements, including, without limitation, the partnership agreement and the asset contribution agreements, to be performed or observed by or on the part of certain of their respective subsidiaries, including subsidiaries that are our partners, and any other direct or indirect subsidiary of any of the Parents that are parties to these agreements. These subsidiaries collectively are referred to as the “Affiliated Obligors.” The entities that are the limited partners and general partners collectively are referred to as the “Partner Subs.” Additionally, for purposes of agreements related to the partnership that predate August 22, 2002, the term “Affiliated Obligors” includes affiliates of any of Oxy CH Corporation, Occidental Chemical Corporation or Occidental Chemical Holding Corporation if any such affiliate was a party to those related agreements. Insofar as the provisions described in this subsection apply to agreements other than the partnership agreement and the parent agreement, the term “Affiliated Obligors” will not include us or any of our partners in its capacity as a partner. The parent agreement provides expressly that the parent guarantees inure solely to the benefit of the beneficiaries specified in the parent agreement, which consist of us, Lyondell and Lyondell’s Affiliated Obligors and Millennium and Millennium’s Affiliated Obligors. The parent agreement also states that nothing in the agreement confers upon any other person any rights, benefits or remedies by reason of the parent agreement. Accordingly, the holders of the notes may not enforce any provision, or seek relief by reason, of the parent agreement.

Conflict Circumstance

The partnership agreement includes definitions of “Conflict Circumstance,” “Conflicted General Partner” and “Nonconflicted General Partner” and provides that the Nonconflicted General Partners have some exclusive rights to control us with respect to any Conflict Circumstance, generally involving a transaction between us and an affiliate of one of our partners. The guarantee provisions described above do not apply to the parents of the general partners that direct us in connection with these Conflict Circumstances, so that the parents of a Nonconflicted General Partner are not effectively guaranteeing our performance of contracts with other parents. However, a parent of a Nonconflicted General Partner may have liability for our failure to perform in circumstances where that failure was caused by an act or failure to act of its Partner Sub. Without limiting the rights of the Partner Subs under the partnership agreement, and without prejudice to any rights, remedies or defenses we may have in any other agreement or Conflict Circumstance, each Parent has agreed to cause each of its Partner Subs to both:

•	cause us to pay, perform and observe all of the terms and provisions of other agreements to be paid, performed or observed by or on the part of us under the agreements, according to their terms to the extent that the Partner Sub is a Nonconflicted General Partner and is thereby entitled to cause the payment, performance and observance of the terms and provisions; and

•	except to the extent inconsistent with its obligations above, abide by its obligations as a Nonconflicted General Partner with respect to any Conflict Circumstance arising in connection with any other agreement according to the terms of the partnership agreement that apply.

Nothing in the provisions described in this subsection shall require a Parent to make or cause a Partner Sub to either:

•	cure or mitigate our inability to make any payment or to perform or observe any terms and provisions under any other agreements;

•	cause us to require from the Partner Subs any cash contributions in respect of any payment, performance or observance involving a Conflict Circumstance; or

•	make any contribution to us that the Partner Sub is not otherwise required to make under terms of the partnership agreement concerning required capital contributions.

See “Description of the Partnership Agreement—Transactions with Affiliates.”

Restrictions on Transfer of Partner Sub Stock

Without the consent of the other Parent, no Parent may transfer less than all of its interests in its Partner Subs (the “Partner Sub Stock”) except in compliance with the following provisions.

Each Parent may transfer all, but not less than all, of its Partner Sub Stock, without the consent of the other Parent, if the transfer is in connection with either:

•	a merger, consolidation, conversion or share exchange of the transferring Parent; or

•	a sale or other disposition of (A) the Partner Sub Stock, plus (B) other assets representing at least 50% of the book value of the transferring Parent’s assets excluding the Partner Sub Stock, as reflected on its most recent audited consolidated or combined financial statements.

In addition, any transfer of Partner Sub Stock by any Parent described above is only permitted if the acquiring, succeeding or surviving entity, if any, both:

•	succeeds to and is substituted for the transferring Parent with the same effect as if it had been named in the parent agreement; and

•	executes an instrument agreeing to be bound by the obligations of the transferring Parent under the parent agreement, with the same effect as if it had been named in the instrument.

The transferring Parent may be released from its guarantee obligations under the parent agreement after the successor parent agrees to be bound by the Parent’s obligations.

Unless a transfer is permitted under the provisions described above, any Parent desiring to transfer all of its Partner Sub Stock to any person, including another Parent or any affiliate of a Parent, may only transfer its Partner Sub Stock for cash consideration and will give a written right of first option to us and the other Parent. The offeree Parent will have the option to elect to purchase all of the Partner Sub Stock of the selling Parent, on the terms described in the right of first offer. If the offeree Parent does not elect to purchase all of the selling Parent’s Partner Sub Stock within 45 days after the receipt of the initial notice, the selling Parent will have a further 180 days during which it may, subject to the provisions of the following paragraph, consummate the sale of its Partner Sub Stock to a third-party purchaser at a purchase price and on other terms that are no more favorable to the purchaser than the initial terms offered to the offeree Parent. If the sale is not completed within the further 180-day period, the right of first offer will be deemed to have expired and a new right of first offer shall be required before the selling Parent may make any transfer of its Partner Sub Stock.

Before the selling Parent may consummate a transfer of its Partner Sub Stock to a third party under the provisions described in the preceding paragraph, the selling parent shall demonstrate to the other Parent that the proposed purchaser, or the person willing to serve as its guarantor as contemplated by the terms of the parent agreement, has outstanding indebtedness that is rated investment grade by either Moody’s or Standard & Poor’s. If such proposed purchaser or the other person has no rated indebtedness outstanding, that person shall provide an opinion from Moody’s, Standard & Poor’s or from a nationally recognized investment banking firm that it could be reasonably expected to obtain a suitable rating. Moreover, a Parent may transfer its Partner Sub Stock, under the previous paragraph, only if all of the following occur:

•	the transfer is accomplished in a nonpublic offering in compliance with, and exempt from, the registration and qualification requirements of all federal and state securities laws and regulations;

•	the transfer does not cause a default under any material contract which has been approved unanimously by the Governance Committee and to which we are a party or by which we or any of our properties are bound;

•	the transferee executes an appropriate agreement to be bound by the parent agreement;

•	the transferor and/or transferee bears all reasonable costs incurred by us in connection with the transfer;

•	the transferee, or the guarantor of the obligations of the transferee, delivers an agreement to the other Parent and us substantially in the form of the parent agreement; and

•	the proposed transferor is not in default in the timely performance of any of its material obligations to us.

In no event may any Parent transfer the Partner Sub Stock of any of the subsidiaries that hold the direct interests in us to any person unless the transferring Parent simultaneously transfers the Partner Sub Stock of all of its subsidiaries that hold the direct interests in us to that person or a wholly owned affiliate of that person or a common parent.

Competing Business by Our Owners or Their Affiliates

If Lyondell or Millennium or any of their affiliates (including Occidental) desires to initiate or pursue any opportunity to undertake, engage in, acquire or invest in a business opportunity of the type described under “Description of The Partnership Agreement—Business Opportunities Which Must be Offered to Us,” it shall agree to offer that business opportunity to us under the terms and conditions in the partnership agreement as if it were the “proposing partner,” as described in such section. We will have the rights and obligations arising from the offer of the business opportunity granted by the partnership agreement. See “Description of the Partnership Agreement—Business Opportunities Which Must be Offered to Us.”

RELATED PARTY TRANSACTIONS

During 2002, we had a change in ownership. Until August 2002, Equistar, a limited partnership, was wholly owned by subsidiaries of each of Lyondell, Millennium and Occidental. On August 22, 2002, Lyondell purchased Occidental’s 29.5% ownership interest in us by purchasing all of the outstanding stock of the Occidental subsidiaries that were our owners. To finance that purchase, Lyondell sold the following to a subsidiary of Occidental: (1) 34 million shares of newly issued Lyondell Series B common stock, (2) five-year warrants to acquire five million shares of Lyondell’s original common stock and (3) a right to receive a contingent payment. As a result of these transactions, Occidental no longer owns an interest in us and Lyondell’s ownership interest in us increased from 41% to 70.5%. Millennium owns the remaining 29.5% interest in us. Based on the most recent Statement on Schedule 13G or 13D, Form 5 or amendments thereto filed with the SEC, as of March 31, 2003, Occidental and its subsidiaries collectively beneficially owned 34,568,224 shares of Lyondell’s Series B common stock and warrants to purchase five million shares of Lyondell’s original common stock, representing in the aggregate 23.921% of all of Lyondell’s outstanding common stock. In addition, as a result of the transactions described above, two Occidental executives, Dr. Ray R. Irani, Chairman and Chief Executive Officer, and Stephen I. Chazen, Chief Financial Officer and Executive Vice President, became members of Lyondell’s Board of Directors.

The following summary describes transactions among us and our current owners and their affiliates (including Occidental). We believe that the related party transactions described below were obtained on terms substantially no more or less favorable than those that would have been agreed upon by third parties on an arm’s length basis, although we have not received fairness opinions in all cases.

Asset Contributions by Lyondell and Affiliates of Millennium and Occidental

Both Lyondell and Millennium Petrochemicals entered into separate asset contribution agreements on December 1, 1997, providing for the contribution of the Lyondell and Millennium contributed businesses. Wholly owned subsidiaries of Occidental (the “Occidental Subsidiaries”) entered into an asset contribution agreement with us on May 15, 1998, with respect to the transfer of the Occidental contributed business, a portion of which transfer was accomplished through a merger of an Occidental Subsidiary with and into us. Among other things, the asset contribution agreements required representations and warranties by the contributor regarding the transferred assets and indemnification of us by the contributor. These agreements also provide for the assumption by us of, among other things:

•	third party claims that are related to contingent liabilities arising prior to the contribution transactions that are asserted before December 1, 2004 as to Lyondell and Millennium Petrochemicals or before May 15, 2005 as to the Occidental Subsidiaries to the extent the aggregate amount does not exceed, in the case of each of Lyondell, Millennium and the Occidental Subsidiaries, $7 million;

•	third party claims related to contingent liabilities arising prior to the contribution transactions that are asserted for the first time after December 1, 2004 as to Lyondell and Millennium Petrochemicals, or after May 15, 2005 as to the Occidental Subsidiaries;

•	obligations for $745 million of Lyondell indebtedness, of which $330 million remains outstanding as of December 31, 2002;

•	a $750 million intercompany obligation of Millennium Petrochemicals to an indirect subsidiary of Millennium, which has been repaid;

•	the lease intended for security relating to the Corpus Christi facility contributed by Occidental, which has been repaid;

•	liabilities for products sold after December 1, 1997 as to Lyondell and Millennium Petrochemicals, or after May 15, 1998 as to the Occidental Subsidiaries, regardless of when manufactured;

•	certain post-retirement benefits related to the applicable contributed business or to certain Lyondell employees who became our employees;

•	in the case of the Millennium Petrochemicals asset contribution agreement, future maintenance and maintenance turnaround costs related to the Millennium contributed business;

•	in the case of each of the Millennium Petrochemicals and the Occidental Subsidiaries asset contribution agreements, obligations under railcar leases under which we are the lessee.

As of September 30, 2001, we, Lyondell, Millennium Petrochemicals and the Occidental Subsidiaries amended these asset contribution agreements to clarify the treatment of, and procedures pertaining to the management of, certain claims arising under the asset contribution agreements. We believe that these amendments do not materially change the asset contribution agreements.

Lyondell, Millennium Petrochemicals and Occidental Chemical entered into Master Intellectual Property Agreements and other related agreements with respect to intellectual property with us. These agreements provide for all of the following:

•	the transfer of intellectual property of Lyondell, Millennium Petrochemicals and Occidental Chemical related to the businesses each contributed to us;

•	the grant of irrevocable, non-exclusive, royalty-free licenses (without the right to sublicense) with respect to intellectual property retained by Lyondell, Millennium Petrochemicals or Occidental Chemical that is related to our business; and

•	the grant of irrevocable, non-exclusive, royalty-free licenses (without the right to sublicense) from us to Lyondell, Millennium Petrochemicals and Occidental Chemical with respect to intellectual property each contributed to us.

Lyondell, Millennium Petrochemicals and the Occidental Subsidiaries each entered into various other conveyance documents with us to effect their asset contributions as provided for in their respective contribution agreements.

Transactions with LMC

Prior to May 2002, LMC was a joint venture of which Lyondell owned 75%. As of May 1, 2002, Lyondell owns 100% of LMC. We provide operating and other services for LMC and act as sales agent for the methanol products of LMC under the terms of existing agreements that were assumed by us from Lyondell, including the lease to LMC by us of the real property on which LMC’s methanol plant is located. Under the terms of those agreements, LMC pays us a management fee of $6.6 million per year and will reimburse certain of our expenses at cost. The natural gas for LMC’s plant is purchased by us as agent for LMC under our master agreements with various third party suppliers, which master agreements are administered by Lyondell personnel. These sales of natural gas to LMC were $75.6 million in 2002. All of the foregoing arrangements with LMC are expected to continue on terms similar to those described above.

Transactions with LCR

In connection with our formation, substantially all of Lyondell’s rights and obligations under the terms of its product sales and raw material purchase agreements with LCR were assigned to us. Accordingly, refinery products, including propane, butane, naphthas, heating oils and gas oils, are sold by LCR to us as raw materials, and some olefins by-products are sold by us to LCR for processing into gasoline. LCR billed us $217.7 million in 2002 in connection with these product sales and we billed LCR $323.7 million in 2002 in connection with these raw material purchases.

Equistar and LCR are also parties to:

•	tolling arrangements under which some of LCR’s co-products are transferred to us and processed by us, with the resulting product being returned to LCR’

•	terminaling and storage obligations;

•	an arrangement under which LCR performs some marine chartering services; and

•	an arrangement under which we perform some marketing services for LCR.

We billed LCR $20.2 million under these agreements in 2002 and LCR billed us $600,000 under these agreements in 2002. All of the agreements between LCR and us are on terms generally representative of prevailing market prices.

Services and Shared-Site Agreements with Lyondell and Affiliates of Millennium and Occidental

We have implemented an agreement with Lyondell to share office space and utilize shared services over a broad range, including information technology, human resources, sales and marketing, raw material supply, supply chain, health, safety and environmental, engineering and research and development, facility services, legal, accounting, treasury, internal audit, and tax (the “Shared Services Agreement”). Employee-related and indirect costs are allocated between the two companies in the manner prescribed in the Shared Services Agreement while direct third party costs, incurred exclusively for either Lyondell or us, are charged directly to that entity. In addition, in November 2002, we entered into an agreement with Lyondell for Lyondell to provide sales services for us outside of North America for EO derivatives. During the year ended December 31, 2002, Lyondell charged us $132.2 million for both the shared services and the international sales services. During the year ended December 31, 2002, we charged Lyondell $9.7 million for the shared services, research and development services and barge and dock usage and related services.

We are party to a variety of operating, manufacturing and technical service agreements with Millennium Petrochemicals related to our business and the vinyl acetate monomer, acetic acid, synthesis gas and methanol businesses of Millennium Petrochemicals. Agreements currently in effect include the provision by us to Millennium Petrochemicals of utilities, fuel streams, and office space. These agreements also include the provision by Millennium Petrochemicals to us of operational services, including utilities as well as barge dock access and related services. As a consequence of services provided by us to Millennium Petrochemicals, we billed Millennium Petrochemicals $9.2 million in 2002. As a consequence of services provided by Millennium Petrochemicals to us, Millennium Petrochemicals billed us $15.7 million in 2002. In the case of services and utilities, prices usually are based on cost recovery or an allocation of costs according to anticipated relative usage. In the case of product sales, prices generally are market-related. We purchase vinyl acetate monomer and glacial acetic acid from Millennium Petrochemicals pursuant to an agreement with Millennium Petrochemicals. Under this agreement, we are required to purchase 100% of our vinyl acetate monomer raw materials requirements for the LaPorte, Texas; Clinton, Iowa; and Morris, Illinois plants for the production of ethylene vinyl acetate products at those locations. The initial term of the contract expired December 31, 2000. The contract automatically renews annually. Either party may terminate on one year’s notice. Neither party has provided notice of termination of the agreement. During the year ended December 31, 2002, we purchased $9.9 million of vinyl acetate monomer and glacial acetic acid from Millennium Petrochemicals. Millennium Petrochemicals purchases ethylene and hydrogen from us. These service and product sales agreements are expected to continue on terms similar to those described above.

We sublease certain railcars from Occidental Chemical, for which Occidental Chemical charged us $6.6 million in 2002. In addition, we leased our Lake Charles facility and the land related thereto from an affiliate of Occidental for $100,000 per year under a lease that expired in May 2003. The parties entered into a new lease for the Lake Charles facility, which expires in May 2005. The Lake Charles facility has been idled since the first quarter of 2001.

Product Transactions with Occidental Chemical

We entered into an ethylene sales agreement with Occidental Chemical dated effective May 15, 1998. Under the terms of this agreement, Occidental Chemical and its affiliates have agreed to purchase an amount of ethylene from us equal to 100% of the ethylene raw material requirements of Occidental Chemical’s U.S. plants. The ethylene raw material is exclusively for internal use in production at these plants less any quantities up to 250 million pounds per year tolled according to the provisions of the agreement. Upon three years’ notice from either party to the other, the ethylene sales agreement may be “phased down” over a period of not less than five years. No phase down may commence before January 1, 2009. The annual minimum requirements set forth in the agreement must be phased down over at least a five-year period so that the annual required minimum cannot decline to zero prior to December 31, 2013, unless specified force majeure events occur. The ethylene sales agreement provides for sales of ethylene at market-related prices. During 2002, we received aggregate payments from Occidental Chemical and its affiliates of $358.3 million under the ethylene sales agreement.

In addition to ethylene, we made sales of methanol to Occidental Chemical totaling $23,500 in 2002. Also, from time to time, we have entered into over-the-counter derivatives, primarily price swap contracts, related to crude oil with Occidental Energy Marketing, Inc., a subsidiary of Occidental Chemical, to help manage our exposure to commodity price risk with respect to crude oil-related raw material purchases. There were no outstanding price swap contracts during 2002. We purchased various other products from Occidental Chemical at market-related prices totaling $800,000 in 2002.

Ethylene Sales Agreement with Millennium Petrochemicals

We sell ethylene to Millennium Petrochemicals at market-related prices under an agreement entered into in connection with our formation. Under this agreement, Millennium Petrochemicals is required to purchase 100% of its ethylene requirements for its La Porte (Deer Park), Texas facility from us. The pricing terms under this agreement between Millennium Petrochemicals and us are similar to the pricing terms under the ethylene sales agreement between Occidental Chemical and us. The initial term of this agreement expired December 1, 2000. The agreement automatically renews annually. Either party may terminate the contract on one year’s notice. Neither party has provided notice of termination of the agreement. Millennium Petrochemicals paid $43.1 million to us for ethylene during 2002.

Product Transactions with Lyondell

We sell ethylene, propylene and benzene to Lyondell at market-related prices pursuant to agreements dated effective as of October 1998, August 1999 and January 1999, respectively. Under the agreements, Lyondell is required to purchase 100% of its benzene, ethylene and propylene requirements for its Channelview and Bayport, Texas facilities, with the exception of quantities of one product that Lyondell is obligated to purchase under a supply agreement with an unrelated third party entered into prior to 1999 and expiring in 2015. The pricing terms under the agreements between Lyondell and us are similar to the pricing terms under the ethylene sales agreement between Occidental Chemical and us. The initial term of each of those agreements between Lyondell and us expires on December 31, 2013 in the case of the ethylene sales agreement, and December 31, 2014 in the case of the propylene and benzene sales agreements. After the initial term, each of the agreements automatically renews for successive one-year periods and either party may terminate any of the agreements on notice of one year. In addition, a wholly owned subsidiary of Lyondell licenses MTBE technology to us. Lyondell also purchases a significant portion of the MTBE produced by us at one of our two Channelview units at market-related prices. Product sales from us to Lyondell in 2002 were $459.4 million. We also purchase by-products from Lyondell at market-related prices. Product sales from Lyondell to us in 2002 were $700,000.

Product Transactions with Oxy Vinyls, LP

Occidental Chemical owns 76% of Oxy Vinyls, LP, a joint venture partnership, the remaining interest in which is held by an unaffiliated party. We sell ethylene to Oxy Vinyls for Oxy Vinyls’ LaPorte (Deer Park), Texas facility at market-related prices pursuant to an agreement that expires on December 31, 2003. We made ethylene sales to Oxy Vinyls totaling $42.0 million in 2002.

Agreement Regarding Services of Our Chief Executive Officer

Dan F. Smith serves as the Chief Executive Officer of both Lyondell and Equistar and is a director of Lyondell. Mr. Smith receives no compensation from us. Under an agreement between Lyondell and us, we paid $1.3 million to Lyondell as compensation for the services rendered by Mr. Smith as part of the shared services provided by Lyondell during 2002.

Indemnity Agreement with Occidental Chemical

Effective August 22, 2002 and in connection with Lyondell’s purchase of Occidental’s interest in us, an indemnity agreement between Occidental Chemical and us was terminated. When the indemnity agreement was in effect, Occidental Chemical may have been required to contribute to us an amount equal to up to the lesser of approximately $420 million or the principal amount of the notes due 2009 then outstanding, together with interest. Occidental Chemical would have been required to pay this amount to us only if the holders of the notes due 2009 were not able to obtain payment after pursuing and exhausting all their remedies to compel payment by us and Equistar Funding Corporation, including the liquidation of assets. The indemnity expressly did not create any right in the lenders or holders of the notes due 2009 or any person other than Occidental Chemical, us and our owners.

Indemnity Agreement with Millennium America

Effective August 22, 2002 and in connection with Lyondell’s purchase of Occidental’s interest in us, an indemnity agreement between Millennium America and us was terminated. When the indemnity agreement was in effect, Millennium America may have been required to contribute to us an amount equal to up to the lesser of $750 million or the sum of the principal amount outstanding under our amended and restated credit facility (not to exceed $275 million) and of the 10.125% senior notes due 2008 then outstanding (not to exceed $475 million), in any case together with interest. Millennium America would have been required to pay this amount to us only if the lenders under our amended and restated credit facility and the holders of the notes due 2008 were not able to obtain payment after pursuing and exhausting all their remedies to compel payment by us and Equistar Funding Corporation, including the liquidation of assets. The indemnity expressly did not create any right in the lenders or holders of the notes due 2008 or any person other than Millennium America, us and our owners.

Millennium America (or its affiliate) may, in its sole discretion, elect to execute an indemnity agreement in favor of us whereby Millennium America (or its affiliate) may be required to contribute to us an amount equal to up to $300 million of any indebtedness for borrowed money that Millennium America elects at the time the indemnity agreement is executed. The existence of the indemnity would not prevent us from repaying the indemnified amount at any time, and would not create any right in any lender or holder of outstanding notes or any person other than us and our owners.

Debt Instruments of Lyondell We Assumed

Upon our formation, we assumed $745 million of Lyondell indebtedness, of which $330 million remained outstanding as of March 31, 2003. Lyondell was not released as an obligor at the time of the assumption and, until November 2000, Lyondell remained as a co-obligor on the indebtedness, although as between Lyondell and us, we were primarily liable. In November 2000, Lyondell was added as a guarantor on $400 million of the indebtedness and subsequently the consent of the holders of the indebtedness was obtained to the release of Lyondell as a primary obligor (but not as a guarantor) on such $400 million of indebtedness, of which $300 million remained outstanding at March 31, 2003. Lyondell remains a co-obligor on the remaining $30 million of indebtedness, which matures from 2003 through 2005.

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of our other material indebtedness. It may not contain all of the information about this indebtedness that is important to you. You should therefore read the debt instruments, copies of which are available as described under “Where You Can Find More Information.” This summary is qualified in its entirety by reference to those debt instruments.

Credit Facility

We have a credit facility with a group of lenders led by J.P. Morgan Securities Inc. and Banc of America Securities LLC as joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, as collateral and administrative agent, Bank of America, N.A. as servicing agent and administrative agent, and Credit Suisse First Boston and Citicorp USA, Inc. as co-syndication agents. The credit facility currently consists of (i) a senior secured revolving credit facility (“Revolving Credit Facility”) in the aggregate principal amount of up to $354 million and (ii) a senior secured term loan (“Term Loan”) in the current aggregate outstanding principal amount of $296 million. The Revolving Credit Facility is available until August 2006. The Term Loan matures in August 2007. We used a portion of the net proceeds from the offering of the outstanding notes to prepay approximately $122 million of the debt outstanding under the Term Loan and to pay a 1% prepayment premium. Following this prepayment, approximately $174 million remained outstanding under the Term Loan.

As a result of continuing adverse conditions in the industry, in March 2003, we obtained amendments to our credit facility to provide additional financial flexibility by easing certain financial ratio requirements. The 2003 amendments, however, make the maximum permitted debt ratios became more restrictive beginning September 30, 2004.

Prepayment

We may prepay borrowings under the credit facility in minimum amounts of $1 million or more and we may, at our option, terminate the Revolving Credit Facility or reduce permanently the amount of the credit facility in a minimum amount of $25 million. We will be required to pay a 1% premium if we, at our option, prepay amounts under the Term Loan prior to August 24, 2003.

We are required to make mandatory prepayments of the Term Loan from net cash proceeds of:

•	asset sales, excluding receivable securitizations and asset sales the net proceeds of which do not exceed $25 million;

•	casualty and condemnation events; and

•	new debt and equity issuances.

The mandatory prepayment of our Term Loan obligation are subject to specified exceptions and the lenders thereunder may elect not to receive any prepayment. In addition, unless our senior unsecured long-term debt is rated investment grade, the commitments under the Revolving Credit Facility will be permanently and ratably reduced by 50% of the incremental amount of any committed financing pursuant to a receivables securitization facility. In October 2002, we entered into an agreement with an independent issuer of receivables-backed commercial paper under which we sold receivables and received cash proceeds of $100 million. Under the terms of the agreement, we agreed to sell, on an ongoing basis and without recourse, designated accounts receivable. We are obligated to sell new receivables as existing receivables are collected. Upon entering into the agreement, the commitment under the revolving credit facility was reduced by $50 million, to $450 million, in accordance with the terms of the Revolving Credit Facility. On March 31, 2003, the revolving credit commitment was reduced to $354 million in connection with certain transactions with Sunoco.

Security

Our obligations under the credit facility are secured by a lien upon substantially all of our personal property, including inventory, accounts receivable and other property, as well as a portion of our real property. However, under the terms of our indentures governing our 1999 notes and the assumed Lyondell debt, the amount of debt under the credit facility that is secured by our “restricted property,” which consists of our principal plants, is limited to 10% of consolidated net tangible assets.

Interest Rates

Borrowings under the Revolving Credit Facility accrue interest at the following rates per annum:

•	Eurodollar Loans: LIBO Rate plus a margin which varies between 1.25% and 2.50%.

•	Base Rate Loans: Alternate Base Rate, defined as the higher of (i) the rate of interest publicly announced by Bank of America, N.A. as its prime rate, and (ii) 0.50% per annum above the Federal Funds Effective Rate in effect on such date, plus a margin which varies between 0.25% and 1.50%.

The margins will vary depending on our utilization of the Revolving Credit Facility and a debt ratio specified in our credit facility.

Borrowings under the Term Loan accrue interest at the following rates per annum:

•	Eurodollar Loans: LIBO Rate, as defined in the credit facility, plus a margin which varies between 3.25% and 3.50%; or

•	Base Rate Loans: Alternate Base Rate plus a margin which varies between 2.25% and 2.50%.

The margins will vary depending on a debt ratio specified in our credit facility.

We incur a facility fee payable quarterly in arrears based on the entire amount of our Revolving Credit Facility at a rate of 0.25% to 0.75% per year, depending on our utilization and a debt ratio specified in our credit facility. If we use more than 50% of our Revolving Credit Facility, the facility fee will be reduced by 0.25% and the applicable margins on borrowings under the Revolving Credit Facility will increase by 0.25%.

We will also be required to pay additional interest at a rate of 0.75% of the outstanding amount borrowed (or in the case of the Revolving Credit Facility, the average amount outstanding (including competitive loan exposure) in the 30 days prior to such dividend payment) per dividend payment (payable in kind) if we are required to issue Additional Dividend Notes, as defined under “Description of New Notes—Covenants—Additional Interest Upon Payment of Certain Permitted Dividends.”

Covenants

In addition, the credit facility contains negative covenants limiting our ability, and in certain cases the ability of any material subsidiary, to, among other things:

•	engage in another type of business;

•	make certain dividend payments, investments, acquisitions and specified capital expenditures;

•	engage in transactions with affiliates;

•	repurchase equity or repurchase or prepay other debt, including the notes;

•	enter into restrictive agreements;

•	incur additional indebtedness;

•	use proceeds of borrowings under the credit facility for hostile takeovers;

•	enter into or permit to exist any agreement that restricts the ability of a material subsidiary to pay dividends or other distributions;

•	have derivative obligations, except for bona fide hedging purposes; and

•	incur certain types of capital expenditures.

The credit facility also contains various financial covenants. The terms used in these financial covenants have specific meanings as used in the credit facility.

The credit facility also includes customary events of default, including a change of control, as defined in the credit facility.

Borrowings will generally be available subject to the accuracy of all representations and warranties, including the absence of a material adverse change, the absence of any default or event of default and, in certain circumstances, satisfaction of a collateral coverage test.

Existing Senior Notes

In February 1999, we completed a $900 million private placement of 5 and 10-year notes and in August 2001, we completed a $700 million private placement of notes due 2008. The proceeds of these offerings were used to refinance existing debt. The 1999 notes were registered with the SEC in October 1999 and the 2001 notes were registered with the SEC in October 2001. As of March 31, 2003, the outstanding portion of these notes consists of:

•	$300 million aggregate principal amount of 8.50% notes due 2004;

•	$700 million aggregate principal amount of 10.125% notes due 2008; and

•	$599 million aggregate principal amount of 8.75% notes due 2009.

The 1999 notes include (1) a customary restriction on our ability to enter into sale/lease-backs of, or grant liens secured by, our principal plants without equally and ratably securing such notes, (2) a limit on our ability to grant liens on the stock or indebtedness of certain of our subsidiaries and (3) customary events of default. In addition, the indenture for the 2001 notes includes covenants and events of default that are substantially similar to those described under “Description of New Notes.” In May 2003, we redeemed the 8.50% notes due 2004 with the proceeds of the outstanding notes offering.

Assumed Lyondell Debt

At our formation, we assumed specific medium- and long-term notes and debentures of Lyondell. At March 31, 2003, the outstanding portion of those obligations consists of:

•	$150 million aggregate principal amount of 6.50% notes due 2006;

•	$150 million aggregate principal amount of 7.55% debentures due 2026; and

•	$29 million aggregate principal amount of medium-term notes due September 2003 bearing an average interest rate of 9.7% and $1 million aggregate principal amount of medium-term notes due March 2005 bearing an interest rate of 11.2%.

Lyondell guarantees the 6.50% notes and the 7.55% debentures but has been released as a primary obligor as to such debt. Lyondell and we are co-obligors on the medium-term notes, although as between the two entities, we are primarily liable.

The assumed Lyondell debt includes customary restrictions on our ability to enter into sale/lease-backs of, or grant liens secured by, our principal plants without equally and ratably securing such notes, as well as a limit on our ability to grant liens on the stock or indebtedness of certain of our subsidiaries, as well as customary events of default, including any repudiation by Lyondell of its guarantee. In addition, some of the assumed debt also contains limits on the incurrence of debt by any subsidiary in the future that owns either of our Channelview olefin plants, which are currently not held through subsidiaries.

Receivables Facility

During October 2002, we entered into an agreement with an independent issuer of receivables-backed commercial paper under which we sold receivables and received cash proceeds of $100 million. Under the terms of the agreement, we agreed to sell, on an ongoing basis and without recourse, designated accounts receivable as existing receivables are collected. Under the terms of this agreement, we agreed to maintain a debt rating of at least B1 by Moody’s and BB- by Standard & Poor’s. In March 2003, we obtained an amendment to reduce the minimum required debt rating of Moody’s to at least B2, making the Moody’s minimum debt rating consistent with the Standard & Poor’s minimum rating at two rating levels below Moody’s and Standard & Poor’s current rating of our debt.

Railcar Leases

We lease certain railcars, under an operating lease, from an unaffiliated entity established for the purpose of serving as lessors with respect to these leases. These transactions are not accounted for as debt on our balance sheet, pursuant to GAAP. However, beginning in the third quarter of 2003, we will be required to account for them as debt.

This lease includes an option for us to purchase the leased railcars during the lease term. If we do not exercise the purchase option, the railcars will be sold upon termination of the lease. In the event the sale proceeds are less than certain guaranteed residual values under the lease agreement, we will pay the difference to the lessor, but no more than the guaranteed residual value. The guaranteed residual value at December 31, 2002 was $83 million.

We are also a party to other operating leases. See “Management’s Discussion and Analysis of Results of Operation and Financial Condition—Financial Condition for the Years Ended December 31, 2002, 2001 and 2000—Operating Leases.”

DESCRIPTION OF NEW NOTES

The new notes offered hereby will be issued under the Indenture dated as of April 22, 2003 (the “Indenture”) that we entered with The Bank of New York, as trustee (the “Trustee”). The Indenture also governs the outstanding notes, and the new notes will be substantially identical to the outstanding notes.

In this Description of New Notes, “Equistar” refers only to Equistar Chemicals, LP, and any successor obligor on the notes, and not to any of its subsidiaries, “Equistar Funding” refers only to Equistar Funding Corporation and any successor obligor on the notes, not to any of its subsidiaries, and “issuers” refers to Equistar and Equistar Funding. You can find the definitions of certain terms used in this description under “—Definitions.”

The following description is only a summary of the material provisions of the new notes and the Indenture. These descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the notes and the Indenture and those provisions made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”). You may request copies of the Indenture at our address set forth under the heading “Where You Can Find More Information.”

General

The form and the term of the new notes are the same as the form and term of the outstanding notes they will replace, except that:

•	we will register the new notes under the Securities Act;

•	the new notes, once registered, will not bear legends restricting transfer; and

•	holders of the new notes will not be entitled to some rights under the exchange and registration rights agreement, including our payment of additional interest for failure to meet specified deadlines, which terminate when the exchange offer is consummated.

The new notes will be issued solely in exchange for an equal principal amount of outstanding notes. As of the date of this prospectus, $450 million aggregate of 10 5/8% senior notes are outstanding. See “The Exchange Offer.”

The issuers will be jointly and severally liable for all obligations under the new notes. Equistar Funding is a wholly owned subsidiary of Equistar that has been incorporated in Delaware as a special purpose finance subsidiary to facilitate the offering of debt securities of Equistar. Equistar Funding is the co-issuer of our 10 1/8% notes due 2008 issued under an indenture dated as of August 24, 2001. We believe that some prospective purchasers of the notes may be restricted in their ability to purchase debt securities of partnerships such as Equistar unless the securities are jointly issued by a corporation. Equistar Funding will not have any substantial operations or assets and will not have any revenues. Accordingly, you should not expect Equistar Funding to participate in servicing the principal and interest obligations on the notes.

The new notes will mature on May 1, 2011 and will bear interest at the rate of interest per annum indicated on the cover page of this prospectus. Interest on the new notes issued in this offering will accrue from the Issue Date, and will be payable semiannually in arrears on May 1 and November 1 of each year, commencing November 1, 2003. We will make each interest payment to the holders of record of the new notes at the close of business on the April 15 or October 15 preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Principal, interest and liquidated damages, if any, will be payable at the office or agency of Equistar maintained for that purpose, which initially will be the office of the Trustee in the City of New York, provided that, all payments with respect to global notes, the holders of which have given wire transfer instructions on or prior to the relevant record date, will be required to be made by wire transfer of immediately available funds and, at the option of the issuers, payment of interest on new notes not in global form may be made by check mailed to the address of the Person entitled thereto as it appears in the register of the new notes maintained by the Registrar. Initially, the Trustee will also act as Paying Agent and Registrar for the new notes.

We will be required to pay additional interest on the notes in certain circumstances if we pay dividends to our equity holders. See “—Covenants—Restricted Payments.”

The outstanding notes and any new notes issued in exchange for the outstanding notes will constitute a single series of debt securities under the Indenture. Once the exchange offer is consummated, holders of outstanding notes who do not exchange their outstanding notes will vote together with the holders of the new notes for all relevant purposes under the Indenture.

Additional Notes

Subject to the covenants described below, the issuers may issue additional notes (“Additional Notes”) under the Indenture having the same terms in all respects as the new notes (except the Additional Notes need not provide for the payment of interest scheduled and paid prior to the date of issuance of the Additional Notes and liquidated damages paid thereon). Prior to any issuance of Additional Notes, Equistar must deliver an opinion of counsel to the Trustee confirming that the holders of the outstanding notes will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Additional Notes were not issued. The new notes, any outstanding notes, any Additional Dividend Notes (as defined below) and any Additional Notes would be treated as a single class for all purposes under the Indenture. Unless the context otherwise requires, references to the new notes in this section include the Additional Dividend Notes and Additional Notes.

Ranking

The new notes will be unsecured obligations of the issuers. The new notes rank pari passu in right of payment with all unsecured and unsubordinated Indebtedness of the issuers and will rank senior in right of payment to all future indebtedness of the issuers that by its terms is junior or subordinated in right of payment to the new notes. As of March 31, 2003, after giving pro forma effect to the issuance of the outstanding notes and the use of the proceeds therefrom, the issuers would have had approximately $2.3 billion of outstanding indebtedness, none of which is subordinated.

On the Issue Date, secured debt and other secured obligations of the issuers, including obligations with respect to the Credit Facility, totaling, after giving pro forma effect to the issuance of the outstanding notes and the use of the proceeds therefrom, approximately $174 million will be effectively senior to the new notes to the extent of the value of the assets securing such debt or other obligations. Subject to the covenants described below, the issuers will be permitted to issue additional secured debt.

Equistar’s subsidiaries do not guarantee the outstanding notes and will not guarantee the new notes upon initial issuance. Claims of creditors of our subsidiaries, including trade creditors and creditors holding guarantees issued by our subsidiaries, and claims of preferred and minority stockholders (if any) of our subsidiaries generally will have priority with respect to the assets and earnings of our subsidiaries over the claims of creditors of Equistar, including holders of the new notes. The new notes therefore will be effectively subordinated to creditors (including trade creditors) and preferred and minority stockholders (if any) of our subsidiaries. As of March 31, 2003, after giving pro forma effect to the offering of the outstanding notes, our subsidiaries (other than Equistar Funding) would have had no material liabilities. Although the Indenture limits the incurrence of Indebtedness and Disqualified Stock or Preferred Stock of Restricted Subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the Indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Indebtedness or Disqualified Stock or Preferred Stock under the Indenture. See “—Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”

Optional Redemption

Prior to May 1, 2007, the new notes will be redeemable, in whole, at any time, or in part, from time to time, at the option of the issuers upon not less than 30 nor more than 60 days’ notice at a redemption price equal to the sum of:

(1) 100% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the redemption date; plus

(2) the Make-Whole Amount, if any.

The term “Make-Whole Amount” shall mean, in connection with any optional redemption of any new note, the excess, if any, of:

(1) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest (exclusive of interest accrued to the redemption date) that would have been payable in respect of such dollar if such prepayment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Treasury Rate (determined on the business day preceding the date of such redemption) plus 0.5%, from the respective dates on which such principal and interest would have been payable if such payment had not been made; over

(2) the principal amount of the note being redeemed.

“Treasury Rate” means, in connection with the calculation of any Make-Whole Amount with respect to any new note, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity, as compiled by and published in the most recent Statistical Release that has become publicly available at least two business days prior to the redemption date, equal to the then remaining maturity of the note being prepaid. If no maturity exactly corresponds to such maturity, yields for the published maturities occurring prior to and after such maturity most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded U.S. government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination, then such other reasonably comparable index which shall be designated by the Trustee.

On or after May 1, 2007, the new notes will be subject to redemption at the option of the issuers, in whole or from time to time in part, upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and liquidated damages thereon to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the following years:

Year	Percentage
2007	105.313%
2008	102.656%
2009 and thereafter	100.000%

Selection and Notice

If less than all the new notes issued under the Indenture are to be redeemed at any time, selection of the applicable new notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided that no notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any new note is to be redeemed in part only, the notice of redemption that relates to such note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note. New notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Repurchase at Option of Holders

Change of Control

Upon the occurrence of a Change of Control, each holder of new notes will have the right to require the issuers to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase (the “Change of Control Payment”) on a date that is not more than 90 days after the occurrence of such Change of Control (the “Change of Control Payment Date”). Within 30 days following any Change of Control, the issuers will mail, or at the issuers’ request the Trustee will mail, a notice to each holder offering to repurchase the notes held by such holder pursuant to the procedures specified in such notice. The issuers will comply with the requirements of Rule 14e-1 under the Exchange Act of 1934, as amended, and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

On the Change of Control Payment Date, the issuers will, to the extent lawful:

•	accept for payment all notes or portions thereof properly tendered and not withdrawn pursuant to the Change of Control Offer;

•	deposit with the applicable Paying Agent an amount equal to the aggregate Change of Control Payments in respect of all notes or portions thereof so tendered; and

•	deliver or cause to be delivered to the Trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions thereof being purchased by the issuers.

The Paying Agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such note will be in a principal amount of $1,000 or an integral multiple thereof.

A failure by the issuers to comply with the provisions of the two preceding paragraphs will constitute an Event of Default under the Indenture. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that the issuers purchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. See “—Events of Default.”

There can be no assurance that the issuers will have the financial resources to purchase the new notes, particularly if a Change of Control triggers a similar repurchase requirement for, or results in the acceleration of, other indebtedness. The Credit Facility provides that certain events constituting a Change of Control will constitute a default under, and could result in the acceleration of the maturity of, the Credit Facility. Future indebtedness might contain similar provisions. If a Change of Control occurs, the issuers could try to refinance the Credit Facility and any such future Indebtedness. Accordingly, the issuers might not be able to fulfill their obligation to repurchase any notes if a Change of Control occurs. See “Risk Factors—Risks Relating to our Indebtedness and the New Notes—We may be unable to repurchase the notes upon a change of control.”

The issuers are not required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer at the same or a higher purchase price, at the same times and otherwise in substantial compliance with the requirements applicable to a Change of Control Offer otherwise required to be made by the issuers and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

“Change of Control” means the occurrence of any of the following:

(i) the sale, transfer, conveyance or other disposition, in one or a series of related transactions, of all or substantially all the assets of Equistar and its Subsidiaries taken as a whole to any person or group (as such terms are used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than to one or more Permitted Holders;

(ii) the acquisition by any person or group (as defined above), other than one or more Permitted Holders, of a direct or indirect interest in more than 50% of the Capital Stock of Equistar and the right to exercise a substantial portion of the powers of (a) Lyondell to act on behalf of the Partnership Governance Committee and (b) the representatives of Lyondell on the Partnership Governance Committee (in each case as in effect on the Issue Date), by way of merger or consolidation or otherwise;

(iii) any person or group (as defined above), other than one or more Permitted Holders (or their representatives on the Partnership Governance Committee), acquires the right, directly or indirectly, to exercise, without the need for the consent of any Permitted Holder (or their representatives on the Partnership Governance Committee), a substantial portion of the rights and powers of the Partnership Governance Committee with respect to matters that require unanimous consent under the partnership agreement as in effect on the Issue Date; or

(iv) the adoption of a plan for the liquidation or dissolution of one or both of the issuers, except in connection with a sale, conveyance, transfer or other disposition of all or substantially all of such issuer’s assets or an acquisition of Capital Stock of Equistar that would not otherwise constitute a Change of Control pursuant to clauses (i) through (iii).

The phrase “all or substantially all” the assets of Equistar will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” the assets of Equistar has occurred, in which case a holder’s ability to obtain the benefit of a Change of Control Offer may be impaired.

Asset Sales

Equistar will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(i) Equistar and/or the Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as conclusively evidenced by a resolution of the Partnership Governance Committee of Equistar set forth in an Officers’ Certificate delivered to the Trustee) of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii) at least 75% of the consideration therefor received by Equistar and/or such Restricted Subsidiary is in the form of:

•	cash or Cash Equivalents, or

•	a controlling interest or a joint venture interest (to the extent otherwise permitted by the Indenture) in a business engaged in a Permitted Business or long-term property or assets that are used or useful in a Permitted Business;

provided that the amount of (x) any liabilities (as shown on Equistar’s or such Restricted Subsidiary’s most recent balance sheet) of Equistar or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases Equistar or such Restricted Subsidiary from further liability and (y) any securities, notes or other obligations received by Equistar or any such Restricted Subsidiary from such transferee to the extent they are promptly converted or monetized by Equistar or such Restricted Subsidiary into cash (to the extent of the cash received), shall be deemed to be cash for purposes of this provision.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, Equistar may apply such Net Proceeds, at its option:

(a) to permanently repay Indebtedness outstanding on the Issue Date (other than any Indebtedness subordinated by its terms to the notes) with a Stated Maturity prior to the maturity of the notes (and to correspondingly reduce commitments with respect thereto in the case of revolving borrowings) of Equistar or any Restricted Subsidiary that is a Subsidiary Guarantor or Indebtedness (and to correspondingly reduce commitments with respect thereto in the case of revolving borrowings) of any Restricted Subsidiary that is not a Subsidiary Guarantor; or

(b) to the acquisition of Additional Assets (to the extent otherwise permitted by the Indenture) or the making of a capital expenditure, in each case, in a Permitted Business (or enter into a binding commitment for any such acquisition or expenditure); provided that such binding commitment shall be treated as a permitted application of Net Proceeds from the date of such commitment until and only until the earlier of (x) the date on which such expenditure or acquisition is consummated and (y) the 180th day following the expiration of the aforementioned 360 day period. If the acquisition or expenditure contemplated by such binding commitment is not consummated on or before such 180th day and Equistar shall not have applied such Net Proceeds pursuant to clause (a) above on or before such 180th day, such commitment shall be deemed not to have been a permitted application of Net Proceeds at any time.

Pending the final application of any such Net Proceeds, Equistar may temporarily reduce the revolving Indebtedness under the Credit Facility or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in the first sentence of this paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds under the Indenture exceeds $25 million, Equistar will be required to make an offer to all holders of notes issued under the Indenture (an “Asset Sale Offer”) to purchase the maximum principal amount of notes and, if Equistar is required to do so under the terms of any other Indebtedness ranking pari passu with such notes, such other Indebtedness on a pro rata basis with the notes, that may be purchased out of the Excess Proceeds, at a purchase price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon, to the date of purchase in accordance with the procedures set out in the Indenture. To the extent that the aggregate amount of notes (and any other pari passu Indebtedness subject to such Asset Sale Offer) tendered pursuant to such Asset Sale Offers is less than the Excess Proceeds, Equistar may, subject to the other terms of the Indenture, use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of notes surrendered by holders thereof in connection with any Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee shall select the notes to be purchased on a pro rata basis. Upon completion of the offer to purchase made under the Indenture, the amount of Excess Proceeds under the Indenture shall be reset at zero.

Covenants

Restricted Payments

Equistar will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution on account of Equistar’s or any of its Restricted Subsidiaries’ Equity Interests, other than:

(x) dividends or distributions payable in Qualified Equity Interests of Equistar,

(y) dividends or distributions payable to Equistar or any Restricted Subsidiary of Equistar, and

(z) Permitted Dividends;

(2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of Equistar or any Affiliate of Equistar that controls Equistar, other than any such Equity Interests owned by Equistar or any of its Restricted Subsidiaries;

(3) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness (“Subordinated Debt”) of Equistar or any Restricted Subsidiary that is subordinated by its terms to the notes or the Subsidiary Guarantees, as applicable, other than Indebtedness owed to Equistar or any Restricted Subsidiary or to Lyondell, except, in each case, payment of interest or principal at Stated Maturity; or

(4) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”); unless, at the time of and after giving effect to such Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the fair market value (as conclusively evidenced by a resolution of the Partnership Governance Committee) of the asset(s) proposed to be transferred by Equistar or such Restricted Subsidiary, as the case may be, pursuant to such Restricted Payment):

(a) no Default or Event of Default shall have occurred and be continuing after giving effect thereto; and

(b) Equistar would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under the caption “—Reports” immediately preceding the date of such Restricted Payment, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;” and

(c) such Restricted Payment, together with the aggregate of all other Restricted Payments and Permitted Dividends made by Equistar and its Restricted Subsidiaries on or after August 24, 2001 (excluding Restricted Payments permitted by clauses (b) (to the extent paid to Equistar or any of its Restricted Subsidiaries or to the extent such distributions are deducted as a minority interest in calculating Consolidated Net Income), (c), (d), (e), (g) and (h) of the next succeeding paragraph) and 50% of any Restricted Payments permitted by clause (f) of the next succeeding paragraph, is less than the sum, without duplication, of:

(i) 50% of the Consolidated Net Income of Equistar for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing on October 1, 2001, to the end of our most recently ended fiscal quarter for which financial statements have been filed with the SEC pursuant to the covenant described below under the caption “—Reports” at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(ii) 100% of the aggregate net cash proceeds received by Equistar or any of its Restricted Subsidiaries from the issue or sale (other than to a Subsidiary or Joint Venture of Equistar or if the proceeds are used to make a Permitted Investment of the type described in clause (v) of the definition thereof) after August 24, 2001 of Qualified Equity Interests of Equistar or of debt securities of Equistar or any of its Restricted Subsidiaries that have been converted into or exchanged for such Qualified Equity Interests of Equistar; plus

(iii) to the extent that any Restricted Investment, other than a Restricted Investment permitted to be made pursuant to clause (f) or (i) below, that was made after August 24, 2001 is sold for cash or otherwise liquidated, repaid or otherwise reduced, including by way of dividend or distribution (to the extent not included in calculating Consolidated Net Income), for cash, the lesser of (A) the cash return with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment; plus

(iv) an amount equal to the sum of (A) the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or other transfers of assets (to the extent not included in calculating Consolidated Net Income), in each case to Equistar or any Restricted Subsidiary from Unrestricted Subsidiaries and (B) the portion (proportionate to Equistar’s equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Restricted Investments, other than a Restricted Investment permitted to be made pursuant to clause (f) or (i) below, previously made after August 24, 2001 by Equistar or any Restricted Subsidiary in such Unrestricted Subsidiary.

The foregoing provisions will not prohibit the following Restricted Payments:

(a) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture;

(b) dividends or distributions by any Restricted Subsidiary of Equistar payable (x) to all holders of a class of Capital Stock of such Restricted Subsidiary on a pro rata basis or on a basis that is more favorable to Equistar; provided that at least 50% of such class of Capital Stock is held by Equistar and/or one or more of its Restricted Subsidiaries or (y) to all holders of a class of Preferred Stock of a Restricted Subsidiary that is not a Subsidiary Guarantor issued after August 24, 2001 in compliance with the covenant described below under the caption “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;”

(c) the payment of cash dividends on any series of Disqualified Stock issued after August 24, 2001 in an aggregate amount not to exceed the cash received by Equistar since August 24, 2001 upon issuance of such Disqualified Stock;

(d) the redemption, repurchase, retirement or other acquisition of any Equity Interests of Equistar, any Affiliate of Equistar, or any Joint Venture (or the acquisition of any outstanding Equity Interests of any Person the majority of whose assets are Equity Interests in Equistar or a Joint Venture), in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary or Joint Venture of Equistar) of, Qualified Equity Interests of Equistar; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;

(e) the defeasance, redemption or repurchase of Subordinated Debt with the net cash proceeds from an incurrence of Permitted Refinancing or in exchange for or out of the net cash proceeds from the substantially concurrent sale (other than to a Subsidiary or Joint Venture of Equistar) of Qualified Equity Interests of Equistar; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;

(f) Restricted Investments in any Joint Venture made during any fiscal year of Equistar or within 45 days after the end of such fiscal year in amounts that, together with all other Restricted Investments made in such Joint Venture in respect of such fiscal year in reliance on this clause (f) during such fiscal year or within 45 days after the end of such fiscal year, do not exceed the amount of dividends or distributions previously paid in respect of such fiscal year to Equistar or any Restricted Subsidiary by such Joint Venture; provided that no Default or Event of Default shall have occurred and be continuing after giving effect to such Restricted Payment;

(g) distributions or payments of Receivables Fees;

(h) distributions by any Restricted Subsidiary or Joint Venture of chemicals to a holder of Capital Stock of such Restricted Subsidiary or Joint Venture if such distributions are made pursuant to a provision in a joint venture agreement or other arrangement entered into a connection with the establishment of such Joint Venture or Restricted Subsidiary that requires such holder to pay a price for such chemicals equal to that which would be paid in a comparable transaction negotiated on an arms-length basis (or pursuant to a provision that imposes a substantially equivalent requirement);

(i) any other Restricted Payment which, together with all other Restricted Payments made pursuant to this clause (i) on or after August 24, 2001, does not exceed $25 million (after giving effect to any reductions in the aggregate amount of such Investments made pursuant to this clause (i) as a result of the disposition thereof, including through liquidation, repayment or other reduction, including by way of dividend or distribution, for cash, as set forth in clause (c)(iii) above, the aggregate amount of such reductions not to exceed the aggregate amount of such Investments outstanding and previously made pursuant to this clause (i)), provided that no Default or Event of Default shall have occurred and be continuing after giving effect to such Restricted Payment; and

(j) the repurchase of any Subordinated Debt at a purchase price not greater than 101% of the principal amount thereof in the event of (x) a change of control pursuant to a provision no more favorable to the holders thereof than the provision described under “—Repurchase at the Option of the Holders—Change of Control” or (y) an Asset Sale (pursuant to a provision no more favorable to the holders thereof than the provision described under “—Repurchase at the Option of the Holders—Asset Sales”); provided that, (1) in each case, prior to such repurchase Equistar has made a Change of Control Offer or Asset Sale Offer, as applicable, and repurchased all notes that were validly tendered for payment in connection with such Change of Control Offer or Asset Sale Offer and (2) no Default or Event of Default shall have occurred and be continuing after giving effect to such Restricted Payment.

The Partnership Governance Committee of Equistar may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by Equistar and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant (except to the extent such Investments were repaid in cash). All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation, as conclusively determined by the Partnership Governance Committee. Such designation will only be permitted if any such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. In the case of any designation by Equistar of a Person as an Unrestricted Subsidiary on the first day that such Person is a Subsidiary of Equistar in accordance with the provisions of the Indenture, such designation shall be deemed to have occurred for all purposes of the Indenture simultaneously with, and automatically upon, such Person becoming a Subsidiary.

For purposes of this covenant, any payment made on or after August 24, 2001 but prior to the Issue Date, shall be deemed to be a “Restricted Payment” to the extent such payment would have been a Restricted Payment had the Indenture been in effect at the time of such payment (and, to the extent that any such Restricted Payment was permitted by clauses (a) through (j) above, such Restricted Payment may be deemed by Equistar to have been made pursuant to such clause).

Additional Interest Upon Payment of Certain Permitted Dividends

Equistar shall provide public notice of its intent to pay a Permitted Dividend which would require the issuance of Additional Dividend Notes by means of a press release on a date that is not more than twenty-one days or less than fourteen days prior to the date of any scheduled payment of any such Permitted Dividend (a “Notice Date”). Such notice shall provide the date of the Permitted Dividend and the amount of additional interest that will be paid on such date pursuant to the next paragraph.

If Equistar makes a Permitted Dividend and Equistar’s Fixed Charge Coverage Ratio calculated (on a pro forma basis as described in the following sentence) on the Dividend Payment Date would have been less than 1.75 to 1, then the issuers shall, on the date when Equistar makes such Permitted Dividend (the “Dividend Payment Date”), pay to each holder of record on the Notice Date immediately prior to the date of such payment, as additional interest, the Additional Interest Amount. For this purpose, the calculation shall give pro forma effect to any Indebtedness, Disqualified Stock or Preferred Stock incurred or contemplated to be incurred or any asset sold or contemplated to be sold, in each case to finance such Permitted Dividend as if such incurrence or sale had been made at the beginning of the most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under the caption “—Reports” immediately preceding the date of such Permitted Dividend. Notwithstanding the foregoing, Equistar shall not be required to make any such additional interest payment if it has made an additional interest payment with respect to another Permitted Dividend on a Dividend Payment Date that occurred within 90 days prior to the Dividend Payment Date.

Any such interest shall be paid by the issuers in the form of additional notes (“Additional Dividend Notes”) that are identical in all respects to the new notes. Interest on such Additional Dividend Notes shall accrue from the most recent interest payment date prior to the Dividend Payment Date or, if no interest has been paid on the new notes, from the Issue Date. The Additional Dividend Notes shall be issued in an aggregate principal amount that, together with accrued interest thereon through the Dividend Payment Date, as determined pursuant to the foregoing sentence, will be equal to the Additional Interest Amount required to be paid on the applicable Dividend Payment Date; provided that Equistar shall, to the extent necessary, round up the principal amount of any Additional Dividend Note so that the principal amount of each such note is $1,000 or a higher $1,000 increment thereof.

“Additional Interest Amount” means an amount, to be paid on the applicable Dividend Payment Date, to each holder of record of new notes on the applicable Notice Date, equal to the amount of interest that would be paid on the aggregate principal amount of the notes held by such holder for a period of 90 days at a rate of 3.0% per annum, calculated on the basis of a 360-day year (without any compounding of such interest).

For example, if we were to pay a Permitted Dividend and the Fixed Charge Coverage Ratio was below 1.75 to 1, we would pay $3.38 million as additional interest to the holders of the notes (assuming $450 million of outstanding notes), $5.25 million as additional interest to the holders of the 10-1/8% senior notes due 2008 (assuming $700 million of outstanding notes) and $1.31 million as additional interest to the term loan lenders (assuming $174 million of outstanding term loans). Additional interest on the revolver would depend on the amounts outstanding under the revolver at that time.

Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock

On or after the Issue Date:

•	Equistar will not, and will not permit any of its Restricted Subsidiaries to incur any Indebtedness (including Acquired Debt);

•	Equistar will not, and will not permit any of its Restricted Subsidiaries to, issue any Disqualified Stock (including Acquired Disqualified Stock); and

•	Equistar will not permit any of its Restricted Subsidiaries that are not Subsidiary Guarantors to issue any shares of Preferred Stock (including Acquired Preferred Stock);

provided, however, that Equistar and the Subsidiary Guarantors may incur Indebtedness (including Acquired Debt) and Equistar and the Subsidiary Guarantors may issue shares of Disqualified Stock (including Acquired Disqualified Stock) if the Fixed Charge Coverage Ratio for Equistar’s most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under “—Reports” immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock or Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period, with any letters of credit and bankers’ acceptances being deemed to have an aggregate principal amount of Indebtedness equal to the maximum amount available thereunder.

The foregoing provisions will not apply to:

(i) the incurrence by Equistar of Indebtedness pursuant to the Credit Facility in an aggregate principal amount at any time outstanding not to exceed an amount equal to $800 million less the aggregate principal amount of all mandatory repayments (other than mandatory prepayments triggered solely by the issuance of Indebtedness or Preferred Stock of a Finance Subsidiary to refinance the Credit Facility) applied after August 24, 2001 to (a) repay loans (other than revolving credit loans) outstanding thereunder or (b) permanently reduce the revolving credit commitments thereunder (and the incurrence by its Subsidiaries of Guarantees thereof); provided that, if the aggregate principal amount of Indebtedness pursuant to the Credit Facility permitted to be incurred hereby is reduced as a result of any mandatory repayment made in connection with Equistar’s entry into a Receivables Facility, then such aggregate principal amount permitted to be incurred shall be increased by the amount of such previous reduction if and when such Receivables Facility is terminated;

(ii) the incurrence by Equistar and the Subsidiary Guarantors of Indebtedness represented by the notes (including any Additional Dividend Notes but not any Additional Notes) and Subsidiary Guarantees thereof;

(iii) the incurrence by Equistar and its Restricted Subsidiaries of Existing Indebtedness (other than Indebtedness of the type described in clauses (i), (ii), (v) through (xii) or (xiv) of this covenant);

(iv) the incurrence by Equistar or any of its Restricted Subsidiaries of any Permitted Refinancing in exchange for, or the Net Proceeds of which are used to extend, refinance, renew, replace, defease or refund, Indebtedness that was permitted to be incurred under the Fixed Charge Coverage Ratio test set forth above or clauses (ii) or (iii) above or (xiii) below or this clause (iv);

(v) the incurrence by Equistar or any of its Restricted Subsidiaries of intercompany Indebtedness between or among Equistar and any of its Restricted Subsidiaries; provided, however, that (i) if Equistar or any Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated by its terms to the prior payment in full in cash of all Obligations with respect to the notes or the Subsidiary Guarantee, as the case may be, and (ii)(A) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than Equistar or a Restricted Subsidiary and (B) any sale or other transfer of any such Indebtedness to a Person that is not either Equistar or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by Equistar or such Restricted Subsidiary, as the case may be;

(vi) the incurrence by Equistar or any Restricted Subsidiary of Hedging Obligations that are incurred for the purpose of (A) fixing or hedging interest rate or currency risk with respect to any fixed or floating rate Indebtedness that is permitted by the Indenture to be outstanding or any receivable or liability the payment of which is determined by reference to a foreign currency; provided that the notional principal amount of any such Hedging Obligation does not exceed the principal amount of the Indebtedness or any receivable or liability to which such Hedging Obligation relates or (B) managing fluctuations in the price or cost of raw materials, manufactured products or related commodities; provided that such obligations are entered into in the ordinary course of business to hedge or mitigate risks to which Equistar or any Restricted Subsidiary is exposed in the conduct of its business or the management of its liabilities (as determined by Equistar’s or such Restricted Subsidiary’s principal financial officer in the exercise of his or her good faith business judgment);

(vii) the issuance by any of Equistar’s Restricted Subsidiaries of shares of Preferred Stock to Equistar or a Wholly Owned Restricted Subsidiary; provided that (A) any subsequent issuance or transfer of Equity Interests that results in such Preferred Stock being held by a Person other than Equistar or a Wholly Owned Restricted Subsidiary or (B) the transfer or other disposition by Equistar or a Wholly Owned Restricted Subsidiary of any such shares to a Person other than Equistar or a Wholly Owned Restricted Subsidiary shall be deemed, in each case, to constitute an issuance of such Preferred Stock by such Subsidiary on such date that is not permitted by this clause (vii);

(viii) the incurrence by Equistar or any of its Restricted Subsidiaries of Indebtedness represented by tender, bid, performance, government contract, surety or appeal bonds, standby letters of credit and warranty and contractual service obligations of like nature, trade letters of credit or documentary letters of credit, in each case to the extent incurred in the ordinary course of business of Equistar or such Restricted Subsidiary;

(ix) the incurrence by any Restricted Subsidiary of Equistar of Indebtedness or the issuance by any Restricted Subsidiary of Preferred Stock, the aggregate principal amount (or accreted value, as applicable) or liquidation preference of which, together with all other Indebtedness and Preferred Stock of Equistar’s Restricted Subsidiaries at the time outstanding and incurred or issued in reliance upon this clause (ix), does not exceed $25 million;

(x) the issuance by any Finance Subsidiary of Preferred Stock with an aggregate liquidation preference not exceeding the amount of Indebtedness of Equistar held by such Finance Subsidiary; provided that the Fixed Charge Coverage Ratio for Equistar’s most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under “—Reports” immediately preceding the date on which such Preferred Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) as if such Preferred Stock had been issued at the beginning of such four-quarter period;

(xi) the incurrence of Indebtedness by Foreign Subsidiaries in the aggregate principal amount (or accreted value, as applicable) of which, together with all other Indebtedness at the time outstanding and incurred in reliance upon this clause (xi), does not exceed $10 million;

(xii) the Guarantee by Equistar or any Restricted Subsidiary of Indebtedness of Equistar or a Restricted Subsidiary that was permitted to be incurred by another provision of this covenant;

(xiii) Acquired Debt or Acquired Disqualified Stock; provided that such Indebtedness or Disqualified Stock was not incurred in connection with or in contemplation of such Person becoming a Restricted Subsidiary; and provided further that immediately after giving effect to such incurrence, the Fixed Charge Coverage Ratio for Equistar’s most recently ended four full fiscal quarters for which financial statements have been filed with the SEC pursuant to the covenant described below under “—Reports” immediately preceding the date of such incurrence would have been at least 2.0 to 1, determined on a pro forma basis (including giving pro forma effect to the applicable transaction related thereto);

(xiv) the incurrence by Equistar Funding of Indebtedness as a co-issuer of Indebtedness of Equistar that was permitted to be incurred by another provision of this covenant;

(xv) the incurrence of Indebtedness represented by industrial revenue bonds to finance capital expenditures incurred to reduce NOx emissions in the Houston/Galveston region pursuant to a Texas Natural Resource Conservation Commission plan; and

(xvi) the incurrence by Equistar or any Subsidiary Guarantor of Indebtedness or the incurrence of Disqualified Stock, the aggregate principal amount (or accreted value, as applicable) or liquidation preference of which, together with all other Indebtedness and Disqualified Stock at the time outstanding and incurred in reliance on this clause (xvi), does not exceed $100 million.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness or Preferred Stock meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (i) through (xvi) above or is entitled to be incurred pursuant to the first paragraph of this covenant, Equistar shall, in its sole discretion, classify such item of Indebtedness or Preferred Stock in any matter that complies with this covenant and such Indebtedness or Preferred Stock will be treated as having been incurred pursuant to the clauses or the first paragraph hereof, as the case may be, designated by Equistar. The amount of Indebtedness issued at a price which is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in accordance with GAAP.

The amount of Indebtedness outstanding under the Credit Facility for purposes of clause (i) of this covenant shall exclude any amounts paid as interest-in-kind in connection with a Permitted Dividend.

Limitation on Liens

Equistar will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien, except Permitted Liens, on any asset now owned or hereafter acquired, or any income or profits therefrom, unless all payments due under the Indenture and the notes are secured on an equal and ratable basis with the obligations so secured (or, if such obligations are subordinated by their terms to the notes or the Subsidiary Guarantees, prior to the obligations so secured) until such time as such obligations are no longer secured by a Lien.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Equistar will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any restriction on the ability of any Restricted Subsidiary to:

(i)    (a) pay dividends or make any other distributions to Equistar or any of its Restricted Subsidiaries (1) on its Capital Stock, or (2) with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to Equistar or any of its Restricted Subsidiaries;

(ii) make loans or advances to Equistar or any of its Restricted Subsidiaries; or

(iii) transfer any of its properties or assets to Equistar or any of its Restricted Subsidiaries;

except for such restrictions existing under or by reason of:

(a) existing agreements as in effect on the Issue Date;

(b) Indebtedness permitted by the Indenture to be incurred containing restrictions on the ability of Restricted Subsidiaries to consummate transactions of the types described in clauses (i), (ii) or (iii) above not materially more restrictive than those contained in the Indenture;

(c) the Indenture;

(d) applicable law;

(e) existing restrictions with respect to a Person acquired by Equistar or any of its Restricted Subsidiaries (except to the extent such restrictions were put in place in connection with or in contemplation of such acquisition), which restrictions are not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(f) customary non-assignment provisions in leases and other agreements entered into in the ordinary course of business;

(g) construction loans and purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions of the nature described in clause (iii) above on the property so constructed or acquired;

(h) in the case of clause (iii) above, restrictions contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such restrictions restrict the transfer of the property subject to such security agreements or mortgages;

(i) a Permitted Refinancing, provided that the restrictions contained in the agreements governing such Permitted Refinancing are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced (as conclusively evidenced by a resolution of the Partnership Governance Committee);

(j) customary restrictions on a Finance Subsidiary imposed in such Finance Subsidiary’s organizational documents or by the terms of its Preferred Stock;

(k) any restriction with respect to shares of Capital Stock of a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of such shares of Capital Stock or any restriction with respect to the assets of a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of such assets or all or substantially all the Capital Stock of such Restricted Subsidiary pending the closing of such sale or disposition;

(l) in the case of any Restricted Subsidiary that is a Joint Venture, customary restrictions on such Restricted Subsidiary contained in its joint venture agreement, which restrictions are consistent with the past practice of Equistar and its Restricted Subsidiaries (as conclusively evidenced by a resolution of the Partnership Governance Committee); and

(m) the Credit Facility and related documentation as the same is in effect on the Issue Date and as amended, modified, extended, renewed, refunded, refinanced, restated or replaced from time to time; provided that the Credit Facility and related documentation as so amended, modified, extended, reviewed, refunded, refinanced, restated or replaced is not materially more restrictive, taken as a whole, as to the matters enumerated above than the Credit Facility and related documentation as in effect on the Issue Date (as conclusively evidenced by a resolution of the Partnership Governance Committee).

For purposes of determining compliance with this covenant, in the event that a restriction meets the criteria of more than one of the categories of permitted restrictions described in clauses (a) through (m) above, Equistar shall, in its sole discretion, classify such restriction in any matter that complies with this covenant and such restriction will be treated as existing pursuant to the clauses designated by Equistar.

Limitation on Sale and Lease-Back Transactions

Equistar will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale and Lease-Back Transaction; provided that Equistar or any Restricted Subsidiary may enter into a Sale and Lease-Back Transaction if:

(a) Equistar or such Restricted Subsidiary, as the case may be, could have:

(i) incurred Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Lease-Back Transaction pursuant to the covenant described under the caption “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” (whether or not such covenant has ceased to be otherwise in effect as described below under “—Limitation of Applicability of Certain Covenants if Notes Rated Investment Grade”), and

(ii) incurred a Lien to secure such Indebtedness pursuant to the covenant described under the caption “—Limitation on Liens” without securing the notes; and

(b) the gross cash proceeds of such Sale and Lease-Back Transaction are at least equal to the fair market value (as conclusively determined by the Partnership Governance Committee) of the property that is the subject of such Sale and Lease-Back Transaction.

Line of Business

Equistar will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than Permitted Businesses, except to such extent as would not be material to Equistar and its Subsidiaries taken as a whole.

Transactions with Affiliates

Equistar will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make any contract, agreement, understanding, loan, advance or Guarantee with, or for the benefit of, any Affiliate, any Partner or any Affiliate of any Partner (each of the foregoing, an “Affiliate Transaction”), unless (i) the terms of such Affiliate Transaction are no less favorable to Equistar or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm’s-length transaction with a Person that is not an Affiliate of Equistar and (ii) Equistar delivers to the Trustee (a) with respect to any Affiliate Transaction involving aggregate consideration in excess of $10 million, a resolution of the Partnership Governance Committee set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Partnership Governance Committee and (b) with respect to any Affiliate Transaction involving aggregate consideration in excess of $25 million, an opinion as to the fairness to Equistar or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an investment banking firm of national standing; provided that:

(i) transactions or payments pursuant to any employment arrangements or employee, officer or director benefit plans or arrangements entered into by Equistar or any of its Restricted Subsidiaries in the ordinary course of business;

(ii) transactions between or among Equistar and/or its Restricted Subsidiaries;

(iii) customary loans, advances, fees and compensation paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of Equistar or any of its Restricted Subsidiaries;

(iv) transactions in the ordinary course of business between Equistar or any of its Restricted Subsidiaries and any Partner or Affiliate of any Partner, provided that, with respect to any such Affiliate Transaction involving aggregate consideration in excess of $25 million, such Affiliate Transaction complies with clause (i) of the initial paragraph hereof and has been approved by the Partnership Governance Committee, including a majority of the disinterested members (if any);

(v) sales (including a sale in exchange for a promissory note of or equity interest in such Accounts Receivable Subsidiary) of accounts receivable, related assets and the provision of billing, collection and other services in connection therewith, in each case, to an Accounts Receivable Subsidiary in connection with any Receivables Facility;

(vi) transactions pursuant to any contract or agreement in effect on the Issue Date, as the same may be amended, modified or replaced from time to time, so long as any such contract or agreement as so amended, modified or replaced is, taken as a whole, no less favorable to Equistar and its Restricted Subsidiaries in any material respect than the contract or agreement as in effect on the Issue Date (as conclusively evidenced by a resolution of the Partnership Governance Committee);

(vii) any transaction or series of transactions between Equistar or any Restricted Subsidiary and any of their Joint Ventures, provided that (a) such transaction or series of transactions is in the ordinary course of business between Equistar or such Restricted Subsidiary and such Joint Venture, and (b) with respect to any such Affiliate Transaction involving aggregate consideration in excess of $25 million, such Affiliate Transaction complies with clause (i) of the initial paragraph above and such Affiliate Transaction has been approved by the Partnership Governance Committee, including a majority of the disinterested members (if any); and

(viii) any Restricted Payment of the type described in clause (1) or (2) of the first paragraph of the covenant described under “—Restricted Payments” and any Permitted Dividend;

in each case, shall not be deemed to be Affiliate Transactions and therefore (except as otherwise specified in such clauses) not subject to the requirements of clauses (i) and (ii) of the initial paragraph above.

Limitation on Business Activities of Equistar Funding

Equistar Funding may not hold any assets, become liable for any obligations or engage in any business activities; provided that it may be a co-obligor with respect to the notes or any other Indebtedness issued by Equistar, and may engage in any activities directly related thereto or necessary in connection therewith. Equistar Funding shall be a Wholly Owned Restricted Subsidiary of Equistar at all times.

Guarantees by Restricted Subsidiaries

Equistar will not permit any Restricted Subsidiary that is not a Subsidiary Guarantor, directly or indirectly, to Guarantee or secure the payment of any other Indebtedness of Equistar or any of its Restricted Subsidiaries (except Indebtedness of such Restricted Subsidiary or a Restricted Subsidiary of such Restricted Subsidiary) unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for the Guarantee (a “Subsidiary Guarantee”) of the payment of the notes by such Restricted Subsidiary; provided that this paragraph shall not be applicable to:

(i) any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary;

(ii) Guarantees of Indebtedness of a Restricted Subsidiary that is a Foreign Subsidiary by a Restricted Subsidiary that is a Foreign Subsidiary; or

(iii) Equistar Funding.

If the guaranteed Indebtedness is subordinated in right of payment to the notes or any Subsidiary Guarantee, as applicable, pursuant to a written agreement to that effect, the Guarantee of such guaranteed Indebtedness must be subordinated in right of payment to the Subsidiary Guarantee to at least the extent that the guaranteed Indebtedness is subordinated to the notes.

Each Subsidiary Guarantee will be limited to the maximum amount that would not render the Subsidiary Guarantor’s obligations subject to avoidance under applicable fraudulent conveyance provisions of the United States Bankruptcy Code or any comparable provision of state law. By virtue of this limitation, a Subsidiary Guarantor’s obligation under its Subsidiary Guarantee could be significantly less than amounts payable with respect to the notes, or a Guarantor may have effectively no obligation under its Subsidiary Guarantee.

No Subsidiary Guarantor will be permitted to:

•	consolidate with or merge with or into any Person; or

•	sell, convey, transfer or dispose of, all or substantially all its assets as an entirety or substantially as an entirety, in one transaction or a series of related transactions, to any Person; or

•	permit any Person to merge with or into the Subsidiary Guarantor unless:

(A) the other Person is Equistar or any Wholly Owned Restricted Subsidiary that is a Subsidiary Guarantor or becomes a Subsidiary Guarantor concurrently with the transaction; or

(B) (1) either (x) the Subsidiary Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person expressly assumes by supplemental indenture all of the obligations of the Subsidiary Guarantor under its Subsidiary Guarantee; and (2) immediately after giving effect to the transaction, no Default has occurred and be continuing; or

(C) the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of the Subsidiary Guarantor (in each case other than to Equistar or a Restricted Subsidiary) otherwise permitted by the Indenture.

The Subsidiary Guarantee of a Subsidiary Guarantor will terminate upon:

(1) a sale or other disposition (including by way of consolidation or merger) of the Subsidiary Guarantor or the sale or disposition of all or substantially all the assets of the Subsidiary Guarantor (other than to Equistar or a Restricted Subsidiary) otherwise permitted by the Indenture;

(2) the cessation of the circumstances requiring the Subsidiary Guarantee;

(3) the designation in accordance with the Indenture of the Subsidiary Guarantor as an Unrestricted Subsidiary; or

(4) defeasance or discharge of the notes, as provided in “—Defeasance and Discharge.”

Accounts Receivable Facilities

Equistar may, and any of its Restricted Subsidiaries may, sell (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) at any time and from time to time, accounts receivable and related assets to any Accounts Receivable Subsidiary; provided that the aggregate consideration received in each such sale is at least equal to the aggregate fair market value of the receivables sold.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any new notes are outstanding, Equistar will furnish to each Trustee and the holders of the new notes:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Equistar were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by Equistar’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Equistar were required to file such reports.

In addition, whether or not required by the rules and regulations of SEC, Equistar will file a copy of all such information and reports with the SEC for public availability and make such information available to securities analysts and prospective investors upon request.

Further, the issuers have agreed that, for so long as any new notes remain outstanding, they will furnish to the holders and to securities analysts and prospective investors, upon their request, the information, if any, required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Limitation of Applicability of Certain Covenants if Notes Rated Investment Grade

Notwithstanding the foregoing, the issuers’ obligations to comply with the provisions of the Indenture described above under the captions “—Repurchase at Option of Holders—Asset Sales” and “—Covenants—Transactions with Affiliates,” “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock,” “—Restricted Payments,” “—Additional Interest upon Payment of Certain Permitted Dividends,” “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries,” “—Line of Business,” “—Guarantees by Restricted Subsidiaries” and “—Accounts Receivable Facilities” will terminate and cease to have any further effect from and after the first date when new the notes are rated Investment Grade.

Consolidation, Merger and Sale of Assets

Equistar

Equistar may not consolidate with or merge into, or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its assets in one or more related transactions to, any Person, or permit any Person to merge with or into it unless each of the following conditions is satisfied:

(1) immediately after giving effect to such transaction and any related incurrence of Indebtedness or issuance of Disqualified Stock, no Default or Event of Default shall have occurred and be continuing;

(2) either (i) Equistar shall be the continuing Person, or (ii) the entity formed by such consolidation or into which Equistar is merged, or the Person to which such properties and assets will have been conveyed, transferred or leased, assumes Equistar’s obligation as to the due and punctual payment of the principal of (and premium, if any, on) and interest, if any, on the notes and the performance and observance of every covenant to be performed by Equistar under the Indenture, the notes and the Registration Rights Agreement; any such entity will be organized under the laws of the United States, one of the States thereof or the District of Columbia;

(3) Equistar or the entity or the Person formed by or surviving any such consolidation or merger (if other than Equistar), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made:

(A) except in the case of a merger or consolidation with, or a sale, assignment, transfer, conveyance or other disposition to, a Permitted Holder, will have a Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of Equistar immediately preceding the transaction; and

(B) except with respect to a consolidation or merger of Equistar with or into a Person that has no outstanding Indebtedness, will, at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, (i) have a Fixed Charge Coverage Ratio of at least 2.0 to 1 or (ii) have a greater Fixed Charge Coverage Ratio than Equistar’s Fixed Charge Coverage Ratio immediately before the transaction; and

(4) each of the issuers has delivered to the Trustee an Officers’ Certificate and Opinion of Counsel stating that the transaction complies with these conditions.

The foregoing shall not prohibit the merger or consolidation of a Wholly Owned Restricted Subsidiary with Equistar; provided that, in connection with any such merger or consolidation, no consideration, other than Qualified Equity Interests in the surviving Person or Equistar, shall be issued or distributed to the holders of Equity Interests of Equistar.

The sale, assignment, transfer, conveyance or other disposition by Equistar of all or substantially all its property or assets taken as a whole to one or more of Equistar’s Subsidiaries shall not relieve Equistar from its obligations under the Indenture and the notes. In addition, Equistar will not lease all or substantially all its assets in one or more related transactions to another Person.

Equistar Funding

Equistar Funding shall not consolidate with, merge into, sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets to, any Person, or permit any Person to merge with or into Equistar Funding unless:

(1) concurrently therewith, a corporate Wholly Owned Restricted Subsidiary of Equistar organized and validly existing under the laws of the United States of America or any jurisdiction thereof (which may be the continuing Person as a result of such transaction) shall expressly assume, by a supplemental Indenture, executed and delivered to the Trustee and in form and substance satisfactory to the Trustee, all of the obligations of an issuer under the notes, the Indenture and the registration rights agreement; or

(2) after giving effect thereto, at least one obligor on the notes shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof; and

(3) immediately after such transaction, no Default or Event of Default shall have occurred and be continuing.

Events of Default

Each of the following constitutes an Event of Default with respect to the new notes:

(1) default for 30 days in the payment when due of interest (including the issuance of Additional Dividend Notes) or liquidated damages on the new notes;

(2) default in payment when due of the principal of or premium on, if any, the new notes issued thereunder, at maturity or otherwise;

(3) failure by the issuers to comply with the provisions described under the captions “—Repurchase at Option of Holders—Change of Control,” “—Repurchase at Option of Holders—Asset Sales” or “—Consolidation, Merger and Sale of Assets;”

(4) failure by the issuers for 60 days after notice by the Trustee or holders of at least 25% in principal amount of the new notes then outstanding issued thereunder to comply with any of the other agreements in the Indenture or the new notes;

(5) any default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by Equistar or any of its Significant Subsidiaries (or any Indebtedness for money borrowed Guaranteed by Equistar or any of its Significant Subsidiaries if Equistar or a Significant Subsidiary does not perform its payment obligations under such Guarantee within any grace period provided for in the documentation governing such Guarantee), whether such Indebtedness or Guarantee exists on the Issue Date or is thereafter created, which default (a) constitutes a Payment Default or (b) results in the acceleration of such Indebtedness prior to its Stated Maturity, and in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or that has been so accelerated, aggregates $50 million or more;

(6) failure by Equistar or any of its Significant Subsidiaries to pay a final judgment or final judgments aggregating in excess of $50 million, which judgment or judgments are not paid, discharged or stayed, for a period of 60 days;

(7) certain events of bankruptcy or insolvency with respect to Equistar or any of its Significant Subsidiaries; and

(8) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under the Subsidiary Guarantees.

If an Event of Default (other than an Event of Default specified in clause (7) above that occurs with respect to Equistar, Equistar Funding or any Subsidiary Guarantor) occurs and is continuing under the Indenture, the Trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to Equistar (and to the Trustee if such notice is given by the holders), may, and the Trustee at the request of such holders shall, declare the principal of and premium, if any, and accrued interest and liquidated damages, if any, on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal, premium, if any, and accrued interest and liquidated damages, if any, shall be immediately due and payable. If an Event of Default specified in clause (7) above occurs with respect to Equistar, Equistar Funding or any Subsidiary Guarantor, the principal of and premium, if any, and accrued interest and liquidated damages, if any, on the notes then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder.

The holders of at least a majority in principal amount of the new notes then outstanding, voting together with any outstanding notes then outstanding, by written notice to Equistar and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:

(i) all existing Events of Default, other than the nonpayment of the principal of and premium, if any, and interest and liquidated damages, if any, on such notes that have become due solely by such declaration of acceleration, have been cured or waived; and

(ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

For information as to the waiver of defaults, see “—Modification and Waiver.”

The holders of at least a majority in aggregate principal amount of the new notes then outstanding voting together with any outstanding notes then outstanding, may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of the notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of the notes. A holder may not pursue any remedy with respect to the Indenture or the notes unless:

(1) the holder gives the Trustee written notice of a continuing Event of Default;

(2) the holders of at least 25% in aggregate principal amount of notes then outstanding make a written request to the Trustee to pursue the remedy;

(3) such holder or holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the holders of at least a majority in aggregate principal amount of the notes then outstanding do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of a note to receive payment of the principal of or premium, if any, interest or liquidated damages, if any, on such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the holder.

The Indenture requires certain officers of the issuers to certify, on or before a date not more than 120 days after the end of each fiscal year, that they have conducted or supervised a review of the activities of Equistar and its Restricted Subsidiaries and Equistar’s and its Restricted Subsidiaries’ performance under such Indenture and that, to the best of such officers’ knowledge, based upon such review, Equistar has fulfilled all obligations thereunder or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Equistar is also obligated to notify the Trustee promptly of any default or defaults in the performance of any covenants or agreements under any Indenture.

Modification and Waiver

The Indenture permits the issuers and the Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the new notes and any outstanding notes that are not exchanged for new notes, to execute supplemental indentures adding any provisions to or changing or eliminating any provisions of the Indenture or modifying the rights of such holders. However, no modification or amendment may, without the consent of each holder affected thereby:

(1) change the Stated Maturity of the principal of, or any installment of interest on, any note;

(2) reduce the principal amount of or premium, if any, or interest or liquidated damages, if any, on any note;

(3) reduce any amount payable on redemption of the notes or upon the occurrence of an Event of Default or reduce the Change of Control Payment or the amount to be paid in connection with an Asset Sale Offer;

(4) change the place or currency of payment of principal of or premium, if any, or interest or liquidated damages, if any, on any note;

(5) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any note;

(6) reduce the above-stated percentage of outstanding notes the consent of whose holders is necessary to modify or amend the Indenture;

(7) waive a default in the payment of principal of or premium, if any, or interest or liquidated damages, if any, on the notes (except as set forth under the caption “—Events of Default”);

(8) reduce the percentage or aggregate principal amount of outstanding notes the consent of whose holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults;

(9) modify or change any provision of the Indenture affecting the ranking of the notes or the Subsidiary Guarantees in a manner adverse to the holders of the notes; or

(10) release any Subsidiary Guarantor from any of its obligations under its Subsidiary Guarantee or the Indenture other than in accordance with the provisions of the Indenture, or amend or modify any provision relating to such release.

Neither Equistar nor any of its Subsidiaries or Affiliates will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes unless such consideration is offered to be paid or agreed to be paid to all holders of such notes that consent, waive or agree to amend such term or provision in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Modification and amendment of the Indenture may be made by the issuers and the Trustee without the consent of any holder, for any of the following purposes:

(1) to cure any ambiguity, omission, defect or inconsistency in the Indenture;

(2) to provide for the assumption by a successor of a issuer of its obligations under the Indenture;

(3) to provide for uncertificated notes, subject to certain conditions;

(4) to secure the notes under the Indenture, to add Subsidiary Guarantees with respect to the notes, or to confirm and evidence the release, termination or discharge of any such security or Subsidiary Guarantee when such release, termination or discharge is permitted by the Indenture;

(5) to add to the covenants of the issuers for the benefit of the holders of the notes or to surrender any right or power conferred upon the issuers;

(6) to provide for or confirm the issuance of Additional Notes or Additional Dividend Notes;

(7) to make any other change that does not adversely affect the rights of any holder; or

(8) to comply with any requirement of the SEC in connection with qualification of the Indenture under the Trust Indenture Act or otherwise.

Defeasance and Discharge

The issuers may discharge their obligations under the notes and the Indenture by irrevocably depositing in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the notes to maturity or redemption within one year, subject to meeting certain other conditions.

The Indenture provides that the issuers may elect either (i) to defease and be discharged from any and all obligations with respect to all or a portion of the notes of any series (except for, among other matters, the obligations to register the transfer of or exchange notes, replace temporary or mutilated, destroyed, lost or stolen notes of such series, maintain an office or agency in respect of such notes and hold moneys for payment in trust) (“legal defeasance”); or (ii) to be released from their obligations with respect to most of the covenants and under clauses (1) and (3) of “—Consolidation, Merger and Sale of Assets—Equistar” (and the events listed in clauses (5), (6) and (8) under “—Events of Default” will no longer constitute Events of Default), and any omission to comply with such obligations does not constitute a Default or an Event of Default with respect to such notes (“covenant defeasance”), in either case upon the irrevocable deposit by the issuers with the Trustee (or other qualifying trustee), in trust, of (i) an amount in cash; (ii) U.S. Government Obligations that, through the payment of principal and interest in accordance with their terms, will provide money in an amount; or (iii) a combination thereof in an amount, sufficient to pay the principal of (and premium, if any, on) and interest, if any, to Stated Maturity (or redemption) on such notes, on the scheduled due dates therefor.

Such a trust may only be established if, among other things, the issuers have delivered to the Trustee an Opinion of Counsel to the effect that the holders of such notes will not recognize income, gain or loss for United States federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture. The defeasance would in each case be effective when 123 days have passed since the date of the deposit in trust.

In the case of either discharge or defeasance, the Subsidiary Guarantees, if any, will terminate.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of Equistar, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the applicable Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee is required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of its own affairs. Subject to such provisions, the Trustee is not under any obligation to exercise any rights or powers under the Indenture at the request of any holder of notes, unless such holder shall have offered to the applicable Trustee security and indemnity satisfactory to it against any loss, liability or expense.

No Personal Liability of Directors, Officers, Employees, Stockholders and Partners

No director, officer, employee, incorporator, partner, member of the Partnership Governance Committee or holder of Capital Stock of either issuer or any Subsidiary Guarantor, as such, has any liability for any obligations of the issuers and the Subsidiary Guarantors under the notes, the Subsidiary Guarantees, or the Indenture or for any claim based on, in respect of, or by reason of, such obligations. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. This waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Payment, Transfer and Exchange

The issuers are required to maintain an office or agency at which the principal of (and premium, if any, on), interest and liquidated damages, if any, on the notes will be payable. The issuers initially designated the office of the agent of the Trustee in New York City as an office where such principal, premium, interest and liquidated damages, if any, will be payable. The issuers may from time to time designate additional offices or agencies, approve a change in the location of any office or agency and rescind the designation of any office or agency.

All moneys paid by the issuers to the Trustee or a Paying Agent for the payment of principal of (or premium, if any, on) or interest, if any, on any notes that remain unclaimed for two years after such principal, premium or interest becomes due and payable will be repaid to the issuers, and the holder of such notes will (subject to applicable abandoned property or similar laws) thereafter, as an unsecured general creditor, look only to the issuers.

Subject to the terms of the Indenture, notes may be presented for registration of transfer and for exchange (i) at each office or agency required to be maintained by the issuers, as described above, and (ii) at each other office or agency that the issuers may designate from time to time for such purposes. Registration of transfers and exchanges will be effected if the transfer agent is satisfied with the evidence of ownership and identity of the Person making the request and if the transfer form thereon is duty executed and the transfer agent is otherwise satisfied that the transfer is being made in accordance with the Indenture and applicable law.

No service charge will be made for any registration of transfer or exchange of notes, but the issuers may require payment of any tax or other governmental charge payable in connection therewith.

Book-Entry, Delivery and Form

The new notes will initially be represented by one or more permanent global notes in definitive, fully registered book-entry form (the “Global Notes”) and registered in the name of a nominee of DTC. The Global Notes will be deposited on behalf of the acquirors of the new notes with a custodian for DTC for credit to the respective accounts of acquirors or such other accounts as they direct DTC. See “The Exchange Offer—Procedures for Tendering—Book-Entry Transfer.”

The Global Notes

We expect that under procedures established by DTC, upon deposit of the Global Notes with DTC or its custodian, DTC will credit on its internal system a portion of the Global Notes that shall be composed of the corresponding respective amounts of the Global Notes to the respective accounts of persons who have accounts with the depository.

Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the new notes represented by such Global Note for all purposes under the Indenture and under the new notes represented thereby. Except as provided below, owner of beneficial interest in Global Notes will not:

•	be entitled to have new notes represented by Global Notes registered in their names,

•	receive or be entitled to receive physical deliver of certificated new notes or

•	be considered the owners or holders of the Global Notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee.

Payments of the principal of, and interest on, a Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the issuers, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of a Global Note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

We expect that DTC will take any action permitted to be taken by a holder of new notes only at the direction of one or more participants to whose account the DTC interests in a Global Note is credited and only in respect of such portion of the aggregate principal amount of new notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the new notes, DTC will exchange the applicable Global Note for Certificated Notes, which it will distribute to its participants.

If DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the issuers within 90 days, we will issue Certificated Notes, in exchange for the Global Notes. Holders of an interest in a Global Note may receive Certificated Notes, at the option of Equistar, in accordance with the DTC’s rules and procedures in addition to those provided for under the Indenture.

Description of DTC

The description of the operations of DTC set forth below is provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change from time to time. We do not take any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. DTC’s direct Participants include:

•	securities brokers and dealers;

•	banks and trust companies; and

•	clearing corporations and certain other organizations.

Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”). Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

Same Day Settlement and Payment

The Indenture requires that payments in respect of the new notes represented by the global notes be made by wire transfer of immediately available funds to the accounts specified by holders of the Global Notes. With respect to new notes in certificated form, the issuers will make all payments at the agency or office maintained by us for that purpose or, at our option, by mailing a check to each holder’s registered address.

The rules applicable to DTC and its participants are on file with the SEC.

The notes represented by the Global Notes are expected to be eligible to trade in The PORTAL Market and to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated notes will also be settled in immediately available funds.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the issuers that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Governing Law

The Indenture, including any Subsidiary Guarantees and the new notes shall be governed by, and construed in accordance with, the laws of the State of New York.

Definitions

“Accounts Receivable Subsidiary” means any Wholly Owned Subsidiary of Equistar (i) which is formed solely for the purpose of, and which engages in no activities other than activities in connection with, financing accounts receivable of Equistar and/or its Restricted Subsidiaries, (ii) which is designated by Equistar as an Accounts Receivables Subsidiary pursuant to an Officers’ Certificate delivered to the Trustee, (iii) no portion of Indebtedness or any other obligation (contingent or otherwise) of which is at any time recourse to or obligates Equistar or any Restricted Subsidiary in any way, or subjects any property or asset of Equistar or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to (1) representations, warranties and covenants (or, any indemnity with respect to such representations, warranties and covenants) entered into in the ordinary course of business in connection with the sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable to such Accounts Receivable Subsidiary or (2) any Guarantee of any such accounts receivable financing by Equistar or any Restricted Subsidiary that is permitted to be incurred pursuant to the covenants described under the caption entitled “—Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and “—Restricted Payments,” (iv) with which neither Equistar nor any Restricted Subsidiary of Equistar has any contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings entered into in the ordinary course of business in connection with the sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable in accordance with the covenant described under the caption “—Covenants—Accounts Receivable Facilities” and fees payable in the ordinary course of business in connection with servicing accounts receivable and (v) with respect to which neither Equistar nor any Restricted Subsidiary of Equistar has any obligation (a) to subscribe for additional shares of Capital Stock or other Equity Interests therein or make any additional capital contribution or similar payment or transfer thereto other than in connection with the sale (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable to such Accounts Receivable Subsidiary in accordance with the covenant described under “—Covenants—Accounts Receivable Facilities” or (b) to maintain or preserve the solvency, any balance sheet term, financial condition, level of income or results of operations thereof.

“Acquired Debt” means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquired Disqualified Stock” means, with respect to any specified Person, Disqualified Stock of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Disqualified Stock incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person.

“Acquired Preferred Stock” means, with respect to any specified Person, Preferred Stock of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Preferred Stock incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person.

“Additional Assets” means (a) Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Equistar or another Restricted Subsidiary from any Person other than Equistar or an Affiliate of Equistar, (b) any controlling interest or joint venture interest in another business or (c) any other asset (other than securities, cash, Cash Equivalents, or other current assets) to be owned by Equistar or any Restricted Subsidiary.

“Affiliate” of any specified Person means any other Person directly or indirectly, through one or more intermediaries, controlling or controlled by or under direct or indirect common control with such specified Person. For the purpose of this definition, “control” when used with respect to any specified Person means the possession, direct or indirect, of the power to manage or direct or cause the direction of the management and policies of such Person directly or indirectly, whether through the ownership of voting stock, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Sale” means (i) the sale, lease, conveyance or other disposition (other than the creation of a Lien) of any assets (other than the disposition of inventory or equipment in the ordinary course of business consistent with industry practices or the disposition of Cash Equivalents) (provided that the sale, conveyance or other disposition of all or substantially all the assets of Equistar and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Consolidation, Merger and Sale of Assets” and not by the provisions of the Asset Sale covenant), (ii) the sale by Equistar or any of its Restricted Subsidiaries of Equity Interests of any of Equistar’s Restricted Subsidiaries, Unrestricted Subsidiaries or Joint Ventures and (iii) the issuance by any of Equistar’s Restricted Subsidiaries of Equity Interests of such Restricted Subsidiary, in the case of clauses (i), (ii) or (iii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $25 million or (b) for Net Proceeds in excess of $25 million. Notwithstanding the foregoing: (a) a transfer of assets by Equistar to a Restricted Subsidiary or by a Restricted Subsidiary to Equistar or to another Restricted Subsidiary; (b) an issuance of Equity Interests by a Restricted Subsidiary to Equistar or to another Restricted Subsidiary; (c) an issuance of Preferred Stock by a Finance Subsidiary that is permitted by the covenant described under the caption “—Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock;” (d) sales (including a sale in exchange for a promissory note of or Equity Interest in such Accounts Receivable Subsidiary) of accounts receivable, related assets to an Accounts Receivable Subsidiary in connection with any Receivables Facility; (e) Sale and Lease-Back Transactions; and (f) Restricted Payments (and Permitted Dividends payable in cash) permitted by the covenant described under “—Covenants—Restricted Payments” and Permitted Investments will not be deemed to be an Asset Sale.

“Attributable Debt” in respect of a Sale and Lease-Back Transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Lease-Back Transaction (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means (i) in the case of a corporation, corporate stock, (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership, partnership interests (whether general or limited) and (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means (a) United States dollars, (b) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (c) demand deposits, time deposits and certificates of deposit with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year from the date of acquisition and overnight bank deposits, in each case with any bank or trust company organized or licensed under the laws of the United States or any State thereof having capital, surplus and undivided profits in excess of $250 million, (d) repurchase obligations with a term of not more than seven days for underlying securities of the type described in clauses (b) and (c) above entered into with any financial institution meeting the qualifications specified in clause (c) above, (e) commercial paper rated as least P-1 or A-1 by Moody’s or Standard & Poor’s, respectively, (f) investments in any U.S. dollar-denominated money market fund as defined by Rule 2a-7 of the General Rules and Regulations promulgated under the Investment Company Act of 1940 and (g) in the case of a Foreign Subsidiary, substantially similar investments denominated in foreign currencies (including similarly capitalized foreign banks).

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period, plus in each case, without duplication:

(i) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period (including any provision for taxes on the Net Income of any Joint Venture that is a pass-through entity for federal income tax purposes, to the extent such taxes are paid or payable by such Person or any of its Restricted Subsidiaries), to the extent that such provision for taxes was included in computing such Consolidated Net Income;

(ii) the Fixed Charges of such Person and its Restricted Subsidiaries for such period, to the extent that such Fixed Charges were deducted in computing such Consolidated Net Income;

(iii) depreciation and amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation and amortization were deducted in computing such Consolidated Net Income; and

(iv) any non-cash charges reducing Consolidated Net Income for such period (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period); minus

(v) any non-cash items increasing Consolidated Net Income for such period; minus

(vi) the lesser of (x) the aggregate amount of all Investments made by Equistar or any of its Restricted Subsidiaries in any Joint Venture during the period under clause (f) of the second paragraph of the covenant described under “—Covenants—Restricted Payments” and (y) the aggregate amount of Net Income (but not loss) of any such Joint Venture referred to in clause (x) of this clause (vi) included in calculating Equistar’s Consolidated Net Income during such period;

in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the foregoing, the provision for taxes on the income or profits of, and the depreciation and amortization of, a Restricted Subsidiary of the referent Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(i) the Net Income of any Person that is not a Restricted Subsidiary shall be included only to the extent of the lesser of (x) the amount of dividends or distributions paid in cash (but not by means of a loan) to the referent Person or a Restricted Subsidiary thereof or (y) the referent Person’s (or, subject to clause (ii), a Restricted Subsidiary of the referent Person’s) proportionate share of the Net Income of such other Person;

(ii) the Net Income (but not loss) of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders;

(iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

(iv) the cumulative effect of a change in accounting principles shall be excluded.

“Consolidated Net Tangible Assets” shall mean the total amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and (b) all goodwill, trade names, trademarks, patents, purchased technology, unamortized debt discount and other like intangible assets, all as set forth on the most recent financial statements of Equistar and its consolidated Subsidiaries filed with the Commission pursuant to the covenant described under “—Covenants—Reports” and computed in accordance with GAAP.

“Consolidated Net Worth” means, with respect to any Person as of any date, the sum, without duplication, of:

(i) the consolidated equity of holders of Capital Stock (other than Preferred Stock and Disqualified Stock) of such Person and its consolidated Restricted Subsidiaries as of such date; plus

(ii) the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of Preferred Stock (other than Disqualified Stock) less

(iii) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made in accordance with GAAP as a result of the acquisition of such business) subsequent to the Issue Date in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of such Person; and excluding

(iv) the cumulative effect of a change in accounting principles; all as determined in accordance with GAAP.

“Credit Facility” means that certain Amended and Restated Credit Agreement dated as of August 24, 2001 by and among Equistar, the lenders party thereto and Bank of America, N.A. and JPMorgan Chase Bank, as administrative agents, including any related notes, instruments and agreements executed in connection therewith, as amended, restated, modified, extended, renewed, refunded, replaced or refinanced, in whole or in part, from time to time, whether or not with the same lenders or agents.

“Default” means any event that is, or with the giving of notice or the lapse of time, or both, would constitute an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date on which the notes mature; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the date on which the notes mature shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in “—Repurchase at Option of Holders—Asset Sales” and “—Change of Control” covenants described above and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to Equistar’s repurchase of such notes as are required pursuant to such covenants. The “liquidation preference” of any Disqualified Stock shall be the amount payable thereon upon liquidation prior to any payment to holders of common stock or, if none, the amount payable by the issuer thereof upon maturity or mandatory redemption.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Existing Indebtedness” means Indebtedness of Equistar and its Restricted Subsidiaries in existence, and considered Indebtedness of Equistar or any of its Restricted Subsidiaries, on the Issue Date, until such amounts are repaid, including all reimbursement obligations with respect to letters of credit outstanding as of the Issue Date.

“Finance Subsidiary” means a Restricted Subsidiary of Equistar, all the Capital Stock of which (other than Preferred Stock) is owned by Equistar and/or one or more Wholly-Owned Restricted Subsidiaries thereof that does not engage in any activity other than:

(i) holding of Indebtedness of Equistar and/or one or more Wholly-Owned Restricted Subsidiaries thereof;

(ii) the issuance of Capital Stock; and

(iii) any activity necessary, incidental or related to the foregoing.

“Fixed Charge Coverage Ratio” means with respect to any Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that Equistar or any of its Restricted Subsidiaries or any other applicable Person incurs, assumes or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption or redemption of Indebtedness or such issuance or redemption of Disqualified Stock or Preferred Stock as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of making the calculation referred to above:

(i) acquisitions that have been made by Equistar or any of its Restricted Subsidiaries or any other applicable Person, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period;

(ii) the Consolidated Cash Flow and Fixed Charges attributable to operations or businesses disposed of prior to the Calculation Date, shall be excluded, but, in the case of such Fixed Charges, only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the referent Person or any of its Restricted Subsidiaries following the Calculation Date; and

(iii) if since the beginning of the four-quarter reference period any Person was designated as an Unrestricted Subsidiary or redesignated as or otherwise became a Restricted Subsidiary, such event shall be deemed to have occurred on the first day of the four-quarter reference period.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(i) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, determined in accordance with GAAP;

(ii) all commissions, discounts and other fees and charges incurred in respect of letters of credit or bankers’ acceptance financings, determined in accordance with GAAP, and net payments or receipts (if any) pursuant to Hedging Obligations of the types described in clauses (i) through (iii) of the definition thereof to the extent such Hedging Obligations relate to Indebtedness that is not itself a Hedging Obligation;

(iii) the consolidated interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(iv) any interest expense on Indebtedness of another Person (other than Non-Recourse Indebtedness of a Joint Venture that is not a Restricted Subsidiary or Unrestricted Subsidiary secured by a Limited-Recourse Stock Pledge) that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Guarantee or Lien is called upon);

(v) amortization or write-off of debt discount in connection with any Indebtedness of Equistar and its Restricted Subsidiaries, on a consolidated basis in accordance with GAAP, other than amortization of deferred financing costs incurred on or prior to the Issue Date; and

(vi) the product of (a) all dividend payments (other than any payments to the referent Person or any of its Restricted Subsidiaries and any dividends payable in the form of Qualified Equity Interests) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries, times (b) (x) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP or (y) if the dividends are deductible by such Person for income tax purposes, one;

provided that interest payments on Indebtedness of a Joint Venture shall, in each case, not be deemed Fixed Charges of Equistar or any Restricted Subsidiary as of any date of determination when such Indebtedness is not considered Indebtedness of Equistar or any Restricted Subsidiary of Equistar shall not be deemed Fixed Charges of Equistar or any Restricted Subsidiary.

“Foreign Subsidiary” means any Restricted Subsidiary that is not organized under the laws of the United States, any State thereof or the District of Columbia.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as in effect on August 24, 2001.

“General Partner” means a Restricted Subsidiary of Equistar or any of its Restricted Subsidiaries that has no assets and conducts no operations other than its ownership of a general partnership interest in a Joint Venture.

“Guarantee” means any obligation, contingent or otherwise, of any Person, directly or indirectly, guaranteeing any Indebtedness or Disqualified Stock of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or Disqualified Stock of such other Person (including those arising by virtue of partnership arrangements (other than with respect to the obligations of a Joint Venture, solely by virtue of a Restricted Subsidiary of Equistar being the General Partner of such Joint Venture if, as of the date of determination, no payment on such Indebtedness or obligation has been made by such General Partner of such Joint Venture and such arrangement would not be classified and accounted for, in accordance with GAAP, as a liability on a consolidated balance sheet of Equistar)) or (ii) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or Disqualified Stock of the payment thereof or to protect such obligee against loss in respect thereof in whole or in part (including by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, to maintain financial statement conditions or otherwise); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under (i) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, (ii) forward foreign exchange contracts or currency swap agreements, (iii) other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency values and (iv) commodity price protection agreements or commodity price hedging agreements designed to manage fluctuations in prices or costs in raw materials, manufactured products or related commodities.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume or Guarantee such Indebtedness. If any Person becomes a Restricted Subsidiary on any date after the Issue Date (including by redesignation of an Unrestricted Subsidiary), the Indebtedness and Capital Stock of such Person outstanding on such date will be deemed to have been Incurred by such Person on such date for purposes of the covenant described under “—Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock”, but will not be considered the sale or issuance of Equity Interests for purposes of the covenant described under “—Repurchase at Option of Holders—Asset Sales.” The accretion of original issue discount or payment of interest in kind will not be considered an incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person,

•	any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments;

•	letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances;

•	Capital Lease Obligations and Attributable Debt in respect of Sale and Lease-Back Transactions;

•	the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; and

•	net Hedging Obligations,

if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet of such Person prepared in accordance with GAAP, as well as

•	all indebtedness of others secured by a Lien on any asset of such Person whether or not such indebtedness is assumed by such Person; provided that, for purposes of determining the amount of any Indebtedness of the type described in this clause, if recourse with respect to such Indebtedness is limited to such asset, the amount of such Indebtedness shall be limited to the lesser of the fair market value of such asset or the amount of such Indebtedness; and

•	to the extent not otherwise included, the Guarantee by such Person of any indebtedness of the types described above of any other Person.

The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof, in the case of any Indebtedness that does not require current payments of interest and (ii) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

Notwithstanding the foregoing, a Limited Recourse Stock Pledge shall not be considered Indebtedness of Equistar or any of its Restricted Subsidiaries.

“Investment Grade” means a rating of BBB- or higher by Standard & Poor’s and Baa3 or higher by Moody’s or the equivalent of such ratings by Standard & Poor’s or Moody’s. In the event that Equistar shall select any other Rating Agency pursuant to the provisions of the definition thereof, the equivalent of such ratings by such Rating Agency shall be used.

“Investments” means, with respect to any Person, all investments by such Person in another Person (including an Affiliate of such Person) in the form of direct or indirect loans, advances or extensions of credit to such other Person (including any Guarantee by such Person of the Indebtedness or Disqualified Stock of such other Person) or capital contributions or purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities of such other Person, together with all items that are or would be classified as investments of such investing Person on a balance sheet prepared in accordance with GAAP; provided that:

(i) trade credit and accounts receivable in the ordinary course of business;

(ii) commissions, loans, advances, fees and compensation paid in the ordinary course of business to officers, directors and employees; and

(iii) reimbursement obligations in respect of letters of credit and tender, bid, performance, government contract, surety and appeal bonds,

in each case solely with respect to obligations of Equistar or any of its Restricted Subsidiaries shall not be considered Investments.

If Equistar or any Restricted Subsidiary of Equistar sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Equistar such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Equistar, Equistar shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the first paragraph of the covenant described above under the caption “—Covenants—Restricted Payments.”

“Issue Date” means the date on which the notes are initially issued under the Indenture.

“Joint Venture” means any joint venture between Equistar or any Restricted Subsidiary and any other Person, whether or not such joint venture is a Subsidiary of Equistar or any Restricted Subsidiary.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, and any lease in the nature thereof) or the assignment or conveyance of any right to receive income therefrom.

“Limited Recourse Stock Pledge” means the pledge of Equity Interests in any Joint Venture (that is not a Restricted Subsidiary) or any Unrestricted Subsidiary to secure Non-Recourse Debt of such Joint Venture or Unrestricted Subsidiary, which pledge is made by a Restricted Subsidiary of Equistar, the activities of which are limited to making and managing Investments, and owning Equity Interests, in such Joint Venture or Unrestricted Subsidiary, but only for so long as its activities are so limited.

“Lyondell” means Lyondell Chemical Company, any successor of Lyondell that is a Permitted Holder or any Subsidiary of Lyondell.

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends, excluding, however,

(i) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with

(a) any Asset Sale or any disposition pursuant to a Sale and Lease-Back Transaction or

(b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and

(ii) any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds (excluding any proceeds deemed to be “cash” pursuant to the covenant described above under “—Repurchase at Option of Holders—Asset Sales”) received by Equistar or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions) and any relocation expenses incurred as a result thereof, (ii) taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), (iii) amounts required to be paid to holders of minority interests in Restricted Subsidiaries or Joint Ventures as a result of such Asset Sale, (iv) amounts required to be applied to the repayment of Indebtedness (other than Indebtedness under the Credit Facility) secured by a Lien on any asset sold in such Asset Sale, or which must by the terms of such Lien or by applicable law be repaid out of the proceeds of such Asset Sale, (v) all payments made with respect to liabilities directly associated with the assets which are the subject of the Asset Sale, including, without limitation, trade payables and other accrued liabilities, and (vi) any reserves for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and any reserve for future liabilities established in accordance with GAAP; provided that the reversal of any such reserve that reduced Net Proceeds when issued shall be deemed a receipt of Net Proceeds in the amount of such proceeds on such day.

“Non-Recourse Indebtedness” means Indebtedness as to which (i) the lenders have been notified in writing that they will not have any recourse to the stock or assets of Equistar or any of its Restricted Subsidiaries, other than the Equity Interests of a Joint Venture that is not a Restricted Subsidiary or Unrestricted Subsidiary pledged by Equistar or any of its Restricted Subsidiaries as a Limited Recourse Stock Pledge and (ii) no default thereunder would, as such, constitute a default under any Indebtedness of Equistar or any Restricted Subsidiary or give any rights to or in other assets of Equistar as its Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness and in all cases whether direct or indirect, absolute or contingent, now outstanding or hereafter created, assumed or incurred and including, without limitation, interest accruing subsequent to the filing of a petition in bankruptcy or the commencement of any insolvency, reorganization or similar proceedings at the rate provided in the relevant documentation, whether or not an allowed claim, and any obligation to redeem or defease any of the foregoing.

“Partner” means any Person owning Equity Interests in Equistar and having the right to select at least one member of the Partnership Governance Committee.

“Partnership Governance Committee” means Equistar’s Partnership Governance Committee, together with any successor or substitute committee or board exercising similar power and authority.

“Payment Default” means any failure to pay any scheduled installment of interest or principal on any Indebtedness within the grace period provided for such payment in the documentation governing such Indebtedness.

“Permitted Business” means the petrochemical, chemical and petroleum refining businesses and any business reasonably related, incidental, complementary or ancillary thereto.

“Permitted Dividends” means (i) dividends and distributions by Equistar on any class of its Equity Interests; provided that a portion of such class is held by any Permitted Holder or (ii) any payment of principal on, or purchase, redemption, defeasance or other acquisition for value of Subordinated Debt owed to Lyondell except for a payment of principal or interest at Stated Maturity.

“Permitted Holders” means Lyondell Chemical Company, Millennium Chemicals Inc., Occidental Petroleum Corporation, the successor of any Permitted Holder (including any entity that is a party to any merger or business combination transaction to which such Permitted Holder shall be a party; provided that immediately after such transaction Equity Interests having a majority of the voting power of such entity’s outstanding Equity Interests shall be held by holders of Equity Interests of such Permitted Holder immediately prior to such transaction), and the respective Subsidiaries of any of the foregoing.

“Permitted Investments” means:

(i) any Investment in Equistar or in a Restricted Subsidiary of Equistar that is engaged in a Permitted Business;

(ii) any Investment in Cash Equivalents;

(iii) any Investment by Equistar or any Subsidiary of Equistar in a Person, if as a result of such Investment; (a) such Person becomes a Restricted Subsidiary of Equistar engaged in a Permitted Business or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all its assets to, or is liquidated into, Equistar or a Restricted Subsidiary of Equistar engaged in a Permitted Business;

(iv) any non-cash consideration received as consideration in an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at Option of Holders—Asset Sales;” (other than a joint venture interest received in full or partial satisfaction of the 75% requirement in clause (ii) of the first paragraph of such covenant);

(v) any acquisition of assets or Equity Interests solely in exchange for, or out of the net cash proceeds of a substantially concurrent, issuance of Equity Interests (other than Disqualified Stock) of Equistar;

(vi) Hedging Obligations entered into in the ordinary course of business and otherwise permitted under the Indenture;

(vii) Investments in an Accounts Receivable Subsidiary that, as conclusively determined by the Partnership Governance Committee, are necessary or advisable to effect a Receivables Facility;

(viii) Investments in Unrestricted Subsidiaries and Joint Ventures in an aggregate amount, taken together with all other Investments made in reliance on this clause (viii), not to exceed at any time outstanding $75 million (after giving effect to any reductions in the aggregate amount of such Investments as a result of the disposition thereof, including through liquidation, repayment or other reduction, including by way of dividend or distribution, for cash, the aggregate amount of such reductions not to exceed the aggregate amount of such Investments outstanding and previously made pursuant to this clause (viii));

(ix) any Investment received by Equistar or any Restricted Subsidiary as consideration for the settlement of any litigation, arbitration or claim in bankruptcy or in partial or full satisfaction of accounts receivable owed by a financially troubled Person to the extent reasonably necessary in order to prevent or limit any loss by Equistar or any of its Restricted Subsidiaries in connection with such accounts receivable;

(x) loans to Lyondell; provided that such loans are made in compliance with the covenant described under “—Covenants—Transactions with Affiliates;” and

(xi) Limited Recourse Stock Pledges.

“Permitted Liens” means:

(i) Liens in favor of Equistar or any Subsidiary Guarantor;

(ii) Liens securing the notes and the Subsidiary Guarantees;

(iii) Limited Recourse Stock Pledges;

(iv) Liens on property of a Person existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with Equistar or a Subsidiary; provided that such Liens were in existence prior to the contemplation of such merger, consolidation or acquisition and do not extend to any assets of Equistar or its Restricted Subsidiaries other than those of the Person merged into or consolidated with Equistar or that becomes a Restricted Subsidiary of Equistar;

(v) Liens on property (together with general intangibles and proceeds related to such property) existing at the time of acquisition thereof by Equistar or any Restricted Subsidiary of Equistar; provided that such Liens were in existence prior to the contemplation of such acquisition;

(vi) Liens (including the interest of a lessor under a capital lease) on any asset (together with general intangibles and proceeds related to such property) existing at the time of acquisition thereof or incurred within 180 days of the time of acquisition or completion of construction thereof, whichever is later, to secure or provide for the payment of all or any part of the purchase price (or construction price) thereof (including obligations of the lessee under any such capital lease);

(vii) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens on the property of Equistar or any Restricted Subsidiary;

(viii) easements, building restrictions, rights-of-ways, irregularities of title, and such other encumbrances or charges not interfering in any material respect with the ordinary conduct of business of Equistar or any of its Restricted Subsidiaries;

(ix) Leases, subleases or licenses by Equistar or any of its Restricted Subsidiaries as lessor, sublessor or licensor in the ordinary course of business and otherwise permitted by the Indenture;

(x) Liens securing reimbursement obligations with respect to commercial letters of credit obtained in the ordinary course of business which encumber documents and other property or assets relating to such letters of credit and products and proceeds thereof;

(xi) Liens in favor of custom and revenue authorities arising as a matter of law to secure payment of nondelinquent customs duties in connection with the importation of goods;

(xii) Liens encumbering customary initial deposits and margin deposits, netting provisions and setoff rights, in each case securing Indebtedness under Hedging Obligations;

(xiii) Liens incurred in the ordinary course of business to secure nondelinquent obligations arising from statutory, regulatory, contractual or warranty requirements of Equistar or its Restricted Subsidiaries or any tender, bid, performance, government contract, surety or appeal bonds or other obligations of a like nature for which a reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made;

(xiv) Liens arising out of consignment or similar arrangements for the sale of goods entered into by Equistar or any Restricted Subsidiary in the ordinary course of business in accordance with industry practice;

(xv) Liens incurred or assumed in connection with the issuance of revenue bonds the interest on which is exempt from federal income taxation pursuant to Section 103(b) of the Internal Revenue Code;

(xvi) Liens arising by reason of deposits necessary to qualify Equistar or any Restricted Subsidiary to conduct business, maintain self insurance or comply with any law;

(xvii) until the notes are rated Investment Grade, Liens securing Obligations with respect to Indebtedness under the Credit Facility that is permitted to be incurred under clause (i) of the second paragraph of the covenant described under “—Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” (including any paid-in-kind interest thereon) and Hedging Obligations owed to any lender thereunder or Affiliate thereof;

(xviii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings, prejudgment Liens that are being contested in good faith by appropriate proceedings and Liens arising out of judgments or awards against Equistar or any Restricted Subsidiary with respect to which Equistar or such Restricted Subsidiary at the time shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review; provided that in each case any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(xix) Liens securing assets under construction arising from progress or partial payments by a customer of Equistar or its Restricted Subsidiaries relating to such property or assets;

(xx) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of (A) defeasing Indebtedness of Equistar or any of its Restricted Subsidiaries (which defeasance is otherwise permitted under the Indenture) having an aggregate principal amount at any one time outstanding not to exceed $25 million or (B) defeasing Indebtedness ranking pari passu with the notes; provided that the notes are defeased concurrently with such Indebtedness;

(xxi) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to any indenture, escrow agreement or similar agreement establishing a trust or escrow arrangement, and Liens pursuant to merger agreements, stock purchase agreements, asset sale agreements, option agreements and similar agreements in respect of the disposition of property or assets of Equistar or any Restricted Subsidiary on the property to be disposed of, to the extent such dispositions are permitted hereunder;

(xxii) from and after the first date when the notes are rated Investment Grade, Liens on any asset of Equistar other than Restricted Property;

(xxiii) Liens on assets (other than Restricted Property) of Equistar or any Restricted Subsidiary arising as a result of a Sale and Lease-Back Transaction with respect to such assets; provided that the proceeds from such Sale and Lease-Back Transaction are applied to the repayment of Indebtedness or acquisition of Additional Assets or the making of capital expenditures pursuant to the covenant described above under the caption “—Repurchase at Option of Holders—Asset Sales;”

(xxiv) other Liens on assets of Equistar or any Restricted Subsidiary of Equistar securing Indebtedness or other obligations that is permitted by the terms of the Indenture to be outstanding having an aggregate principal amount at any one time outstanding not to exceed $50 million;

(xxv) Liens existing on the Issue Date, other than Liens securing Indebtedness under the Credit Facility;

(xxvi) Liens on accounts receivable and related property deemed to arise in connection with any Receivables Facility;

(xxvii) the interest of a lessor or licensor under an operating lease or license under which Equistar or any of its Restricted Subsidiaries are lessee, sublessee, or licensee, including protective financing statement filings;

(xxviii) Liens to secure a Permitted Refinancing incurred to refinance Indebtedness that was secured by a Lien permitted under the Indenture and that was incurred in accordance with the provisions of the Indenture; provided that such Liens do not extend to or cover any property or assets of Equistar or any Restricted Subsidiary other than assets or property securing the Indebtedness so refinanced; and

(xxix) from and after the first date when the notes are rated Investment Grade, Liens upon Restricted Property securing Indebtedness or other obligations in an aggregate principal amount which, together with the aggregate outstanding principal amount of all other Indebtedness or other obligations secured by Restricted Property of Equistar and its Restricted Subsidiaries which would otherwise be subject to the restrictions set forth in the covenant “—Covenants—Limitation on Liens” (not including Indebtedness or other obligations permitted to be secured under clauses (i) to (xxviii) inclusive above) and the aggregate Value of the Sale and Lease-Back Transactions of any Restricted Property in existence at the time of the incurrence of such Indebtedness or other obligations (not including Sale and Lease-Back Transactions as to which the proceeds from such Sale and Lease-Back Transaction are applied to the repayment of Indebtedness or acquisition of Additional Assets or the making of capital expenditures pursuant to the covenant described above under the caption “—Repurchase at Option of Holders—Asset Sales”), does not at such time exceed 15% of the Consolidated Net Tangible Assets of Equistar and its consolidated Subsidiaries as shown on the most recent audited annual consolidated balance sheet delivered at such time pursuant to the covenant “—Covenants—Reports.”

“Permitted Refinancing” means any Indebtedness of Equistar or any of its Subsidiaries or Preferred Stock of a Finance Subsidiary issued in exchange for, or the net proceeds of which are used solely to extend, refinance, renew, replace, defease or refund, other Indebtedness of Equistar or any of its Restricted Subsidiaries; provided that:

(i) the principal amount (or liquidation preference in the case of Preferred Stock) of such Permitted Refinancing (or if such Permitted Refinancing is issued at a discount, the initial issuance price of such Permitted Refinancing) does not exceed the principal amount of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of any premiums paid and reasonable expenses incurred in connection therewith);

(ii) such Permitted Refinancing or, in the case of Preferred Stock of a Finance Subsidiary, the Indebtedness issued to such Finance Subsidiary, has a Stated Maturity date later than the Stated Maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(iii) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated by its terms in right of payment to the notes or the Subsidiary Guarantees, such Permitted Refinancing, or, in the case of Preferred Stock, the Indebtedness issued to such Finance Subsidiary, has a Stated Maturity date later than the Stated Maturity date of, and is subordinated by it terms in right of payment to, the notes on subordination terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(iv) such Indebtedness is incurred by Equistar or a Subsidiary Guarantor (or such Preferred Stock is issued by a Finance Subsidiary) if Equistar or a Subsidiary Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(v) such Indebtedness is incurred by Equistar or a Restricted Subsidiary (or such Preferred Stock is issued by a Finance Subsidiary) if a Restricted Subsidiary that is not a Subsidiary Guarantor is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Preferred Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) of preferred or preference stock of such Person which is outstanding or issued on or after the date of the Indenture.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof or other entity of any kind.

“Qualified Equity Interests” shall mean all Equity Interests of a Person other than Disqualified Stock of such Person.

“Rating Agency” means (i) Standard & Poor’s and (ii) Moody’s or (iii) if neither Standard & Poor’s nor Moody’s shall exist, a nationally recognized securities rating agency or agencies, as the case may be, selected by Equistar, which shall be substituted for Standard & Poor’s or Moody’s or both, as the case may be.

“Receivables Facility” means one or more receivables financing facilities or arrangements, as amended from time to time, pursuant to which Equistar or any of its Restricted Subsidiaries sells (including a sale in exchange for a promissory note of or Equity Interest in an Accounts Receivable Subsidiary) its accounts receivable, related assets and the provision of billing, collection and other services in connection therewith, in each case to an Accounts Receivable Subsidiary.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and other fees paid to a Person that is not Equistar or a Restricted Subsidiary in connection with, any Receivables Facility.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Property” means:

(a) Any plant for the production of petrochemicals owned by Equistar or a Subsidiary, except (i) related facilities which in the opinion of the Partnership Governance Committee are transportation or marketing facilities, and (ii) any plant for the production of petrochemicals which in the opinion of the Partnership Governance Committee is not a principal plant of Equistar and its Subsidiaries; and

(b) Any shares of Capital Stock or Indebtedness of a Subsidiary owning Restricted Property owned by Equistar or a Subsidiary.

“Restricted Subsidiary” of a Person means any Subsidiary of such Person that is not an Unrestricted Subsidiary. Unless the context otherwise requires, each reference to a “Restricted Subsidiary” shall refer to a Subsidiary of Equistar.

“Standard & Poor’s” means Standard & Poor’s Ratings Group and its successors.

“Sale and Lease-Back Transaction” means any arrangement with any Person (other than Equistar or a Subsidiary), or to which any such Person is a party, providing for the leasing, pursuant to a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP, to Equistar or a Restricted Subsidiary of any property or asset which has been or is to be sold or transferred by Equistar or such Restricted Subsidiary to such Person or to any other Person (other than Equistar or a Subsidiary), to which funds have been or are to be advanced by such Person.

“Significant Subsidiary” means (1) Equistar Funding and (2) any Restricted Subsidiary of Equistar that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as amended, as such Regulation was in effect on August 24, 2001.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness (or any later date established by any amendment to such original documentation) and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) or (ii) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantor” means any Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture, in each case, until the Subsidiary Guarantee of such Person is released in accordance with the provisions of the Indenture.

“Unrestricted Subsidiary” means (i) any Subsidiary of Equistar that is designated by the Partnership Governance Committee of Equistar as an Unrestricted Subsidiary pursuant to a resolution, (ii) any Subsidiary of an Unrestricted Subsidiary and (iii) any Accounts Receivable Subsidiary. The Partnership Governance Committee may designate any Subsidiary of Equistar (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interest or Indebtedness of, or holds any Lien on any property of, Equistar or any other Subsidiary of Equistar that is not a Subsidiary of the Subsidiary to be so designated; provided that

(a) any Guarantee by Equistar or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated or any of its Subsidiaries shall be deemed an “Incurrence” of such Indebtedness and an “Investment” by Equistar or such Restricted Subsidiary (or both, if applicable) at the time of such designation,

(b) either (1) the Subsidiary to be so designated has total assets of $1,000 or less or (2) if such Subsidiary has assets greater than $1,000 such designation would be permitted under the covenant described above under the caption “—Covenants—Restricted Payments,” and

(c) if applicable, the Investment and the incurrence of Indebtedness referred to in clause (a) of this proviso would be permitted under the covenants described above under the caption “—Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and “—Restricted Payments.”

Any such designation by the Partnership Governance Committee of Equistar pursuant to clause (i) above shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenants described above under the caption “—Covenants—Restricted Payments” and “—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock.”

If at any time Equistar or any Restricted Subsidiary Guarantees any Indebtedness of such Unrestricted Subsidiary or makes any other Investment in such Unrestricted Subsidiary and such incurrence of Indebtedness or Investment would not be permitted under the covenants described above under the caption “—Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and “—Restricted Payments,” it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Equistar as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described above under the caption “—Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock,” Equistar shall be in default of such covenant). The Partnership Governance Committee of Equistar may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Equistar of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described above under the caption “—Covenants—Limitation on Incurrence of Additional Indebtedness and Issuance of Preferred Stock” and (ii) no Default or Event of Default would be in existence following such designation.

“Value” means, with respect to a Sale and Lease-Back Transaction, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value, in the opinion of the Partnership Governance Committee, of such property at the time of entering into such Sale and Lease-Back Transaction, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(i) the sum of the products obtained by multiplying

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

(ii) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person all the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

REGISTRATION RIGHTS AGREEMENT

The description of the registration rights agreement set forth below is a summary of the material provisions of the registration rights agreement. This summary is qualified in its entirety by reference to the full and complete text of the registration rights agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

In connection with the issuance of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of the outstanding notes on April 22, 2003, which is the Issue Date. In the registration rights agreement, we agreed to file an exchange offer registration statement with the SEC within 90 days after the Issue Date, and use our respective reasonable best efforts to have it declared effective at the earliest possible time, but in no event later than 210 days following the Issue Date. We also agreed to use our reasonable best efforts to:

•	cause the exchange offer registration statement to be effective continuously;

•	keep the exchange offer for the notes open for a period of not less than 20 business days; and

•	cause the exchange offer to be consummated no later than the 30th business day after the exchange offer registration statement is declared effective by the SEC.

Under the exchange offer, holders of outstanding unregistered notes may exchange their outstanding notes for new registered notes. To participate in an exchange offer, a holder must represent that:

•	it is not our affiliate, as defined in Rule 405 under the Securities Act, or a broker-dealer tendering outstanding notes acquired directly from us for its own account;

•	it is are not engaged in, and does not intend to participate in, and has no arrangement or understanding with any person to participate in, a distribution of the outstanding notes or the new notes that are issued in the exchange offer; and

•	it is acquiring the new notes in the exchange offer in its ordinary course of business.

If the holder is a broker-dealer that will receive new notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

If the exchange offer is not permitted by applicable law or SEC policy or any holder of outstanding notes notifies us before the 20th business day following the consummation of the exchange offer that:

•	it is prohibited by law or SEC policy from participating in the exchange offer;

•	it may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales by it; or

•	it is a broker-dealer and holds outstanding notes acquired directly from the issuers or any of their affiliates,

then we will file with the SEC a shelf registration statement to register for public resale the outstanding notes held by any such holder. A holder who sells notes pursuant to the shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of the notes will be required to deliver information to be used in connection with the shelf registration statement in order to have its notes included in the shelf registration statement, and we will not be required to pay liquidated damages to a holder who has not furnished certain information specified in the registration rights agreement.

The registration rights agreement also provides that:

•	if we fail to file any registration statement on or prior to the applicable deadline;

•	if such registration statement is not declared effective by the SEC on or before the applicable deadline;

•	if the exchange offer is not consummated on or before the 30th business day after the exchange offer registration statement is declared effective; or

•	if any registration statement is declared effective but thereafter ceases to be effective or useable in connection with resales of the outstanding notes during the periods specified in the registration rights agreement, for such time of non-effectiveness or non-usability (each, a “Registration Default”), then we will pay to each holder of outstanding notes affected thereby liquidated damages in an amount equal to $.05 per week per $1,000 in principal amount of outstanding notes held by such holder for each week or portion thereof that the Registration Default continues for the first 90 day period immediately following the occurrence of such Registration Default. The amount of the liquidated damages shall increase by an additional $.05 per week per $1,000 in principal amount of outstanding notes with respect to each subsequent 90 day period until all Registration Defaults have been cured, up to a maximum amount of liquidated damages of $.25 per week per $1,000 in principal amount of outstanding notes. We shall not be required to pay liquidated damages for more than one Registration Default at any given time. Following the cure of all Registration Defaults, the accrual of liquidated damages will cease.

We will pay all accrued liquidated damages to holders entitled thereto in the same manner and at the same time as interest on the notes is paid.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material United States federal income tax consequences of the exchange of outstanding notes for new notes and the ownership and disposition of new notes. Unless otherwise stated, this summary deals only with notes held as capital assets by U.S. Holders. As used in this summary, “U.S. Holders” are any beneficial owners of the notes, that are, for United States federal income tax purposes: (1) citizens or residents of the United States, (2) corporations created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal income taxation regardless of its source or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust. As used in this summary, “Non-U.S. Holders” are holders of the notes that are, for United States federal income tax purposes (1) nonresident alien individuals; (2) foreign corporations; or (3) foreign estates or trusts that are not subject to United States federal income taxation on their worldwide income. If a partnership (including for this purpose any entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Holders of notes that are a partnership or partners in such partnership should consult their tax advisors about the United States federal income tax consequences of holding and disposing of the notes. This summary does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors and does not discuss notes held as part of a hedge, straddle, “synthetic security” or other integrated transaction. This summary also does not address the tax consequences to U.S. expatriates, persons who own, directly or indirectly, 10% or more of our capital or profits interests or U.S. Holders that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of the notes. Further, it does not include any description of any alternative minimum tax consequences, United States federal estate or gift tax laws or the tax laws of any state or local government or of any foreign government that may be applicable to the notes.

This summary applies only to an initial investor that purchased outstanding notes at their “issue price” of $1,000 per $1,000 stated principal. Holders that acquired outstanding notes at a price other than their issue price, whether upon the original issuance of the notes or otherwise, should contact their tax advisors regarding the manner in which any difference between the issue price and the holder’s tax basis in the new notes will be taken into account in determining the holder’s federal income tax liability with respect to the new notes. This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and differing interpretations, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the conclusions described in this prospectus, and we have not obtained, nor do we currently intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of exchanging outstanding notes for new notes or owning or disposing of new notes.

You should consult with your own tax advisor regarding the federal, state, local and foreign income, franchise, personal property, and any other tax consequences of the exchange of outstanding notes for new notes and the ownership and disposition of new notes.

Exchange Offer

The exchange of any outstanding note for a new note in the exchange offer should not constitute a taxable exchange of the outstanding notes. As a result, the new notes should have the same issue price immediately after the exchange as the outstanding notes, and each holder should have the same adjusted tax basis and holding period in the new notes as it had in the outstanding notes immediately before the exchange. The following discussion assumes that the exchange of outstanding notes for new notes pursuant to the exchange offer will not be treated as a taxable exchange and that the outstanding notes and the new notes will be treated as the same security for federal income tax purposes. Accordingly, the discussion below makes no distinction between the outstanding notes and the new notes and references to the original issuance of the notes below are to the original issuance of the outstanding notes.

Applicability of Contingent Payment Rules

The notes include certain contingent rights to payments of amounts in addition to principal and stated interest, including the right to receive liquidated damages as described under “Registration Rights Agreement” and the right to receive distributions of Additional Dividend Notes as described under “Description of New Notes—Covenants—Additional Interest Upon Payment of Certain Permitted Dividends.” As a result, the tax consequences of ownership and disposition of the notes will be governed by the rules applicable to contingent payment debt obligations unless an exception to those rules applies.

The contingent payment rules do not apply if, at the time the notes were issued and at the time of any later “deemed reissuance” of the notes as described in “—U.S. Holders—Accrual of Original Issue Discount if the Contingent Payment Rules Apply,” the likelihood that any of the contingent payments will be made, whether considered separately or in the aggregate, is remote or if the timing and amount of every combination of contingent payments that could possibly be made upon the notes is known and it is significantly more likely than not that the only payments made on the notes will be the scheduled payments of principal and stated interest. We believe, and will take the position that, the notes were not subject to the contingent payment rules as of the date they were issued because they qualified under at least one of these exceptions to those rules and no event of “deemed reissuance” has occurred or is expected to occur.

In general, a holder of notes is bound by our determination herein that the contingent payment rules do not apply unless the holder discloses in the proper manner to the IRS that the holder is taking a different position. However, the IRS is not bound by this determination. The IRS may determine, and a court may agree, that neither exception applies. In that event, the contingent payment rules would apply in the manner described in “—U.S. Holders—Accrual of Original Issue Discount if the Contingent Payment Rules Apply.” If the IRS were to challenge our position that the contingent payment rules do not apply, we would take such action as we considered prudent at that time, which could include changing our position. In addition, if, contrary to our expectations, holders of notes become entitled to receive a contingent payment in the future, the notes may become subject to the contingent payment rules at that time, as discussed below in “—U.S. Holders—Accrual of Interest if the Contingent Payment Rules Do Not Apply.”

The discussion above of the likelihood that contingent payments will be made is solely for the purpose of determining a holder’s interest accruals in respect of the notes for United States federal income tax purposes and does not constitute a representation that events giving rise to payments of liquidated damages or Additional Dividend Notes will not occur.

U.S. Holders

Accrual of Interest if the Contingent Payment Rules Do Not Apply

As described above under “—Applicability of Contingent Payment Rules,” we believe that the contingent payment rules will not apply to the notes. Assuming this is the case, all stated interest on the notes will be “qualified stated interest” and there will be no “original issue discount” on the notes. “Original issue discount” is the excess of all amounts, other than any qualified stated interest, payable on a debt instrument over the issue price of the debt instrument. The qualified stated interest on the notes will be taxable to a U.S. Holder as ordinary interest income, as received or accrued, in accordance with the holder’s federal income tax method of accounting.

In the event that, contrary to our expectations, holders of notes became entitled to receive liquidated damages, as described under “Registration Rights Agreement” or any other cash contingent payment, the unexpected contingent payment generally would also be taken into account as ordinary interest income, as received or accrued, in accordance with the holder’s federal income tax method of accounting. In the event that, contrary to our expectations, holders of notes became entitled to distributions of Additional Dividend Notes as described under “Description of New Notes—Covenants—Additional Interest Upon Payment of Certain Permitted Dividends,” the distribution of the Additional Dividend Notes would not be treated as a payment on the underlying Notes; instead, the Additional Dividend Notes would be aggregated with the underlying notes and payments of interest and principal on the Additional Dividend Notes would be treated as payments on the underlying notes.

As a further consequence of the holders of the notes becoming entitled to receive an unexpected contingent payment (other than a payment whose amount is insignificant relative to the total expected amount of remaining payments on the notes), the notes would, solely for purposes of determining the amount and timing of future interest or original issue discount income for federal income tax purposes, be treated as redeemed, then reissued for an amount equal to their adjusted issue price. At the time of any such “deemed reissuance,” the notes would become subject to the contingent payment rules unless they qualified for an exception to the contingent payment rules, such as the exception for remote contingent payments described above at “—Applicability of Contingent Payment Rules,” as of the date of the deemed reissuance. Any determination we made as to whether or not the exception for remote contingent payments applied at the time of the deemed reissuance would be binding on the holders, but not the IRS, to the same extent and in the same manner as described above with respect to determinations made by us upon the original issuance of the notes.

If the unexpected contingent payment was in the form of Additional Dividend Notes and the underlying notes qualified for an exception to the contingent payment rules upon their deemed reissuance as described above, the stated interest payable on the Additional Dividend Notes would constitute “qualified stated interest” on the underlying notes, taxable in the manner described above. The right to receive payments of principal on the Additional Dividend Notes would constitute original issue discount on the underlying notes. If the original issue discount on the underlying notes was not “de minimis,” it would be taken into account as interest income by a U.S. Holder as it accrued over the life of the notes on a constant yield basis, without regard to the holder’s method of accounting. Original issue discount would be “de minimis” if it was less than the product of (i) 0.0025, (ii) the number of complete years from the date of the deemed reissuance to maturity and (iii) the aggregate principal amount due on the underlying notes (including the principal amount of the Additional Dividend Notes). U.S. Holders may wish to contact their tax advisors regarding the manner in which accruals of non-de minimis original issue discount income would be calculated under the constant yield method.

Accrual of Original Issue Discount if the Contingent Payment Rules Apply

The contingent payment rules would apply to the notes (1) from the date they were originally issued, if the IRS asserted, and a court agreed, that our position, described above under “—Applicability of Contingent Payment Rules,” that the notes qualified for one or more exceptions to the contingent payment rules upon their original issuance, was incorrect or (2) from the date of any deemed reissuance of the notes, as described above at “—Accrual of Interest if the Contingent Payment Rules Do Not Apply,” if the notes qualified for an exception to the contingent payment rules when issued and at the time of any prior deemed reissuance but did not qualify for such an exception at the time of the latest deemed reissuance.

Under the contingent payment rules, a U.S. Holder generally would be required to accrue original issue discount income (taxable as interest) on the notes, in the amounts described below, regardless of whether the holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders probably would be required to include accruals of original issue discount in taxable income in each year in excess of the stated interest rate of the notes and in excess of any contingent interest payments actually received in that year, subject to adjustments as described below. The amount of the original issue discount income accruing each year would be determined using the four steps described below.

First, we would be required to establish the “comparable yield” for the notes. We would determine the comparable yield for the notes as the annual yield we would incur, as of the initial issue date (or date of the deemed reissuance that caused the rules to apply), on a fixed rate debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for liquidity or the riskiness of the contingencies with respect to the notes.

Second, we would be required to provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the notes. This schedule would be required to produce the comparable yield. Our determination of the projected payment schedule for the notes would likely include estimates for payments of interest on Additional Dividend Notes prior to maturity and principal on the Additional Dividend Notes at maturity.

The comparable yield and the schedule of projected payments would not be determined for any purpose other than for the determination of a holder’s interest accruals and adjustments thereof in respect of the notes for United States federal income tax purposes and would not constitute a projection or representation regarding the actual amounts payable to holders of the notes.

Since, as discussed above at “—Applicability of Contingent Payment Rules,” we do not believe the contingent payment rules applied to the original issuance of the notes, we have not attempted to determine a comparable yield or projected payment schedule for the notes. In the event of a deemed reissuance of the notes as a result of a contingent payment actually becoming payable on the notes, we would make an evaluation at that time whether the reissued notes were subject to the contingent payment rules and make that information available to holders of notes.

Third, a U.S. Holder would be required to accrue an amount of original issue discount income (taxable as interest) for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

•	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period; and (ii) the comparable yield of the notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and

•	multiplied by the number of days during the accrual period that the holder held the notes.

The adjusted issue price of a note would be its issue price (as defined above) at the beginning of the first accrual period, and for any accrual period after the first accrual period would be the sum of the issue price increased by any interest income previously accrued, determined without regard to any positive or negative adjustments to interest accruals described below and decreased by the projected amounts of any payments with respect to the notes through the beginning of the accrual period as set forth in the projected payment schedule. For this purpose, none of the stated interest would be treated as “qualified stated interest.”

Finally, a U.S. Holder would be required to recognize additional original issue discount income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of the notes for a taxable year. If a U.S. Holder incurred a net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of the notes for a taxable year, the net negative adjustment generally would (i) reduce the holder’s original issue discount income on the notes for that taxable year, and (ii) to the extent of any excess after the application of (i), give rise to an ordinary loss to the extent of the holder’s original issue discount income on the notes during the prior taxable years, reduced to the extent such original issue discount income was offset by prior negative adjustments. A difference between projected payments and actual payments would not produce a deemed reissuance of the type described above at “—Accrual of Interest if the Contingent Payment Rules Do Not Apply” as to notes that were already subject to the contingent payment rules.

For purposes of applying the contingent payment rules to any Additional Dividend Notes that may be distributed as described under “Description of New Notes—Covenants—Additional Interest Upon Payment of Certain Permitted Dividends,” the possible issuance of Additional Dividend Notes generally would not be treated as a projected payment on the underlying notes in creating the projected payment schedule and the actual issuance of Additional Dividend Notes would not be treated as a payment on the underlying notes in making positive and negative adjustments as described above; rather, the payments of principal and interest on the Additional Dividend Notes would be treated as payments on the underlying notes. However, any positive or negative adjustment on account of payments due on an Additional Dividend Note more than six months after the date the Additional Dividend Note was issued would be taken into account, on a present value basis, at the time the Additional Dividend Note was issued, or, if the Additional Dividend Note constituted contingent interest on account of a decline in our credit quality, over the period to which the contingent interest related in a reasonable manner.

U.S. Holders should consult their tax advisors as to the tax considerations relating to debt instruments providing for payments such as the liquidated damages or Additional Dividend Notes described above, particularly in connection with the possible application of the contingent payment rules.

Sale, Exchange or Redemption

Generally, the sale, exchange or redemption of notes will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale, exchange or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder in the sale, exchange or redemption (other than amounts attributable to accrued but unpaid interest) and (b) the U.S. Holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in notes will generally be equal to the holder’s original purchase price for the notes.

However, if, contrary to our expectations, the notes were subject to the original issue discount rules as a result of the application of the contingent payment rules as discussed above under “—Accrual of Original Issue Discount if the Contingent Payment Rules Apply” or as a result of a deemed reissuance of the notes upon which the contingent payment rules did not apply, as described under “—Accrual of Interest if the Contingent Payment Rules Do Not Apply,” the holder’s basis would be increased by any original issue discount income previously accrued by the holder, and decreased by the amount of any payments on the notes, other than payments of qualified stated interest, to the holder. For this purpose, in the case of a note to which the contingent payment rules applied, the prior accruals of income would be determined without regard to any positive or negative adjustments to original issue discount accruals and the amounts listed in the projected payment schedule for the notes would be treated as the amounts actually paid on the notes.

If, contrary to our expectations, Additional Dividend Notes were issued as described under “Description of New Notes—Covenants—Additional Interest Upon Payment of Certain Permitted Dividends,” the Additional Dividend Notes would be treated as part of the underlying notes as described above under “—Accrual of Interest if the Contingent Payment Rules Do Not Apply” and “—Accrual of Original Issue Discount if the Contingent Payment Rules Apply.” A holder’s tax basis would be allocated proportionately between the underlying notes and the Additional Dividend Notes distributed with respect to the underlying notes and no distinction would be made between the two types of notes upon any sale, exchange or redemption.

Assuming the contingent payment rules do not apply, gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than one year. A reduced tax rate on capital gain will apply to an individual U.S. Holder if such holder’s holding period for the note is more than one year at the time of disposition.

If the contingent payment rules applied to the notes, gain recognized upon a sale, exchange or redemption of notes would generally be treated as original issue discount income (taxable as interest); any loss would be an ordinary loss to the extent (i) the original issue discount previously included in income by the holder as to the notes (including the total net positive adjustments of the holder) exceeded (ii) the total net negative adjustments previously claimed as ordinary loss by the holder, and thereafter would be a capital loss (which would be long-term if the notes were held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Non-U.S. Holders

The rules governing United States federal income taxation of Non-U.S. Holders are complex and no attempt will be made in this prospectus to provide more than a summary of such rules. Non-U.S. Holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the notes including any reporting requirements and, in particular, the proper application of the United States federal withholding tax rules.

Payments Made With Respect to the Notes

Except as described below, the 30% United States federal withholding tax on interest (including any amount that may accrue as original issue discount under the various rules described above under “—U.S. Holders”) will not apply to any payment on the notes to a Non-U.S. Holder; provided that: (i) the Non-U.S. Holder does not own, actually or constructively, 10% or more of our capital or profits interests; (ii) the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us or either of our constituent partners; (iii) the Non-U.S. Holder is not a bank which acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; (iv) the notes are deemed not to be a United States real property interest within the meaning of Section 897(c)(1) of the Internal Revenue Code (as described below under “—Sale or Exchange of Notes”); and (v) either (A) the beneficial owner of notes certifies to us or our paying agent on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name, address and certain other information or (B) the beneficial owner holds its notes through certain foreign intermediaries or certain foreign partnerships and such holder satisfies certain certification requirements.

The exemption from United States federal withholding tax described in the preceding paragraph does not apply to any contingent interest or original issue discount on the notes that is determined by reference to distributions we make on our equity interests, such as Permitted Dividends. As a result, the portion of any interest or original issue discount on the notes attributable to a Non-U.S. Holder’s right to receive Additional Dividend Notes upon our payment of certain Permitted Dividends may not be eligible for the exemption from withholding tax described above. This could include the portion of any accruals of original issue discount under the contingent payment rules (if those rules were to apply) attributable to the right to receive Additional Dividend Notes (see “—Applicability of Contingent Payment Rules”) as well as any gain on the redemption of the notes treated as original issue discount under the contingent payment rules (see “—Sale or Exchange of Notes” below). Since we believe that only the stated interest payments on the notes currently are required to be accrued for federal income tax purposes, we do not currently intend to treat payments made on the originally issued notes as ineligible for the exemption described in the preceding paragraph. If we were to withhold from payments on notes to Non-U.S. Holders in the future, such Non-U.S. Holders should consult their own tax advisors as to whether they may be able to obtain a refund for all or a portion of the withholding tax.

To the extent a Non-U.S. Holder for any reason does not qualify for the withholding exemption described above, interest (including any amounts that may accrue as original issue discount under the various rules described above under “—U.S. Holders”) will be subject to the 30% United States federal withholding tax as payments are made on the notes unless the Non-U.S. Holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under an applicable tax treaty or (2) IRS Form W-ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States.

If a Non-U.S. Holder of the notes is engaged in a trade or business in the United States, and if interest or original issue discount on the notes is effectively connected with the conduct of such trade or business, the Non- U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest, original issue discount and any gain realized on the sale or exchange of the notes in the same manner as if it were a U.S. Holder. Such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Non-U.S. Holder may be subject to a branch profits tax equal to 30% (or such lower tax rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Sale or Exchange of Notes

A Non-U.S. Holder will generally not be subject to United States federal income or withholding tax with respect to gain upon the sale, exchange, or other disposition of notes, unless: (1) the income or gain is “U.S. trade or business income,” which means income or gain that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States; (2) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; (3) such Non-U.S. Holder is subject to tax pursuant to the provisions of the Internal Revenue Code applicable to certain United States expatriates; or (4) in the case of an amount which is attributable to original issue discount (including any gain treated as original issue discount under the contingent payment rules, as described above under “—U.S. Holders—Sale, Exchange or Redemption), the Non-U.S. Holder does not meet the conditions for exemption from United States federal withholding tax described above.

U.S. trade or business income of a Non-U.S. Holder will generally be subject to regular United States income tax in the same manner as if it were realized by a U.S. Holder. Non-U.S. Holders that realize U.S. trade or business income with respect to the notes should consult their tax advisors as to the treatment of such income or gain. In addition, U.S. trade or business income of a Non-U.S. Holder that is a corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

Under the Foreign Investment in Real Property Tax Act, any person who acquires a “United States real property interest” (as described below) from a foreign person must deduct and withhold a tax equal to 10% of the amount realized by the foreign transferor. In addition, a foreign person who disposes of a United States real property interest generally is required to recognize gain or loss that is subject to United States federal income tax. A “United States real property interest” includes, under some circumstances, a portion of any interest (other than an interest solely as a creditor) in a partnership that owns United States real property. The notes should qualify as interests in the partnership solely as creditors, regardless of whether any contingent payments are made on the notes. Accordingly, the Foreign Investment in Real Property Tax Act withholding tax should not apply to the notes.

Backup Withholding and Information Reporting

U.S. Holders

Payments of interest made by us on, or the proceeds of the sale or other disposition of, the notes may be subject to information reporting and U.S. federal backup withholding tax (currently 28%) if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit against the holder’s U.S. federal income tax, provided that the required information is furnished to the IRS.

Non-U.S. Holders

A Non-U.S. Holder may be required to comply with certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of principal and interest, including cash payments in respect of original issue discount, on the notes.

The proper tax treatment of a holder of notes is uncertain in several respects. Holders should consult their tax advisors regarding the federal, state, local and foreign tax consequences of the exchange of outstanding notes for new notes and the ownership and disposition of new notes.

PLAN OF DISTRIBUTION

Based on interpretations by the staff of the SEC in no action letters issued to third parties, we believe that you may transfer new notes issued under the exchange offer in exchange for the outstanding notes if:

•	you acquire the new notes in the ordinary course of your business; and

•	you are not engaged in, and do not intend to participate in, and have no arrangement or understanding with any person to participate in, a distribution of new notes.

We believe that you may not transfer new notes issued under the exchange offer in exchange for the outstanding notes if you are:

•	our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	a broker-dealer that acquired outstanding notes directly from us; or

•	a broker-dealer that acquired outstanding notes as a result of market-making or other trading activities, unless you comply with the registration and prospectus delivery provisions of the Securities Act.

If you wish to exchange your outstanding notes for new notes in the exchange offer, you will be required to make representations to us as described under “The Exchange Offer—Purpose and Effect of the Exchange Offer” and “The Exchange Offer—Your Representations to Us” and in the letter of transmittal.

Further, if you are a broker-dealer receiving new notes for your own account in exchange for outstanding notes that were acquired by you as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale by you of new notes. To date, the staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to transactions involving an exchange of securities such as this exchange offer, other than a resale of an unsold allotment from the original sale of the outstanding notes, with the prospectus contained in the exchange offer registration statement. In the registration rights agreement, we have agreed to permit participating broker-dealers use of this prospectus in connection with the resale of new notes. We have agreed that, for a period of up to 180 days after the consummation of the exchange offer, we will make this prospectus, and any amendment or supplement to this prospectus, available to any broker-dealer that requests these documents in the letter of transmittal. In addition, until             , 2003 all dealers effecting transactions in the new notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of new notes by broker-dealers. Broker-dealers who receive new notes for their own account in the exchange offer may sell them from time to time in one or more transactions either:

•	in the over-the-counter market;

•	in negotiated transactions;

•	through the writing of options on the new notes; or

•	a combination of methods of resale.

The prices at which these sales occur may be:

•	at market prices prevailing at the time of resale;

•	at prices related to prevailing market rates; or

•	at negotiated prices.

Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any new notes. Any broker-dealer that resells new notes it received for its own account in the exchange offer and any broker or dealer that participates in a distribution of new notes may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of new notes and any commissions or concessions or received by any persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incidental to the exchange offer, other than commissions and concessions of any broker or dealers. We will indemnify holders of the outstanding notes, including any broker-dealers, against some liabilities, including liabilities under the Securities Act, as provided in the registration rights agreement.

TRANSFER RESTRICTIONS ON OUTSTANDING NOTES

The outstanding notes were not registered under the Securities Act. Accordingly, we offered and sold the outstanding notes only in private sales exempt from or not subject to the registration requirements of the Securities Act to “qualified institutional buyers” under Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. You may not offer or sell those outstanding notes in the United States or to, or for the account or benefit of, U.S. persons except in transactions exempt from or not subject to the Securities Act registration requirements.

LEGAL MATTERS

Baker Botts L.L.P., Houston, Texas, counsel for Equistar and Equistar Funding, will issue an opinion about the legality of the new notes.

FORWARD-LOOKING STATEMENTS

This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of the federal securities laws. You can identify our forward-looking statements by words such as “estimate,” “believe,” “expect,” “anticipate,” “plan,” “budget,” or other words that convey the uncertainty of future events or outcomes. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this prospectus and the documents we have incorporated by reference.

The forward-looking statements are not guarantees of future performance, and we caution you not to rely unduly on them. We have based many of these forward-looking statements on expectations and assumptions about future events that may prove to be inaccurate. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including:

•	the cyclical nature of the chemical industry;

•	the availability, cost and volatility of raw materials and utilities;

•	uncertainties associated with the United States and worldwide economies, including those due to the war in Iraq and political tensions in the Middle East and elsewhere;

•	current and potential governmental regulatory actions in the United States and regulatory actions and political unrest in other countries;

•	industry production capacity and operating rates;

•	the supply/demand balance for our products;

•	competitive products and pricing pressures;

•	access to capital markets;

•	potential terrorist acts;

•	operating interruptions (including leaks, explosions, fires, weather-related incidents, mechanical failure, unscheduled downtime, labor difficulties, transportation interruptions, spills and releases and other environmental risks);

•	technological developments; and

•	our ability to implement our business strategies, including cost reductions.

Many of such factors are beyond our ability to control or predict. Any of these factors, or a combination of these factors, could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. See “Risk Factors.” These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements. Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements or present or prior earnings levels.

All forward-looking statements in this prospectus are qualified in their entirety by the cautionary statements contained in this section and in this prospectus. See “Risk Factors,” “About Equistar Chemicals, LP,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Disclosure of Market and Regulatory Risk” for additional information about factors that may affect our businesses and operating results. In addition, this prospectus contains summaries of contracts and other documents. These summaries may not contain all of the information that is important to an investor, and reference is made to the actual contract or document for a more complete understanding of the contract or document involved.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain further information regarding the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. Our filings are also available to the public on the SEC’s Internet site located at www.sec.gov. Our SEC filings are also available free of charge from our website at www.equistarchem.com. Information contained on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

While the notes remain outstanding, and if we are not required to file reports under the Securities Exchange Act of 1934, we will furnish to you or any prospective purchaser designated by you, upon request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, to allow you to comply with Rule 144A in connection with resales of the notes.

We are “incorporating by reference” into this prospectus information we file with the SEC, which means we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or the information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference the following documents that we have filed with the SEC:

•	our Current Report on Form 8-K dated March 31, 2003;

•	the Item 5 disclosure set forth in our Current Report on Form 8-K dated April 14, 2003;

•	our Current report on Form 8-K dated April 16, 2003; and

•	our Quarterly Report on Form 10-Q for the quarter ending March 31, 2003.

We also incorporate by reference all documents we file with the SEC before termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

You may also obtain a copy of our filings with the SEC, other than an exhibit to those filings unless we have specifically incorporated an exhibit by reference, as well as copies of the indenture, registration rights agreement and other documents described herein, at no cost, by writing to or telephoning us at the following address:

Equistar Chemicals, LP

1221 McKinney, Suite 700

Houston, Texas 77010

Attn: Investor Relations

(713) 652-4590

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS*

PAGE
EQUISTAR CHEMICALS, LP
Unaudited Financial Statements
Consolidated Statements of Income and Comprehensive Income— Three Months Ended March 31, 2003 and 2002	F-
Consolidated Balance Sheets—As of March 31, 2003 and December 31, 2002	F-
Consolidated Statements of Cash Flows—Three Months Ended March 31, 2003 and 2002	F-
Notes to Consolidated Financial Statements (Unaudited)	F-
Audited Financial Statements
Report of Independent Accountants	F-
Consolidated Statements of Income—Years Ended December 31, 2002, 2001 and 2000	F-
Consolidated Balance Sheets—As of December 31, 2002 and 2001	F-
Consolidated Statements of Cash Flows—Years Ended December 31, 2002, 2001 and 2000	F-
Consolidated Statements of Partners’ Capital—Years Ended December 31, 2002, 2001 and 2000	F-
Notes to Consolidated Financial Statements	F-

The consolidated balance sheets and notes thereto of each of Lyondell Chemical Company on pages F-   through F-   and Millennium Chemicals Inc. on pages F-   through F-   are included because each such company guarantees to Equistar certain performance obligations of its wholly owned subsidiary that serves as a general partner of Equistar.

LYONDELL CHEMICAL COMPANY
Consolidated Balance Sheets—As of March 31, 2003	F-
Notes to Consolidated Balance Sheet (Unaudited)	F-
Audited Consolidated Balance Sheet Report of Independent Accountants	F-
Consolidated Balance Sheet—As of December 31, 2002	F-
Notes to Consolidated Balance Sheet	F-

MILLENNIUM CHEMICALS INC
Consolidated Balance Sheets—As of March 31, 2003	F-
Notes to Consolidated Balance Sheet (Unaudited)	F-
Audited Consolidated Balance Sheet Report of Independent Accountants	F-
Consolidated Balance Sheet—As of December 31, 2002	F-
Notes to Consolidated Balance Sheet	F-

*	The financial statements listed on this Index to Consolidated Financial Statements will be filed by amendment.

F-1

PROSPECTUS

Equistar Chemicals, LP

Equistar Funding Corporation

$450,000,000

Offer to Exchange

REGISTERED

10 5/8% Senior Notes Due 2011

for

ALL OUTSTANDING UNREGISTERED

10 5/8% Senior Notes Due 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	Indemnification of Directors and Officers

Equistar

The partnership governance committee has provided for the indemnification of Equistar’s executive officers. Executives are entitled to indemnification with respect to all matters to which Section 145 of the General Corporation Law of the State of Delaware may relate, as if Section 145 were applicable to a partnership. The right to indemnification and payment of expenses incurred in defending a proceeding in advance of its final disposition is not exclusive of any other right which the executives may have or hereafter acquire under any statute, any agreement or otherwise, both as to action in that executive’s official capacity and as to action in any other capacity by holding office. The indemnification right continues after the executive ceases to serve as an Equistar officer or to serve another entity at the request of Equistar.

Equistar Funding

The by-laws of Equistar Funding provide for indemnification of Equistar Funding’s officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware.

General Corporation Law of Delaware

Section 145 of the General Corporation Law of the State of Delaware provides as follows:

(a)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b)    A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c)    To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d)    Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e)    Expenses (including attorneys’ fees) incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f)    The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g)    A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h)    For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i)    For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j)    The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k)    The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Other

Each of Equistar and Equistar Funding may elect to enter into indemnification agreements with its respective executive officers and with other persons as the partnership governance committee or board of directors, respectively, may designate.

In addition, Equistar may elect to maintain liability insurance to protect itself and any executive officer of Equistar or another partnership, corporation, joint venture, trust or other enterprise against any expense, liability or loss, whether or not Equistar would have the power to indemnify that person against any expense, liability or loss under the laws of the State of Delaware.

ITEM 21. Exhibits

Exhibit No.		Exhibit

3.1		Certificate of Limited Partnership of Equistar Chemicals, LP dated as of October 17, 1997 (1)

3.1	(a)	Certificates of Amendment to the Certificate of Limited Partnership of Equistar Chemicals, LP dated as of May 15, 1998 (1)

3.1	(b)	Certificates of Amendment to the Certificate of Limited Partnership of Equistar Chemicals, LP dated as of October 31, 2002 (8)

3.2		Amended and Restated Limited Partnership Agreement of Equistar Chemicals, LP dated as of November 6, 2002 (7)

3.3		Certificate of Incorporation of Equistar Funding Corporation dated as of January 22, 1999 (1)

3.4		By-Laws of Equistar Funding Corporation dated as of January 22, 1999 (1)

4.1		Registration Rights Agreement dated April 22, 2003 among Equistar Chemicals, LP, Equistar Funding Corporation, and Citigroup Global Markets Inc., Banc of America Securities LLC, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., as Representatives of the Several Initial Purchasers (9)

4.2		Indenture among Equistar Chemicals, LP, Equistar Funding Corporation and The Bank of New York, as Trustee, dated as of January 15, 1999 (1)

4.2	(a)	Form of Second Supplemental Indenture among Equistar Chemicals, LP, Equistar Funding Corporation and The Bank of New York, as Trustee, dated as of February 16, 1999 (1)

4.2	(b)	Form of Note (attached as Annex A to the Form of Second Supplemental Indenture among Equistar Chemicals, LP, Equistar Funding Corporation and The Bank of New York, as Trustee filed herewith as Exhibit 4.2(a)) (1)

4.3		Amended and Restated Credit Agreement dated as of August 24, 2001 among Equistar Chemicals, LP, the lenders from time to time party thereto and Citicorp USA, Inc. and Credit Suisse First Boston, as co-syndication agents; Bank of America, N.A., as servicing agent and as administrative agent and The Chase Manhattan Bank, as collateral agent and as administrative agent (2)

4.3	(a)	Amendment No. 1 dated as of March 26, 2002 to the Amended and Restated Credit Agreement dated as of August 24, 2001 among Equistar Chemicals, LP, the lenders from time to time party thereto and Citicorp USA, Inc. and Credit Suisse First Boston, as co-syndication agents, Bank of America, N.A., as servicing agent and as administrative agent and The Chase Manhattan Bank, as collateral agent and as administrative agent (6)

4.3	(b)	Amendment No. 2 dated as of March 7, 2003 to the Amended and Restated Credit Agreement dated as of August 24, 2001 among Equistar Chemicals, LP, the lenders from time to time party thereto and Citicorp USA, Inc. and Credit Suisse First Boston, as co-syndication agents; Bank of America, N.A., as servicing agent and as administrative agent and The Chase Manhattan Bank, as collateral agent and as administrative agent (8)

4.4		Indenture between Lyondell Petrochemical Company and Continental Bank, National Association, as Trustee, dated as of March 10, 1992 (1)

4.4	(a)	First Supplemental Indenture dated as of March 10, 1992 between Lyondell Petrochemical Company and Continental Bank, National Association, as Trustee, to the Indenture dated as of March 10, 1992 (1)

4.4	(b)	Second Supplemental Indenture dated as of December 1, 1997 among Lyondell Petrochemical Company, Equistar Chemicals, LP and Texas Commerce Bank National Association, Trustee, to the Indenture dated as of March 10, 1992 (1)

Exhibit No.		Exhibit

4.4	(c)	Third Supplemental Indenture dated as of November 3, 2000 among Lyondell Chemical Company, Equistar Chemicals, LP and U.S. Bank Trust, National Association, Trustee to the Indenture dated as of March 10, 1992 (3)

4.4	(d)	Fourth Supplemental Indenture dated as of November 17, 2000 among Lyondell Chemical Company, Equistar Chemicals, LP and U.S. Bank Trust, National Association, Trustee to the Indenture dated as of March 10, 1992 (3)

4.5		Indenture between Lyondell Petrochemical Company and Texas Commerce Bank, National Bank Association, as Trustee, dated as of January 29, 1996 (1)

4.5	(a)	First Supplemental Indenture dated as of February 15, 1996 between Lyondell Petrochemical Company and Texas Commerce Bank, National Bank Association, as Trustee, to the Indenture dated as of January 29, 1996 (1)

4.5	(b)	Second Supplemental Indenture dated as of December 1, 1997 among Lyondell Petrochemical Company, Equistar Chemicals, LP and Texas Commerce National Association, Trustee, to the Indenture dated as of January 29, 1996 (1)

4.5	(c)	Third Supplemental Indenture dated as of November 3, 2000 among Lyondell Chemical Company, Equistar Chemicals, LP and The Chase Manhattan Bank, Trustee, to the Indenture dated as of January 29, 1996 (3)

4.5	(d)	Fourth Supplemental Indenture dated as of November 17, 2000 among Lyondell Chemical Company, Equistar Chemicals, LP and The Chase Manhattan Bank, Trustee, to the Indenture dated as of January 29, 1996 (3)

4.6	(a)	Indenture dated as of August 24, 2001 among Equistar Chemicals, LP, Equistar Funding Corporation and The Bank of New York, as Trustee (2)

4.6	(b)	Form of Note dated as of August 24, 2001 (attached as Exhibit A to the Indenture dated as of August 24, 2001 among Equistar, Equistar Funding and Bank of New York, as trustee filed herewith as Exhibit 4.6(a)) (2)

4.7	(a)	Indenture dated as of April 22, 2003 among Equistar Chemicals, LP, Equistar Funding Corporation and The Bank of New York, as Trustee (9)

4.7	(b)	Form of Note dated as of April 22, 2003 (attached as Exhibit A to the Indenture dated as of April 22, 2003 among Equistar Chemicals, LP, Equistar Funding Corporation and The Bank of New York, as Trustee filed herewith as Exhibit 4.7(a)) (9)

Equistar is a party to several debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of Equistar and its subsidiaries on a consolidated basis. Pursuant to paragraph
4(iii)(A) of Item 601(b) of Registration S-K, Equistar agrees to furnish a copy of such instruments to the
Commission upon request.

*5		Opinion of Baker Botts L.L.P. with respect to the legality of the new notes

EXECUTIVE COMPENSATION:

10.1		Lyondell Chemical Company Executive Severance Pay Plan (5)

10.2		Amended and Restated Bonus Plan (5)

10.3		Equistar Chemicals, LP Supplemental Executive Retirement Plan (2)

Exhibit No.		Exhibit

10.4		Equistar Chemicals, LP Executive Supplementary Savings Plan (2)

10.5		Summary Description of Equistar Chemicals, LP Executive Medical Plan (1)

10.6		Equistar Chemicals, LP Executive Deferral Plan (2)

10.7		Summary Description of Equistar Chemicals, LP Executive Disability Plan (1)

10.8		Summary Description of Equistar Chemicals, LP Executive Life Insurance Plan (1)

10.9		Equistar Chemicals, LP 2001 Incentive Plan (8)

OTHER MATERIAL CONTRACTS:

10.10		Asset Contribution Agreement among Lyondell Chemical Company, Lyondell Petrochemical LP and Equistar Chemicals, LP dated as of December 1, 1997 (1)

10.10	(a)	First Amendment, dated as of May 15, 1998 to the Asset Contribution Agreement among Lyondell Chemicals Company, Lyondell Petrochemicals LP and Equistar Chemicals, LP dated as of December 1, 1997 (1)

10.10	(b)	Second Amendment to Lyondell Asset Contribution Agreement, dated as of September 30, 2001, among Lyondell Chemical Company, Lyondell Petrochemical LP Inc. and Equistar Chemicals, LP (4)

10.11		Asset Contribution Agreement among Millennium Petrochemicals Inc., Millennium LP and Equistar Chemicals, LP dated as of December 1, 1997 (1)

10.11	(a)	First Amendment dated as of May 15, 1998 to the Asset Contribution Agreement among Millennium Petrochemicals Inc., Millennium LP and Equistar Chemicals, LP dated as of December 1, 1997 (1)

10.11	(b)	Second Amendment to Millennium Asset Contribution Agreement, dated as of September 30, 2001, among Millennium Petrochemicals Inc., Millennium Petrochemicals LP LLC and Equistar Chemicals, LP (4)

10.12		Master Transaction Agreement between Equistar Chemicals, LP, Occidental Petroleum Corporation, Lyondell Chemical Company and Millennium Chemicals Inc. dated as of May 15, 1998 (1)

10.13		Agreement and Plan of Merger and Asset Contribution among Occidental Petrochem Partner 1, Inc., Occidental Petrochem Partner 2, Inc., Oxy Petrochemicals Inc., PDG Chemical Inc. and Equistar Chemicals, LP dated as of May 15, 1998 (1)

10.13	(a)	First Amendment to Occidental Asset Contribution Agreement, dated as of September 30, 2001, among Occidental Petrochem Partner 1, Inc., Occidental Petrochem Partner 2, Inc., PDG Chemical Inc., Occidental Petrochem Partner GP, Inc. and Equistar Chemicals, LP (4)

10.14		Amended and Restated Parent Agreement dated as of November 6, 2002 (7)

10.15		Ethylene Sales Agreement between Equistar Chemicals, LP and Occidental Chemical Corporation dated as of May 15, 1998 (1)

12		Statement Concerning Computation of Ratios

21		Subsidiaries of Equistar Chemicals, LP (8)

*23.1		Consent of PricewaterhouseCoopers, LLP

*23.2		Consent of Baker Botts L.L.P. (included in Exhibit 5 Opinion)

Exhibit No.	Exhibit

24.1	Power of Attorney for Equistar Chemicals, LP

24.2	Power of Attorney for the Partnership Governance Committee of Equistar Chemicals, LP

24.3	Power of Attorney for Equistar Funding Corporation

24.4	Power of Attorney for Lyondell Petrochemical G.P. Inc.

24.5	Power of Attorney for Millennium Petrochemicals GP LLC

25	T-1 Statement of Eligibility of Trustee for the 10- 5/8% senior notes due 2008

99.1	Form of letter to clients for Tender of Notes

99.2	Form of Letter to The Depository Trust Company Participants for Tender of Notes

99.3	Form of Notice of Guaranteed Delivery

99.4	Form of Transmittal Letter for Tender of Notes

*	To be filed by amendment.
(1)	Filed as an exhibit to Registrants’ Registration Statement on Form S-4 (No. 333-76473) and incorporated herein by reference.
(2)	Filed as an exhibit to Registrants’ Registration Statement on Form S-4 (No. 333-70048) and incorporated herein by reference.
(3)	Filed as an exhibit to Equistar Chemicals, LP’s Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.
(4)	Filed as an exhibit to Equistar Chemicals, LP’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference.
(5)	Filed as an exhibit to Equistar Chemicals, LP’s Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.
(6)	Filed as an exhibit to Equistar Chemicals, LP’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference.
(7)	Filed as an exhibit to Equistar Chemicals, LP’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference.
(8)	Filed as an exhibit to Equistar Chemicals, LP’s Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.
(9)	Filed as an exhibit to Equistar Chemicals, LP’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.

ITEM 22. Undertakings

1.	The undersigned registrant hereby undertakes:

•	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

—	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

—	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

—	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

•	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

•	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

4.	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

5.	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrants have duly caused this Registration Statement or amendment thereto to be signed on their behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on July 18, 2003.

EQUISTAR CHEMICALS, LP, by its General Partner

LYONDELL PETROCHEMICAL G.P. INC.

By:	/s/ MORRIS GELB

Morris Gelb President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrants and in the capacities indicated on July 18, 2003.

Name	Title

/s/ MORRIS GELB Morris Gelb (Principal Executive Officer)	President and Director

/s/ KAREN A. TWITCHELL Karen A. Twitchell (Principal Financial and Accounting Officer)	Vice President and Treasurer

/s/ T. KEVIN DENICOLA T. Kevin DeNicola	Director

/s/ EDWARD J. DINEEN Edward J. Dineen	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrants have duly caused this Registration Statement or amendment thereto to be signed on their behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on July 18, 2003.

EQUISTAR CHEMICALS, LP, by its General Partner

MILLENNIUM PETROCHEMICALS GP LLC

By:	Millennium Petrochemicals Inc.

	By:	/s/ WILLIAM M. LANDUYT
William M. Landuyt President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrants and in the capacities indicated on July 18, 2003.

Name	Title

/s/ WILLIAM M. LANDUYT William M. Landuyt (Principal Executive Officer)	Director, President and Chief Executive Officer

/s/ JOHN E. LUSHEFSKI John E. Lushefski (Principal Financial and Accounting Officer)	Senior Vice President

/s/ TIMOTHY E. DOWDLE Timothy E. Dowdle	Director

/s/ DAVID L. VERCOLLONE David L. Vercollone	Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrants and in the capacities indicated on July 18, 2003.

Name	Title

/s/ DAN F. SMITH Dan F. Smith (Principal Executive Officer)	Chief Executive Officer, Equistar Chemicals, LP, Co-Chairman, Partnership Governance Committee

/s/ CHARLES L. HALL Charles L. Hall (Principal Financial and Accounting Officer)	Vice President and Controller, Equistar Chemicals, LP

/s/ T. KEVIN DENICOLA T. Kevin DeNicola	Member, Partnership Governance Committee

/s/ KERRY A. GALVIN Kerry A. Galvin	Member, Partnership Governance Committee

/s/ WILLIAM M. LANDUYT William M. Landuyt	Co-Chairman, Partnership Governance Committee

/s/ JOHN E. LUSHEFSKI John E. Lushefski	Member, Partnership Governance Committee

/s/ PETER P. HANIK Peter P. Hanik	Member, Partnership Governance Committee

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrants have duly caused this Registration Statement or amendment thereto to be signed on their behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on July 18, 2003.

EQUISTAR FUNDING CORPORATION

By:	/s/ DAN F. SMITH

Dan F. Smith Chief Executive Office

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrants and in the capacities indicated on July 18, 2003.

Name	Title

/s/ DAN F. SMITH Dan F. Smith (Principal Executive Officer)	Chief Executive Officer

/s/ KAREN A. TWITCHELL Karen A. Twitchell (Principal Financial and Accounting Officer)	Vice President and Treasurer

/s/ MORRIS GELB Morris Gelb	President and Chief Operating Officer and Director

/s/ JAMES W. BAYER James W. Bayer	Director

/s/ W. NORMAN PHILLIPS, JR. W. Norman Phillips, Jr.	Director

INDEX TO EXHIBITS

Exhibit No.		Exhibit

3.1		Certificate of Limited Partnership of Equistar Chemicals, LP dated as of October 17, 1997 (1)

3.1	(a)	Certificates of Amendment to the Certificate of Limited Partnership of Equistar Chemicals, LP dated as of May 15, 1998 (1)

3.1	(b)	Certificates of Amendment to the Certificate of Limited Partnership of Equistar Chemicals, LP dated as of October 31, 2002 (8)

3.2		Amended and Restated Limited Partnership Agreement of Equistar Chemicals, LP dated as of November 6, 2002 (7)

3.3		Certificate of Incorporation of Equistar Funding Corporation dated as of January 22, 1999 (1)

3.4		By-Laws of Equistar Funding Corporation dated as of January 22, 1999 (1)

4.1		Registration Rights Agreement dated April 22, 2003 among Equistar Chemicals, LP, Equistar Funding Corporation, and Citigroup Global Markets Inc., Banc of America Securities LLC, Credit Suisse First Boston LLC and J.P. Morgan Securities Inc., as Representatives of the Several Initial Purchasers (9)

4.2		Indenture among Equistar Chemicals, LP, Equistar Funding Corporation and The Bank of New York, as Trustee, dated as of January 15, 1999 (1)

4.2	(a)	Form of Second Supplemental Indenture among Equistar Chemicals, LP, Equistar Funding Corporation and The Bank of New York, as Trustee, dated as of February 16, 1999 (1)

4.2	(b)	Form of Note (attached as Annex A to the Form of Second Supplemental Indenture among Equistar Chemicals, LP, Equistar Funding Corporation and The Bank of New York, as Trustee filed herewith as Exhibit 4.2(a)) (1)

4.3		Amended and Restated Credit Agreement dated as of August 24, 2001 among Equistar Chemicals, LP, the lenders from time to time party thereto and Citicorp USA, Inc. and Credit Suisse First Boston, as co-syndication agents; Bank of America, N.A., as servicing agent and as administrative agent and The Chase Manhattan Bank, as collateral agent and as administrative agent (2)

4.3	(a)	Amendment No. 1 dated as of March 26, 2002 to the Amended and Restated Credit Agreement dated as of August 24, 2001 among Equistar Chemicals, LP, the lenders from time to time party thereto and Citicorp USA, Inc. and Credit Suisse First Boston, as co-syndication agents, Bank of America, N.A., as servicing agent and as administrative agent and The Chase Manhattan Bank, as collateral agent and as administrative agent (6)

4.3	(b)	Amendment No. 2 dated as of March 7, 2003 to the Amended and Restated Credit Agreement dated as of August 24, 2001 among Equistar Chemicals, LP, the lenders from time to time party thereto and Citicorp USA, Inc. and Credit Suisse First Boston, as co-syndication agents; Bank of America, N.A., as servicing agent and as administrative agent and The Chase Manhattan Bank, as collateral agent and as administrative agent (8)

4.4		Indenture between Lyondell Petrochemical Company and Continental Bank, National Association, as Trustee, dated as of March 10, 1992 (1)

4.4	(a)	First Supplemental Indenture dated as of March 10, 1992 between Lyondell Petrochemical Company and Continental Bank, National Association, as Trustee, to the Indenture dated as of March 10, 1992 (1)

4.4	(b)	Second Supplemental Indenture dated as of December 1, 1997 among Lyondell Petrochemical Company, Equistar Chemicals, LP and Texas Commerce Bank National Association, Trustee, to the Indenture dated as of March 10, 1992 (1)

Exhibit No.		Exhibit

4.4	(c)	Third Supplemental Indenture dated as of November 3, 2000 among Lyondell Chemical Company, Equistar Chemicals, LP and U.S. Bank Trust, National Association, Trustee to the Indenture dated as of March 10, 1992 (3)

4.4	(d)	Fourth Supplemental Indenture dated as of November 17, 2000 among Lyondell Chemical Company, Equistar Chemicals, LP and U.S. Bank Trust, National Association, Trustee to the Indenture dated as of March 10, 1992 (3)

4.5		Indenture between Lyondell Petrochemical Company and Texas Commerce Bank, National Bank Association, as Trustee, dated as of January 29, 1996 (1)

4.5	(a)	First Supplemental Indenture dated as of February 15, 1996 between Lyondell Petrochemical Company and Texas Commerce Bank, National Bank Association, as Trustee, to the Indenture dated as of January 29, 1996 (1)

4.5	(b)	Second Supplemental Indenture dated as of December 1, 1997 among Lyondell Petrochemical Company, Equistar Chemicals, LP and Texas Commerce National Association, Trustee, to the Indenture dated as of January 29, 1996 (1)

4.5	(c)	Third Supplemental Indenture dated as of November 3, 2000 among Lyondell Chemical Company, Equistar Chemicals, LP and The Chase Manhattan Bank, Trustee, to the Indenture dated as of January 29, 1996 (3)

4.5	(d)	Fourth Supplemental Indenture dated as of November 17, 2000 among Lyondell Chemical Company, Equistar Chemicals, LP and The Chase Manhattan Bank, Trustee, to the Indenture dated as of January 29, 1996 (3)

4.6	(a)	Indenture dated as of August 24, 2001 among Equistar Chemicals, LP, Equistar Funding Corporation and The Bank of New York, as Trustee (2)

4.6	(b)	Form of Note dated as of August 24, 2001 (attached as Exhibit A to the Indenture dated as of August 24, 2001 among Equistar, Equistar Funding and Bank of New York, as trustee filed herewith as Exhibit 4.6(a)) (2)

4.7	(a)	Indenture dated as of April 22, 2003 among Equistar Chemicals, LP, Equistar Funding Corporation and The Bank of New York, as Trustee (9)

4.7	(b)	Form of Note dated as of April 22, 2003 (attached as Exhibit A to the Indenture dated as of April 22, 2003 among Equistar Chemicals, LP, Equistar Funding Corporation and The Bank of New York, as Trustee filed herewith as Exhibit 4.7(a)) (9)

Equistar is a party to several debt instruments under which the total amount of securities authorized does not exceed 10% of the total assets of Equistar and its subsidiaries on a consolidated basis. Pursuant to paragraph
4(iii)(A) of Item 601(b) of Registration S-K, Equistar agrees to furnish a copy of such instruments to the
Commission upon request.

*5		Opinion of Baker Botts L.L.P. with respect to the legality of the new notes

EXECUTIVE COMPENSATION:

10.1		Lyondell Chemical Company Executive Severance Pay Plan (5)

10.2		Amended and Restated Bonus Plan (5)

10.3		Equistar Chemicals, LP Supplemental Executive Retirement Plan (2)

10.4		Equistar Chemicals, LP Executive Supplementary Savings Plan (2)

10.5		Summary Description of Equistar Chemicals, LP Executive Medical Plan (1)

Exhibit No.		Exhibit

10.6		Equistar Chemicals, LP Executive Deferral Plan (2)

10.7		Summary Description of Equistar Chemicals, LP Executive Disability Plan (1)

10.8		Summary Description of Equistar Chemicals, LP Executive Life Insurance Plan (1)

10.9		Equistar Chemicals, LP 2001 Incentive Plan (8)

OTHER MATERIAL CONTRACTS:

10.10		Asset Contribution Agreement among Lyondell Chemical Company, Lyondell Petrochemical LP and Equistar Chemicals, LP dated as of December 1, 1997 (1)

10.10	(a)	First Amendment, dated as of May 15, 1998 to the Asset Contribution Agreement among Lyondell Chemicals Company, Lyondell Petrochemicals LP and Equistar Chemicals, LP dated as of December 1, 1997 (1)

10.10	(b)	Second Amendment to Lyondell Asset Contribution Agreement, dated as of September 30, 2001, among Lyondell Chemical Company, Lyondell Petrochemical LP Inc. and Equistar Chemicals, LP (4)

10.11		Asset Contribution Agreement among Millennium Petrochemicals Inc., Millennium LP and Equistar Chemicals, LP dated as of December 1, 1997 (1)

10.11	(a)	First Amendment dated as of May 15, 1998 to the Asset Contribution Agreement among Millennium Petrochemicals Inc., Millennium LP and Equistar Chemicals, LP dated as of December 1, 1997 (1)

10.11	(b)	Second Amendment to Millennium Asset Contribution Agreement, dated as of September 30, 2001, among Millennium Petrochemicals Inc., Millennium Petrochemicals LP LLC and Equistar Chemicals, LP (4)

10.12		Master Transaction Agreement between Equistar Chemicals, LP, Occidental Petroleum Corporation, Lyondell Chemical Company and Millennium Chemicals Inc. dated as of May 15, 1998 (1)

10.13		Agreement and Plan of Merger and Asset Contribution among Occidental Petrochem Partner 1, Inc., Occidental Petrochem Partner 2, Inc., Oxy Petrochemicals Inc., PDG Chemical Inc. and Equistar Chemicals, LP dated as of May 15, 1998 (1)

10.13	(a)	First Amendment to Occidental Asset Contribution Agreement, dated as of September 30, 2001, among Occidental Petrochem Partner 1, Inc., Occidental Petrochem Partner 2, Inc., PDG Chemical Inc., Occidental Petrochem Partner GP, Inc. and Equistar Chemicals, LP (4)

10.14		Amended and Restated Parent Agreement dated as of November 6, 2002 (7)

10.15		Ethylene Sales Agreement between Equistar Chemicals, LP and Occidental Chemical Corporation dated as of May 15, 1998 (1)

12		Statement Concerning Computation of Ratios

21		Subsidiaries of Equistar Chemicals, LP (8)

*23.1		Consent of PricewaterhouseCoopers, LLP

*23.2		Consent of Baker Botts L.L.P. (included in Exhibit 5 Opinion)

24.1		Power of Attorney for Equistar Chemicals, LP

24.2		Power of Attorney for the Partnership Governance Committee of Equistar Chemicals, LP

Exhibit No.	Exhibit

24.3	Power of Attorney for Equistar Funding Corporation

24.4	Power of Attorney for Lyondell Petrochemical G.P. Inc.

24.5	Power of Attorney for Millennium Petrochemicals GP, LLC

25	T-1 Statement of Eligibility of Trustee for the 10-5/8% senior notes due 2008

99.1	Form of letter to clients for Tender of Notes

99.2	Form of Letter to The Depository Trust Company Participants for Tender of Notes

99.3	Form of Notice of Guaranteed Delivery

99.4	Form of Transmittal Letter for Tender of Notes

*	To be filed by amendment.
(1)	Filed as an exhibit to Registrants’ Registration Statement on Form S-4 (No. 333-76473) and incorporated herein by reference.
(2)	Filed as an exhibit to Registrants’ Registration Statement on Form S-4 (No. 333-70048) and incorporated herein by reference.
(3)	Filed as an exhibit to Equistar Chemicals, LP’s Annual Report on Form 10-K for the year ended December 31, 2000 and incorporated herein by reference.
(4)	Filed as an exhibit to Equistar Chemicals, LP’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001 and incorporated herein by reference.
(5)	Filed as an exhibit to Equistar Chemicals, LP’s Annual Report on Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.
(6)	Filed as an exhibit to Equistar Chemicals, LP’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated herein by reference.
(7)	Filed as an exhibit to Equistar Chemicals, LP’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 and incorporated herein by reference.
(8)	Filed as an exhibit to Equistar Chemicals, LP’s Annual Report on Form 10-K for the year ended December 31, 2002 and incorporated herein by reference.
(9)	Filed as an exhibit to Equistar Chemicals, LP’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference.